As filed with the Securities and Exchange Commission on September 24, 2014

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hess Midstream Partners LP

(Exact name of registrant as specified in its charter)

Delaware	1311	36-4777695
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1501 McKinney Street

Houston, TX 77010

(713) 496-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy B. Goodell

General Counsel and Secretary

Hess Midstream Partners GP LLC

1501 McKinney Street

Houston, TX 77010

(713) 496-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William N. Finnegan IV Brett E. Braden Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	G. Michael O’Leary Stephanie C. Beauvais Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$250,000,000	$32,200

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 24, 2014

Prospectus

Common Units

Representing Limited Partner Interests

Hess Midstream Partners LP

This is an initial public offering of common units representing limited partner interests of Hess Midstream Partners LP. We were recently formed by Hess Corporation, and no public market currently exists for our common units. We are offering          common units in this offering. We expect that the initial public offering price will be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “HESM.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder, your common units may be subject to redemption.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 24. These risks include the following:

•	Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or significantly reduces the volumes delivered to or processed or stored at our assets, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.

•	We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

•	On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the twelve months ended June 30, 2014 or the year ended December 31, 2013.

•	Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•	Because of the natural decline in production from existing wells in our areas of operation, our success depends, in part, on Hess and other producers replacing declining production and also on our ability to secure new sources of natural gas and crude oil. Any decrease in the volumes of natural gas or crude oil that we handle could adversely affect our business and operating results.

•	Our general partner and its affiliates, including Hess, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Hess, and Hess is under no obligation to adopt a business strategy that favors us.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

•	Even if our unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Hess Midstream Partners LP, before expenses	$	$

(1)	Excludes an aggregate structuring fee equal to % of the gross proceeds of this offering payable to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. Please read “Underwriting.”

The underwriters may also purchase up to an additional          common units at the initial public offering price, less the underwriting discounts and commissions and structuring fee payable by us, within 30 days from the date of this prospectus.

The underwriters are offering the common units as set forth under “Underwriting.” Delivery of the common units will be made on or about             ,    .

Goldman, Sachs & Co.	Morgan Stanley

HESS MIDSTREAM PARTNERS LP

DIVIDE
BURKE
WILLIAMS
McKENZIE
DUNN
MOUNTRAIL
MINNESOTA
NORTH DAKOTA
Tioga Rail Terminal
Tioga Gas Plant
Ramberg Truck Facility
Mentor Storage Terminal
LEGEND
Initial Assets (Economic Interest)
Tioga Gas Plant (30%)
Ramberg Truck Facility (50%)
Tioga Rail Terminal (50%)
Mentor Storage Terminal (100%)
Right of First Offer Assets
Tioga Gas Plant (70%)
Ramberg Truck Facility (50%)
Tioga Rail Terminal (50%)
Crude Oil Gathering Pipelines
Natural Gas Gathering Pipelines
Hess Leases
Hess Acreage

Tioga Gas Plant

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

Through and including                     ,          (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates.

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common units. You should carefully read the entire prospectus, including “Risk Factors” and the historical combined and unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units.

Unless the context otherwise requires, references in this prospectus to “Hess Midstream Partners LP,” the “Partnership,” “we,” “our,” “us,” or like terms, when used in a historical context, refer to Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes, also referred to as “our Predecessor,” and when used in the present tense or prospectively, refer to Hess Midstream Partners LP and its subsidiaries. References in this prospectus to “our general partner” refer to Hess Midstream Partners GP LLC. References in this prospectus to “Hess” refer collectively to Hess Corporation and its subsidiaries, other than us, our subsidiaries and our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page B-1 of this prospectus.

Hess Midstream Partners LP

Overview

We are a fee-based, growth-oriented, traditional master limited partnership formed in January 2014 by Hess to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party crude oil and natural gas producers. Our assets are primarily located in the Bakken and Three Forks shale plays in the Williston Basin area of North Dakota, which we refer to collectively as the Bakken, one of the fastest-growing, most prolific producing basins in North America.

We generate substantially all of our revenues by charging fees for processing natural gas and fractionating natural gas liquids, or NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms. We believe these commercial agreements will provide us with stable and predictable cash flows. We have minimal direct exposure to commodity prices, and we generally do not take ownership of the crude oil, natural gas or NGLs that we process, terminal, store or transport for our customers. Our initial assets consist of the following:

Processing and Storage.    Our processing and storage business consists of a 30% economic interest in Hess TGP Operations LP, or HTGP Opco, and a 100% interest in Hess Mentor Storage Holdings LLC, or Mentor Holdings, which own the following assets, respectively:

•	Tioga Gas Plant. HTGP Opco owns a natural gas processing plant located in Tioga, North Dakota, which we refer to as the Tioga Gas Plant, with a nameplate processing capacity of 250 MMcf/d; and

•	Mentor Storage Terminal. Mentor Holdings owns a 328 MBbl propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota, which we refer to as the Mentor Storage Terminal.

Logistics.    Our logistics business consists of a 50% economic interest in Hess North Dakota Export Logistics Operations LP, or Logistics Opco, which owns each of the following assets:

•	Tioga Rail Terminal. A 140 MBbl/d crude oil and 30 MBbl/d NGL rail loading terminal in Tioga, North Dakota, which we refer to as the Tioga Rail Terminal;

•	Crude Oil Rail Cars. Nine crude oil unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars, all of which were constructed to American Association of Railroads, or AAR, Petition 1577 (CPC-1232) safety standards; and

•	Ramberg Truck Facility. A crude oil truck and pipeline receipt terminal located in Williams County, North Dakota, which we refer to as the Ramberg Truck Facility that is capable of delivering up to an aggregate of 130 MBbl/d of crude oil into an interconnecting pipeline for transportation to the Tioga Rail Terminal and to multiple third-party pipelines and storage facilities.

We refer to the Tioga Gas Plant, the Tioga Rail Terminal, the crude oil rail cars and the Ramberg Truck Facility in this prospectus as our “joint interest assets.”

We intend to expand our business by acquiring additional midstream assets from Hess and third parties, including our right of first offer assets described below, capitalizing on organic growth opportunities in the Bakken and pursuing opportunities to add additional Hess and third-party throughput volumes in the future. Hess has agreed that, during the 10-year period following the closing of this offering, it will offer us the right to acquire certain midstream assets retained by Hess following this offering or that may be constructed or acquired by Hess in the future. We refer to this right as our right of first offer. Our right of first offer assets include the following:

•	Hess’s retained interests in our joint interest assets;

•	Hess’s crude oil and natural gas gathering pipeline systems in the Bakken; and

•	any additional crude oil or NGL rail cars that Hess acquires in the future for use in the Bakken.

Hess is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess. As of June 30, 2014, the aggregate book value of the assets to be contributed to us by Hess in connection with the closing of this offering, including our interests in our joint interest assets, was approximately $470.0 million, and the aggregate book value of our right of first offer assets retained by Hess, including Hess’s retained interests in our joint interest assets, was approximately $1.4 billion. For a further description of our right of first offer assets, please read “—Right of First Offer Assets.”

Our relationship with Hess is one of our principal strengths. Hess is a global exploration and production, or E&P, company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess’s net Bakken production averaged 67 MBoe/d for the year ended December 31, 2013, an increase of approximately 20% over full year 2012 production. Hess expects that full year 2014 net production from its Bakken operations will average between 80 MBoe/d and 90 MBoe/d, and it has announced that it expects to grow its net Bakken production to 150 MBoe/d by 2018, which represents an estimated annual compound production growth rate of approximately 17.5% from 2013 net production. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2018. For the year ended December 31, 2013, Hess sold a total of 83 MBbl/d of crude oil, 6 MBbl/d of NGLs and 48 MMcf/d of natural gas through its midstream facilities in the Bakken, which included volumes that Hess purchased from Hess’s working interest and royalty owners and other third parties. We believe our strategically located assets are integral to the success of Hess’s upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken.

Hess has stated that it intends to use us as the primary midstream vehicle to support its Bakken production growth. Following the completion of this offering, Hess will also retain a significant interest in us through its sole ownership of our general partner, a     % limited partner interest in us and all of our incentive distribution rights. We believe that Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns, including our right of first offer assets, or that it may acquire or develop in the future to support its Bakken production growth.

For the year ended December 31, 2013 and the six months ended June 30, 2014, on a pro forma basis, we had revenues of $279.2 million and $105.7 million, net income (loss) of $34.0 million and $(1.2) million, and Adjusted EBITDA of $48.5 million and $17.5 million, respectively. The Tioga Gas Plant was shut down from late November 2013 to late March 2014 to complete an expansion, refurbishment and optimization project, and the plant commenced expanded operations in late March 2014. Hess accounted for approximately 100% of our pro forma revenues for each of the year ended December 31, 2013 and the six months ended June 30, 2014. After excluding Hess’s retained interests in our joint interest assets, our pro forma Adjusted EBITDA was $25.9 million and $9.5 million and our pro forma net income was $18.6 million and $2.1 million for those same periods, respectively. Please read “Selected Historical and Pro Forma Condensed Combined Financial and Operating Data” for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Business Strategies

Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•	Focus on Midstream Services Supported by Long-Term Contracts with Fee-Based Cash Flows. We are focused on providing midstream services to Hess and third parties that are supported by long-term contracts with fee-based cash flows. We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure.

•

Increase Utilization of Our Assets by Supporting Hess’s Growing Production and Pursuing Third-Party Business.    We intend to increase utilization of our existing assets by handling additional throughput volumes that we expect to result from the growth of Hess’s Bakken operations. We also intend to pursue throughput volumes from third parties in our areas of operation. While we currently provide substantially all of our midstream services exclusively to Hess, we are actively marketing our midstream services to, and are pursuing strategic relationships with, third-party producers and commodity purchasers with operations in the Bakken in order to maximize our utilization rates and diversify our customer base. We believe that the strategic location of our existing assets, their importance to Hess’s E&P operations in the Bakken and their direct connections to multiple interstate pipelines and to the BNSF

Railway provide us with a competitive advantage that will result in additional Hess and third-party throughput volumes at our assets.

•	Grow Through Acquisitions from Hess and Third Parties. We plan to pursue acquisitions of complementary midstream assets from Hess as well as third parties. In support of this strategy, Hess has provided us with a right of first offer on certain of its midstream assets, including Hess’s retained interests in our joint interest assets, and we believe Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns or that it may acquire or develop in the future. Our third-party acquisition strategy will include midstream assets both within our existing geographic footprint and in new areas.

•	Pursue Attractive Organic Growth Opportunities. We believe that the current high levels of crude oil and natural gas development and production activity in the Bakken will present us with significant opportunities for organic growth within our existing geographic footprint. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d. We are also constructing a compressed natural gas, or CNG, terminal at the Tioga Gas Plant that, when completed, will allow for the compression of 2.5 MMcf/d of residue gas into 17,000 diesel equivalent gallons per day of CNG. We will also evaluate and pursue organic investment opportunities in new areas both within and outside of the Bakken that provide attractive returns.

Business Strengths

We believe that we are well positioned to execute our business strategies based on the following business strengths:

•	Strategic Relationship with Hess. We have a strategic relationship with Hess, one of the leading producers of crude oil and natural gas in the Bakken. As the owner of our general partner, all of our incentive distribution rights, and a % limited partner interest in us, we believe Hess is incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial contracts with Hess, we have a well-capitalized, investment grade commercial counterparty initially providing substantially all of our revenues. Hess also owns other significant midstream assets, including our right of first offer assets in the Bakken. We believe that our relationship with Hess and its stated intent to use us as its primary midstream vehicle to support the growth of its Bakken production will provide us with a stable base of cash flows and significant growth opportunities.

•	Strategically Located Assets. Our initial assets are primarily located in the Bakken and serve Hess and third-party crude oil and natural gas development and production operations in the Bakken. Hess first commenced operations in North Dakota in 1951 and currently holds one of the largest acreage positions in the Bakken. The Bakken has been the focus of extensive industry activity over the last several years, and we expect producers to continue to invest substantial capital to develop crude oil and natural gas production in this region, which will in turn require substantial investment in midstream infrastructure. We believe that our existing footprint and connectivity to gathering systems and third-party pipeline and rail takeaway capacity will position us to capitalize on midstream growth opportunities in the Bakken.

•

Stable and Predictable Cash Flows Supported by Long-Term Fee-Based Contracts.    Our assets primarily consist of processing, storage, terminaling and transloading facilities that generate stable revenues by providing fee-based services. We expect that we will initially generate substantially all of our revenues under multiple 10-year, fee-based commercial agreements with Hess that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. We believe these agreements will provide us with stable and predictable cash flows.

•	High-Quality, Modern Asset Base. Substantially all of our assets have been constructed or have undergone extensive renovations within the past five years. For example, in March 2014, Hess completed a large-scale expansion, refurbishment and optimization of the Tioga Gas Plant, resulting in a state-of-the-art cryogenic processing plant and one of the largest natural gas processing plants in the Bakken based on nameplate processing capacity. We continually invest in the maintenance and integrity of our assets and have developed various programs to help us efficiently monitor and maintain them. We employ a rigorous integrity program that combines risk analysis, inspection and preventive maintenance to enhance the safety, reliability and efficiency of our operations.

•	Financial Flexibility. Following the completion of this offering, we expect to have in place a revolving credit facility with a term of up to five years and approximately $ million in available capacity. We expect to have no outstanding debt immediately following the closing of this offering. We believe that we will have access to the debt and equity capital markets which, together with the available borrowing capacity under our revolving credit facility, will provide us with the financial flexibility to effectively execute our growth strategy.

•	Experienced Management Team with a Commitment to Safe, Reliable and Efficient Operations. Our management team has substantial experience and an established record of safety and reliability in the development, management and operation of processing, storage and terminaling facilities and other midstream assets. Our management team also has expertise in acquiring and integrating midstream assets as well as in developing growth strategies in the midstream sector. Our senior management team includes several of Hess’s most senior officers, who average over 20 years of experience in the energy industry. The Hess personnel who will direct the provision of operational services in support of our assets have an average of over eight years of experience with Hess’s midstream operations. Our management team is committed to maintaining and improving the safety, reliability and efficiency of our operations, which we believe are key components in generating stable cash flows. We will also continue to utilize Hess’s strong internal safety review program and maintain a comprehensive employee safety training program.

Our Relationship with Hess

One of our principal strengths is our relationship with Hess. Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil and natural gas. Hess’s common stock trades on the New York Stock Exchange, or NYSE, under the ticker symbol “HES.” Hess is a Fortune 500 company and had a total market capitalization of approximately $30.0 billion as of June 30, 2014.

In the first quarter of 2013, Hess announced plans to fully exit its marketing and refining businesses and sell certain mature and lower margin E&P assets in order to continue its transformation into a more focused pure play E&P company. Excluding production from divested assets, Hess had pro forma total crude oil and gas production of 285 MBoe/d for the year ended December 31, 2013, and expects total average compound annual production growth of approximately 5% to 8% through 2017. Hess had total E&P sales and other operating revenues of approximately $11.9 billion for the year ended December 31, 2013 and $5.5 billion for the six months ended June 30, 2014. At December 31, 2013, Hess had proved reserves of approximately 1.4 billion Boe, approximately 46% of which were located in the United States. At December 31, 2013, Hess had $42.8 billion of total assets, including $1.8 billion of cash and cash equivalents, total equity of $24.8 billion and a debt-to-capitalization ratio of 19%.

During 2013, Hess invested approximately $2.2 billion in its Bakken operations, which represented almost 60% of its total capital and exploratory expenditures in the United States for that year and included significant investments in midstream assets. During 2013, Hess operated 14 rigs in the Bakken and drilled 195 wells, completed 181 wells and commenced production on 168 wells, bringing the total number of Hess-operated production wells in North Dakota to 722 as of December 31, 2013. In 2014, Hess expects to operate 17 rigs in the Bakken and commence production on an additional 225 wells, including 83 wells that commenced production during the first six months of the year.

We believe Hess will promote and support the successful execution of our business strategies given its significant ownership in us following this offering, its stated intent to use us as its primary vehicle to grow its midstream business and the importance of our initial assets to Hess’s E&P operations in the Bakken. In addition to our right of first offer assets, we believe that Hess will offer us the opportunity to purchase additional Bakken midstream assets that it currently owns or that it may acquire or develop in the future to support its Bakken production growth. However, Hess is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess or participate in such opportunities.

While our relationship with Hess and its affiliates is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties” for a discussion of these potential conflicts and the risks that they present to our limited partners.

Our Business

We conduct our business through two reportable segments: (1) processing and storage and (2) logistics.

Processing and Storage.    Our processing and storage business consists of the following assets:

•	Tioga Gas Plant. We own a 30% economic interest in HTGP Opco, which owns the Tioga Gas Plant, a natural gas processing plant located in Tioga, North Dakota. The plant currently has a cryogenic processing capacity of 250 MMcf/d and integrated fractionation capacity (including ethane) of 60 MBbl/d. Hess has announced that it is currently evaluating a debottlenecking project to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d. Additionally, we are also constructing a CNG terminal at the Tioga Gas Plant that, when completed, will have a CNG compression capacity of 17,000 diesel equivalent gallons per day. The plant includes the North Dakota Natural Gas Pipeline, an approximately 60-mile, 10.75-inch residue gas pipeline that connects to the interstate Northern Border Pipeline at Cherry Creek, North Dakota, and has a maximum capacity of 65 MMcf/d at the Northern Border Pipeline interconnection.

•	Mentor Storage Terminal. We own a 100% interest in Mentor Holdings, which owns the Mentor Storage Terminal, a propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota, with approximately 328 MBbls of working storage capacity.

The following tables set forth certain information regarding our processing and storage assets, each of which will have an associated long-term commercial agreement with Hess:

Processing and Storage Assets

Asset	Commodity	Description	Throughput Capacity	Storage Capacity	Significant Third-Party and Affiliate Connections
Tioga Gas Plant(1)	Natural gas	Cryogenic	250 MMcf/d(2)		Inbound pipelines: Hess gathering systems

Outbound residue gas pipelines: Northern Border Pipeline; Alliance Pipeline; Williston Basin Interstate Pipeline

	NGLs	Fractionation	60 MBbl/d	87 MBbls(3)	Outbound NGL pipelines: Alliance Pipeline (propane); Vantage Pipeline (ethane)

	CNG(4)	Compression	17 MGal/d(5)

Mentor Storage Terminal	Propane	Storage; rail and truck transloading	6 MBbl/d	328 MBbls(6)	BNSF Railway

(1)	Shown on a 100% basis. We own a 30% economic interest in HTGP Opco, which owns the Tioga Gas Plant.
(2)	Hess has announced that it is currently evaluating a debottlenecking project to increase the processing capacity of the Tioga Gas Plant from 250 MMcf/d to 300 MMcf/d.
(3)	Represents the aggregate above-ground shell storage capacity of storage tanks at the Tioga Gas Plant.
(4)	We are constructing a CNG terminal at the Tioga Gas Plant that we expect to be in operation during the first half of 2015.
(5)	Represents diesel equivalent gallons.
(6)	Represents a working storage capacity of 324 MBbls at the storage cavern and an aggregate shell capacity of 4 MBbls of above-ground storage tanks at the Mentor Storage Terminal.

Logistics.    Our logistics business consists of our 50% economic interest in Logistics Opco, which owns each of the following assets:

•	Tioga Rail Terminal. A crude oil and NGL rail loading facility located in Tioga, North Dakota. This terminal consists of a dual loop track designed to load two crude oil unit trains per day, or approximately 140 MBbl/d. The terminal also consists of ladder tracks designed to load 30 MBbl/d of NGLs with track space for over 250 rail cars and three crude oil storage tanks with a combined shell storage capacity of 287 MBbls.

•	Crude Oil Rail Cars. Nine crude oil unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards. The unit trains are used to transport crude oil for Hess from the Tioga Rail Terminal to various delivery points in the East Coast, West Coast and Gulf Coast regions of the United States.

•	Ramberg Truck Facility. A crude oil truck and pipeline receipt terminal located in Williams County, North Dakota that is capable of delivering up to an aggregate of 130 MBbl/d of crude oil into an interconnecting pipeline for transportation to the Tioga Rail Terminal and to multiple third-party pipelines and storage facilities.

The following table sets forth certain information regarding our logistics assets, each of which will have an associated long-term commercial agreement with Hess:

Logistics Assets

Asset	Commodity	Description	Throughput Capacity	Storage Capacity	Significant Third-Party and Affiliate Connections
Tioga Rail Terminal(1)	Crude oil	Dual loop	140 MBbl/d	287 MBbls(2)	BNSF Railway
	NGLs	Ladder track	30 MBbl/d	(3)

Crude oil rail cars(1)	Crude oil	AAR Petition 1577 (CPC-1232) standards	(4)	(5)

Ramberg Truck Facility(1)	Crude oil	Truck unloading bays(6); pipeline connections	130 MBbl/d(7)	39 MBbls(8)	Inbound pipelines: Hess gathering systems Outbound pipelines: Tesoro High Plains; Enbridge North Dakota System; Enbridge Bakken Expansion Pipeline; Tioga Rail Terminal connection

(1)	Shown on a 100% basis. We own a 50% economic interest in Logistics Opco, which owns the Tioga Rail Terminal, the crude oil rail cars and the Ramberg Truck Facility.
(2)	Represents the aggregate above-ground shell storage capacity of storage tanks at the Tioga Rail Terminal.
(3)	Operational storage is provided by the Tioga Gas Plant.
(4)	Capacity varies based on round-trip time, which is primarily based on shipper destination and average rail speed.
(5)	We own nine unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars. These rail cars have a shell capacity of 743 Bbls per car and an effective loading capacity of 96%, or approximately 713 Bbls per car, resulting in an aggregate working capacity of approximately 667 MBbls.
(6)	Four truck unloading bays at the Ramberg Truck Facility are currently operational. We are constructing 10 additional truck unloading bays that we expect to enter into service by the end of 2014.
(7)	Represents the aggregate redelivery capacity of the Ramberg Truck Facility.
(8)	Represents the aggregate above-ground shell storage capacity of storage tanks at the Ramberg Truck Facility.

We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. Under these commercial agreements, which we expect will be dated effective January 1, 2014, we will provide processing, storage, terminaling, rail car and logistics services to Hess, and Hess will provide us with minimum volumes of crude oil, natural gas and NGLs. The following table sets forth additional information regarding our commercial agreements with Hess:

Our Commercial Agreements with Hess

Agreement	Initial Term (years)(2)	Renewal Term (years)(3)	Hess Minimum Volume Commitment(1)
			2015	2016	2017
Gas Processing Agreement	10	10
Processing and Fractionation (MMcf/d)
Transportation (MMcf/d)(4)

Terminal and Export Services Agreement(5)	10	10
Terminaling (MBbl/d)
Crude Oil Loading (MBbl/d)
NGL Rail Loading (MBbl/d)
Crude Oil Transportation (MBbl/d)

Propane Storage Services Agreement	10	10
Storage (MBbl/d)(6)

(1)	Beginning in 2015, Hess’s minimum volume commitments under our gas processing agreement and terminal and export services agreement will be equal to 80% of Hess’s nominations in each development plan and apply on a three-year rolling basis. For more information related to Hess’s development plan and Hess’s nominations thereunder, please read “Business—Our Commercial Agreements with Hess.”
(2)	We expect that each of our commercial agreements will be dated effective January 1, 2014.
(3)	We may renew each commercial agreement for an additional 10-year term at our sole option. Thereafter, each commercial agreement will renew automatically for successive annual periods until terminated by either party.
(4)	Reflects transportation on the Tioga Gas Plant’s North Dakota Natural Gas Pipeline.
(5)	The terminal and export services agreement covers the Tioga Rail Terminal, the Ramberg Truck Facility and our crude oil rail cars.
(6)	Represents a firm capacity reservation commitment under our propane storage services agreement for 90% of the storage capacity at our Mentor Storage Terminal which approximates a minimum volume commitment of MBbl/d.

For more information related to our commercial agreements with Hess, as well as the revenues we expect to receive in connection with these agreements for the twelve months ending December 31, 2015, please read “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” and “Business—Our Commercial Agreements with Hess.”

Right of First Offer Assets

Upon the closing of this offering, we will enter into an omnibus agreement with Hess under which Hess will grant us a right of first offer for a period of ten years after the closing of this offering to acquire various midstream assets retained by Hess after this offering or that may be constructed or acquired by Hess in the future. Our right of first offer assets are processing, gathering and logistics assets that primarily support Hess’s production operations in the Bakken. Our right of first offer assets include the following:

•	Hess’s 70% retained interest in HTGP Opco;

•	Hess’s 50% retained interest in Logistics Opco;

•	Hess’s Red Sky/Nesson crude oil and natural gas gathering system located in Williams, Mountrail, Divide and Burke counties in North Dakota;

•	Hess’s Hawkeye crude oil and natural gas gathering system located in McKenzie County, North Dakota;

•	Hess’s Goliath crude oil and natural gas gathering system located in Williams County, North Dakota; and

•	any additional crude oil and NGL rail cars acquired by Hess in the future for use for the Bakken.

For more information relating to HTGP Opco and Logistics Opco, please read “—Our Business.”

The consideration to be paid by us for our right of first offer assets, as well as the consummation and timing of any acquisition by us of those assets, would depend upon, among other things, the timing of Hess’s decision to sell those assets and our ability to successfully negotiate a price and other mutually agreeable purchase terms for those assets. Please read “Risk Factors—Risks Related to Our Business—If we are unable to make acquisitions on economically acceptable terms from Hess or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.” Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” for more information regarding our right of first offer.

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus is a part;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1 billion in annual revenue, (iii) the date on which we have more than $700 million in market value of our common units held by non-affiliates and (iv) the date on which we issue more than $1 billion of non-convertible debt over a three-year period.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units. Please also read “Forward-Looking Statements.”

The Transactions

We were formed in January 2014 by Hess to serve as Hess’s primary midstream vehicle for supporting the growth of its Bakken production. In connection with this offering, Hess will contribute to us each of the following:

•	a 30% economic interest in HTGP Opco;

•	a 50% economic interest in Logistics Opco; and

•	a 100% interest in Mentor Holdings.

Additionally, each of the following transactions have occurred or will occur in connection with this offering:

•	Hess will enter into multiple long-term commercial agreements with us;

•	we will issue common units and subordinated units to Hess, representing an aggregate % limited partner interest in us, and a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

•	we will issue common units to the public in this offering, representing a % limited partner interest in us, and will apply the net proceeds as described in “Use of Proceeds”;

•	we will enter into a new $ million revolving credit facility; and

•	Hess will enter into an omnibus agreement, an operational services agreement and a secondment agreement with us.

Organizational Structure After the Transactions

After giving effect to the transactions described above under “—The Transactions,” assuming the underwriters’ option to purchase additional common units from us is not exercised, our ownership will be held as follows:

Public common units	%
Hess common units	%
Hess subordinated units	49%
General partner interest	2%

Total	100%

The following diagram depicts our organizational structure after giving effect to the transactions described above under “—The Transactions,” assuming the underwriters’ option to purchase additional common units from us is not exercised.

Management of Hess Midstream Partners LP

We are managed and operated by the board of directors and executive officers of Hess Midstream Partners GP LLC, our general partner. Hess is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the NYSE. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of Hess. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of Hess Midstream Partners GP LLC.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor our subsidiaries will have any employees. Our general partner is responsible for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Hess, its affiliates or third parties. Substantially all of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us. Please read “Management.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1501 McKinney Street, Houston, Texas 77010, and our telephone number is (713) 496-4200. Following the completion of this offering, our website will be located at www.             .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of Hess, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that they believe is in the best interests of Hess. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Hess, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive distributions. In addition, our general partner may determine to manage our business in a way that directly benefits Hess’s businesses, rather than indirectly benefitting Hess solely through its ownership interests in us. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Hess, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of the General Partner” for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units and subordinated units. For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

THE OFFERING

Common units offered to the public	common units.

common units, if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering	common units and subordinated units, each representing a 49% limited partner interest in us. The general partner will own a 2% general partner interest in us.

Use of proceeds	We expect to receive net proceeds of approximately $ million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $ per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds as follows:

•	$ million will be used to repay amounts outstanding under an affiliate loan facility with Hess that were used to fund capital expenditures and other payments related to our Tioga Gas Plant’s expansion, refurbishment and optimization project;

•	approximately $ million will be distributed to Hess to reimburse Hess for certain capital expenditures it incurred with respect to the assets that Hess will contribute to us in connection with this offering; and

•	$ million will be used to pay revolving credit facility origination fees.

If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $ million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from Hess a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Please read “Underwriting.”

Cash distributions

We intend to make a minimum quarterly distribution of $         per unit ($         per unit on an annualized basis) to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through , , based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit on all common and subordinated units in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner (as holder of incentive distribution rights)
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $ up to $	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the twelve months ended June 30, 2014 and the year ended

December 31, 2013 was $9.7 million and $17.2 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner’s 2% interest is approximately $         million (or an average of approximately $         million per quarter). The amount of distributable cash flow we generated during the twelve months ended June 30, 2014 on a pro forma basis would have been sufficient to pay     % of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner’s 2% interest and none of the aggregate minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner’s 2% interest for that period. The amount of distributable cash flow we generated during the year ended December 31, 2013 on a pro forma basis would have been sufficient to pay     % of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner’s 2% interest and none of the aggregate minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner’s 2% interest for that period. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2014 and the Year Ended December 31, 2013.”

We believe that, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015,” we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distribution of $ million on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2% interest for the twelve months ending December 31, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Risk Factors” and “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units

Hess will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will begin on the closing date of this offering and will extend until the first business day following the date that we have earned and paid distributions of at least (1) $ (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% interest for each of three consecutive, non-overlapping four quarter periods ending on or after , 2017, or (2) $ (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% interest and incentive distribution rights for any four-quarter period ending on or after , 2015, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units, including units senior to the common units, without the approval of our unitholders. Holders of our common and subordinated units will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Upon consummation of this offering, Hess will own an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give Hess the ability to prevent the removal of our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately % of our common units (excluding any common units purchased by officers and directors of our general partner and Hess under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending , ), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own % of our outstanding common units (excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed Unit Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common units being offered by this prospectus for sale to certain officers and directors of Hess and our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “HESM.”

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL AND OPERATING DATA

The following table shows summary historical combined financial and operating data of Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma condensed combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of HTGP Opco, Mentor Holdings and Logistics Opco on a combined basis. In connection with the closing of this offering, Hess will contribute to us a 30% controlling economic interest in HTGP Opco, a 100% interest in Mentor Holdings and a 50% controlling economic interest in Logistics Opco. Following the closing of this offering, we will consolidate HTGP Opco, Mentor Holdings and Logistics Opco in our financial statements and reflect a noncontrolling interest adjustment for Hess’s retained 70% noncontrolling economic interest in HTGP Opco and 50% noncontrolling economic interest in Logistics Opco.

The summary historical condensed combined financial data of our Predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical unaudited condensed combined financial data of our Predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited condensed combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined and unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma condensed combined financial and operating data presented in the following table for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 assumes the offering and the related transactions occurred as of January 1, 2013.

The unaudited pro forma condensed combined financial statements give effect to the following:

•	Hess’s contribution of our Predecessor’s assets and operations to us, including adjusting for Hess’s retained interests in HTGP Opco and Logistics Opco and retention of certain related party indebtedness;

•	our issuance of common units and subordinated units to Hess;

•	our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

•	our issuance of common units, representing a % limited partner interest in us, to the public in connection with this offering, and our receipt of $ in net proceeds from this offering;

•	our entry into a new $ million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

•	the consummation of this offering and application of the net proceeds of this offering, as described in “Use of Proceeds”;

•	our entry into an omnibus agreement, an operational services agreement and a secondment agreement with Hess; and

•	our execution of multiple long-term commercial agreements with Hess, including the recognition of incremental revenues under those agreements that were not recognized by our Predecessor and the adjustment of certain revenues previously recognized by our Predecessor.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $4.4 million of incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

For the years ended December 31, 2013 and 2012, our assets were part of the integrated operations of Hess, and our Predecessor generally recognized only the costs, but not the revenue, associated with certain of the services provided to Hess on an intercompany basis. Accordingly, the revenues in our Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and amounts received from Hess with respect to transactions for which there are governing contractual arrangements. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our Predecessor’s historical results.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Condensed Combined Financial and Operating Data—Non-GAAP Financial Measure.”

	Hess Midstream Partners LP Predecessor Historical				Hess Midstream Partners LP Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2014		2013
(in millions, except per unit data and operating information)	(unaudited)				(unaudited)
Combined statements of income:
Revenues
Third-party	$—	$66.7	$142.3	$4.7		$—		$—
Affiliate	105.3	61.8	127.4	165.0		105.7		279.2

Total revenues	105.3	128.5	269.7	169.7		105.7		279.2
Costs and expenses
Third-party product purchases	—	27.0	65.8	20.9		—		—
Affiliate product purchases	—	61.5	124.5	66.5		—		—
Operating and maintenance expenses	85.9	98.9	217.7	130.3		85.9		217.7
Depreciation expense	17.6	7.2	12.5	14.3		17.6		12.5
General and administrative expenses	2.3	6.5	13.0	11.6		2.3		13.0

Total costs and expenses	105.8	201.1	433.5	243.6		105.8		243.2

Income (loss) from operations	(0.5)	(72.6)	(163.8)	(73.9)		(0.1)		36.0
Interest expense	1.1	—	—	—		1.1		2.0
Income tax expense	—	—	—	—		—		—

Net income (loss)	(1.6)	(72.6)	(163.8)	(73.9)		(1.2)		34.0
Less: Net income (loss) attributable to Hess	—	—	—	—		(3.3)		15.4

Net income (loss) attributable to Hess Midstream Partners LP	$(1.6)	$(72.6)	$(163.8)	$(73.9)		$2.1		$18.6

General partner interest in net income (loss)					$		$
Limited partner interest in net income (loss)
Net income (loss) per limited partner unit (basic and diluted):
Common units					$		$
Subordinated units					$		$
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units
Combined balance sheet data (at period end):
Cash and cash equivalents	$—		$—	$—		$—
Property, plant and equipment, net	1,342.4		1,260.1	789.2		1,342.4
Total assets	1,365.5		1,268.7	789.8		1,368.1
Total liabilities	1,072.0		998.4	554.0		111.8
Combined statements of cash flows data:
Net cash from (used in):
Operating activities	$(1.9)	$(69.6)	$(135.4)	$(53.3)
Investing activities	(150.2)	(228.0)	(473.2)	(347.5)
Financing activities	152.1	297.6	608.6	400.8
Other financial data:
Adjusted EBITDA	$17.1	$(65.4)	$(151.3)	$(59.6)		$17.5		$48.5
Adjusted EBITDA attributable to Hess Midstream Partners LP						9.5		25.9
Capital expenditures:
Maintenance	$2.1	$2.1	$9.2	$4.0
Expansion	148.1	225.9	464.0	343.5
Volumes:
Tioga Gas Plant
NGL processing sales (MBbl/d)		10	11	6
Natural gas processing sales (MMcf/d)		68	71	44
Natural gas inlet (MMcf/d)(1)	63
Mentor Storage Terminal
Propane throughput (MBbl/d)	1	1	1	1
Tioga Rail Terminal
Crude oil throughput (MBbl/d)	36	52	49	31
NGL throughput (MBbl/d)(2)	3	5	5	3
Ramberg Truck Facility
Crude oil throughput (MBbl/d)	19	2	3	9

(1)	Beginning January 1, 2014, our Tioga Gas Plant revenues are based on natural gas inlet volumes at the plant. Please read “Management’s Discussion and Analysis—Factors Affecting the Comparability of our Financial Results.”
(2)	Historically, NGLs were loaded onto rail cars at the Tioga Gas Plant. We expect to transition rail loading of NGLs to the Tioga Rail Terminal during the third quarter of 2014.

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or significantly reduces the volumes delivered to or processed or stored at our assets, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.

For the year ended December 31, 2013 and the six months ended June 30, 2014, Hess accounted for approximately 47% and 100%, respectively, of our revenues. Following this offering, we expect that we will continue to derive substantially all of our revenues under multiple commercial agreements with Hess and any event, whether in our areas of operation or elsewhere, that materially and adversely affects Hess’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Hess, the most significant of which include the following:

•	the effects of changing commodity prices and production margins;

•	Hess’s ability to successfully increase its Bakken production;

•	the inherent uncertainties of future production rates and the possibility that actual Bakken production may be lower than estimated;

•	the effects of domestic and worldwide political and economic developments could materially reduce Hess’s profitability and cash flows;

•	the substantial period of time required to complete large capital projects, during which market conditions could deteriorate significantly, negatively impacting project returns;

•	significant losses resulting from the hazards and risks of operations may not be fully covered by insurance, and could adversely affect Hess’s operations and financial results;

•	disruptions due to catastrophic events, whether naturally occurring or man-made, may materially affect Hess’s operations and financial condition;

•	increased regulation of hydraulic fracturing could result in reductions or delays in domestic production of crude oil and natural gas, which could adversely impact Hess’s results of operations;

•	any decision by Hess to change its production plan or otherwise temporarily or permanently curtail or shut down its operations and, as a result, reduce or terminate its obligations under our commercial agreements;

•	a deterioration in Hess’s credit profile could increase Hess’s costs of borrowing money and limit Hess’s access to the capital markets and commercial credit;

•	state and federal environmental, economic, health and safety, energy and other policies and regulations, and any changes in those policies and regulations; and

•	environmental incidents and violations and related remediation costs, fines and other liabilities.

Please read “Business—Our Commercial Agreements with Hess” for a detailed description of each of these commercial agreements.

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis, we must generate distributable cash flow of approximately $         million per quarter, or approximately $         million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We may not generate sufficient distributable cash flow each quarter to support the payment of the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of crude oil, natural gas and NGLs that we process, terminal and store;

•	the fees with respect to volumes that we process, terminal and store;

•	the level of competition from other midstream energy companies in our geographic markets; and

•	outages at our facilities caused by mechanical failure and maintenance, construction and other similar activities.

In addition, the actual amount of distributable cash flow we generate will also depend on other factors, some of which are beyond our control, including:

•	the amount of our operating expenses and general and administrative expenses, including reimbursements to Hess, which are not subject to any caps or other limits, in respect of those expenses;

•	the application by Hess of credit amounts under our commercial agreements, which may be applied towards deficiency payments in future periods;

•	the level of capital expenditures we make;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our revolving credit facility and other debt instruments;

•	our debt service requirements and other liabilities;

•	the amount of cash reserves established by our general partner;

•	changes in commodity prices; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the twelve months ended June 30, 2014 or the year ended December 31, 2013.

We must generate approximately $         million of distributable cash flow to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. The amount of distributable cash flow that we generated during the twelve months ended June 30, 2014 on a pro forma basis would have been sufficient to pay     % of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner’s 2% interest, and none of the aggregate minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner’s 2% interest for that period. In addition, the amount of distributable cash flow that we generated during the year ended December 31, 2013 on a pro forma basis would have been sufficient to pay     % of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner’s 2% interest, and none of the aggregate minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner’s 2% interest for that period. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under “Cash Distribution Policy and Restrictions on Distributions.” If we are not able to generate additional distributable cash flow in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units and the corresponding distributions on our general partner’s 2% interest, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and distributable cash flow for the twelve months ending December 31, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor.

Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our commercial agreements with Hess will include provisions that permit Hess to suspend or terminate its obligations under the applicable agreement if certain events occur. These events include our failure to perform or comply with a material warranty, covenant or obligation under the applicable commercial agreement following the expiration of a specified cure period. In addition, Hess may suspend or reduce its obligations under our commercial agreements if a force majeure event prevents us from performing required services under the applicable agreement. Hess has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. Any such reduction or suspension or termination of Hess’s obligations would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. Please read “Business—Our Commercial Agreements with Hess.”

Because of the natural decline in production from existing wells in our areas of operation, our success depends, in part, on Hess and other producers replacing declining production and also on our ability to secure new sources of natural gas and crude oil. Any decrease in the volumes of natural gas or crude oil that we handle could adversely affect our business and operating results.

The natural gas and crude oil volumes that support our business depend on the level of production from natural gas and crude oil wells connected to our facilities, which may be less than expected and will naturally decline over time. As a result, our cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels at our facilities, we must obtain new sources of natural gas and crude oil. The primary factors affecting our ability to obtain non-dedicated sources of natural gas and crude oil include (i) the level of successful drilling activity in our areas of operation, (ii) our ability to compete for volumes from successful new wells and (iii) our ability to compete successfully for volumes from sources connected to other pipelines.

We have no control over the level of drilling activity in our areas of operation, the amount of reserves associated with wells connected to our systems or the rate at which production from a well declines. In addition, we have no control over Hess or other producers or their drilling or production decisions, which are affected by, among other things:

•	the availability and cost of capital;

•	prevailing and projected oil, natural gas and NGL prices;

•	demand for oil, natural gas and NGLs;

•	levels of reserves;

•	geological considerations;

•	environmental or other governmental regulations, including the timely availability of drilling permits and the regulation of hydraulic fracturing and flaring; and

•	the availability of drilling rigs and other costs of production and equipment.

Fluctuations in energy prices can also greatly affect the development of crude oil and natural gas reserves. Drilling and production activity generally decreases as crude oil and natural gas prices decrease. Declines in crude oil and natural gas prices could have a negative impact on exploration, development and production activity, and if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in our areas of operation could lead to reduced utilization of our assets.

Because of these and other factors, even if crude oil and natural gas reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. If reductions in drilling activity result in our inability to maintain the current levels of throughput on our systems, those reductions could reduce our revenues and cash flow and adversely affect our ability to make cash distributions to our unitholders.

Our success depends on our ability to attract and maintain customers in a limited number of geographic areas.

The majority of our assets are located in the Bakken, and we initially intend to focus our future capital expenditures largely on developing our business in that area. As a result, our financial condition, results of operations and cash flows are significantly dependent upon the demand for our services in that area. Due to our focus on the Bakken, an adverse development in crude oil or natural gas production from that area would have a significantly greater impact on our financial condition and results of operations than if we spread expenditures more evenly over a wider geographic area. For example, a change in the rules and regulations governing operations in or around the Bakken could cause Hess or other producers to reduce or cease drilling or to permanently or temporarily shut-in their production within the area, which could lead to a decrease in the volumes of natural gas and crude oil that we handle and have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Seasonal weather conditions may adversely affect our customers’ ability to conduct drilling activities in some of the areas where we operate and our ability to operate our facilities and to construct additional facilities.

Oil and natural gas operations in North Dakota are adversely affected by seasonal weather conditions. In the Bakken, drilling and other crude oil and natural gas activities can be adversely affected during the winter months. Severe winter weather conditions limit and may reduce or temporarily halt our customers’ ability to operate during such conditions, leading to the decrease in drilling activity and the potential shut-in of producing wells which the producers are unable to service. This could result in a decrease in the volumes of crude oil, natural gas and NGLs supplied to our facilities. In addition, seasonal weather conditions during the winter months may adversely impact the operations of our facilities, by causing temporary delays and shutdowns. These constraints and the resulting impacts could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our operations and Hess’s Bakken production operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Hess’s operations and damages for which we may not be fully covered by insurance. If a significant accident or event occurs that results in a business interruption or shutdown for which we are not adequately insured, our operations and financial results could be materially and adversely affected.

Our operations are subject to all of the risks and operational hazards inherent in terminaling, processing and storing crude oil, natural gas and NGLs, including:

•	damages to pipelines, terminals and facilities, related equipment and surrounding properties caused by earthquakes, tornados, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•	maintenance, repairs, mechanical or structural failures at our or Hess’s facilities or at third-party facilities on which our or Hess’s operations are dependent, including electrical shortages, power disruptions and power grid failures;

•	damages to and loss of availability of interconnecting third-party pipelines, railroads, terminals and other means of delivering crude oil, natural gas and NGLs;

•	crude oil tank car derailments, fires, explosions and spills;

•	disruption or failure of information technology systems and network infrastructure due to various causes, including unauthorized access or attack;

•	curtailments of operations due to severe seasonal weather;

•	riots, strikes, lockouts or other industrial disturbances; and

•	other hazards.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, as well as business interruptions or shutdowns of our facilities. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations. In addition, Hess’s Bakken production operations, on which our operations are substantially dependent, are subject to similar operational hazards and risks inherent in producing crude oil and natural gas. A serious accident at our facilities or at Hess’s facilities could result in serious injury or death to our employees or contractors or those of Hess or its affiliates and could expose us to significant liability for personal injury claims and reputational risk. We have no control over the operations at Hess’s Bakken operations and their associated facilities.

We do not maintain insurance coverage against all potential losses and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We carry separate policies for certain property damage and third-party liabilities, which includes sudden and accidental pollution liabilities, and are also insured under certain of Hess’s liability policies and are subject to Hess’s policy limits under these policies. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to make acquisitions on economically acceptable terms from Hess or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in distributable cash flow per unit. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of midstream assets by industry participants, including Hess. Hess has provided us with a right of first offer to acquire various midstream assets retained by Hess after this offering or that may be constructed or acquired by Hess in the future. Our right of first offer assets are processing, gathering and logistics assets that primarily support Hess’s production operations in the Bakken. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, Hess’s willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms, and we can offer no assurance that we will be able to successfully consummate any future acquisition of our right of first offer assets. For more information about our right of first offer, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of first offer.”

If we are unable to make acquisitions from Hess or third parties, because (i) there is a material decrease in divestitures of midstream assets, (ii) we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, (iii) we are unable to obtain financing for these acquisitions on economically acceptable terms, (iv) we are outbid by competitors or (v) for any other reason, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in distributable cash flow per unit as a result of incorrect assumptions in our evaluation of such acquisitions or unforeseen consequences or other external events beyond our control. If we consummate any future acquisitions, unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in evaluating any such acquisitions.

We may not be able to significantly increase our third-party revenues due to competition and other factors, which could limit our ability to grow and extend our dependence on Hess.

Part of our growth strategy includes diversifying our customer base by identifying opportunities to offer services to third parties with our existing assets or by constructing or acquiring new assets independently from Hess. Our ability to increase our third-party revenues is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third-party customers require it. For example, our Tioga Gas Plant is subject to competition from existing and future third-party natural gas processing plants in the Bakken. To the extent that we have available capacity at our Tioga Gas Plant for third-party volumes, we may not be able to compete effectively with third-party gas processing plants for additional natural gas production in the area. To the extent that we have available capacity at our terminals available for third-party volumes, competition from other existing or future terminals owned by third parties may limit our ability to utilize this available capacity.

We have historically provided processing, terminaling and storage services to third parties on only a limited basis, and we can provide no assurance that we will be able to attract any material third-party service opportunities. Our efforts to attract new unaffiliated customers may be adversely affected by our relationship with Hess and our desire to provide services pursuant to fee-based contracts. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure.

Our expansion of existing assets, including the planned debottlenecking of our Tioga Gas Plant, and construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our operations and financial condition.

In order to optimize our existing asset base, we intend to evaluate and capitalize on organic opportunities for expansion projects in order to increase revenue at our processing, terminaling and storage facilities. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d, and we expect to further explore increasing the plant’s processing capacity to more than 300 MMcf/d. The expansion of an existing facility or the construction of a new plant, terminal or storage asset, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects. Even if we receive such commitments, we may not realize an increase in revenue for an extended period of time. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could materially and adversely affect our results of operations and financial condition and our ability in the future to make distributions to our unitholders.

Our industry is highly competitive, and increased competitive pressure could adversely affect our business and operating results.

We compete with other similarly sized midstream companies in our areas of operation. In addition, some of our competitors have assets in closer proximity to oil and natural gas supplies and have available idle capacity in existing assets that would not require new capital investments for use. Some of our competitors are large companies that have greater financial, managerial and other resources than we do. Our competitors may expand or construct processing plants, terminals or storage facilities that would create additional competition for the services we provide to our customers. Our customers may also elect to transport crude oil on third-party pipeline systems instead of on our crude oil rail cars. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flow could be adversely affected by the activities of our competitors and our customers. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our exposure to direct commodity price risk may increase in the future.

Following the closing of this offering, we expect that we will initially generate substantially all of our revenues under fee-based commercial agreements with Hess under which we are paid based on the volumes of crude oil, natural gas and NGLs that we handle and the ancillary services we provide, rather than the value of the commodities themselves. As a result, our operations and cash flows generally will have minimal direct exposure to commodity price risk. We may acquire or develop additional assets in the future or enter into transactions that have a greater exposure to fluctuations in commodity price risk than our current operations. In addition, our efforts to negotiate contractual arrangements to minimize our direct exposure to commodity price risk in the future may not be successful. Increased exposure to the volatility of crude oil, natural gas and NGL prices in the future could have a material adverse effect on our revenues and cash flow and our ability to make distributions to our unitholders.

We do not own all of the land on which certain of the pipelines connecting our facilities are located, which could result in disruptions to our operations.

We do not own all of the land on which certain of the pipelines connecting our facilities are located, and we are, therefore, subject to the possibility of more onerous terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to construct and operate the pipelines connecting our facilities on land owned by third parties and governmental agencies, and some of our agreements may grant us those rights for only a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We utilize contract operator services at certain of our assets, and we may face higher costs associated with terminal services in the future.

We utilize contract operator services at certain of our assets. For example, we utilize contract operator services at our Tioga Rail Terminal under a rail and transload services agreement with a third-party operator that expires in November 2016. Under the terms of the agreement, third-party contract personnel supervised by Hess employees control, monitor, record and report on the operation of the Tioga Rail Terminal. Contract personnel also provide inspection, crude oil loading, railroad consulting, inventory management, repair, data reporting, general maintenance and technical support and safety compliance services. Under this agreement, we are liable for any losses resulting from actions of the third-party operator unless such losses resulted from the negligence of the third-party operator. If disputes arise over the operation of the terminal, or if the third-party operator fails to provide the services contracted under contract operator services agreements, our business, results of operation, and financial condition could be adversely affected. Upon the expiration of our existing agreement in 2016, we will be required to either negotiate the renewal of the terms of this agreement, negotiate a similar arrangement with Hess or another third party or hire and train personnel to operate the terminal. Costs of these services under a negotiated renewal of our existing agreement or a similar agreement may increase relative to historical costs. Any such increased costs associated with terminal operation services will decrease the amount of cash available for distribution to our unitholders to the extent we are not indemnified for these costs by Hess under our omnibus agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet any debt service obligations and to allow us to make cash distributions to our unitholders. In connection with this offering, we expect to enter into a new revolving credit facility, which we expect will contain various operating and financial restrictions and covenants. The operating and financial restrictions and covenants in our new revolving credit facility and any future financing agreements could restrict our ability to finance our future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders.

We expect that the provisions of our revolving credit facility could affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in an event of default which would enable our lenders to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” for additional information about our revolving credit facility.

Hess’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business and our ability to make cash distributions to our unitholders. Our ability to obtain credit in the future may also be adversely affected by Hess’s credit rating.

Hess must devote a portion of its cash flows from operating activities to service its indebtedness, and therefore cash flows may not be available for use in pursuing its growth strategy. Furthermore, a higher level of indebtedness at Hess in the future would increase the risk that it may default on its obligations to us under our commercial agreements. As of June 30, 2014, Hess had total indebtedness of $6.1 billion. The covenants contained in the agreements governing Hess’s outstanding and future indebtedness may limit its ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar manner. Furthermore, if Hess were to default under certain of its debt obligations, there is a risk that Hess’s creditors would attempt to assert claims against our assets during the litigation of their claims against Hess. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. If these claims were successful, our ability to meet our obligations to our creditors, make distributions and finance our operations could be materially and adversely affected.

Hess’s long-term credit ratings are currently investment grade. If these ratings are lowered in the future, the interest rate and fees Hess pays on its credit facilities may increase. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider Hess’s debt ratings when assigning ours because of Hess’s ownership interest in us, the significant commercial relationships between Hess and us, and our reliance on commercial agreements with Hess for substantially all of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of Hess, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our ability to grow our business and to make cash distributions to our unitholders.

Our assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that could require us to make substantial expenditures.

Our assets and operations pose risks of environmental liability due to, for example, spills, leaks and discharges of substances to the environment. To address these and other risks, we are subject to stringent federal, state, and local laws and regulations relating to environmental protection and safety. Multiple governmental authorities, such as the Environmental Protection Agency, or EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly response actions. These laws and regulations may impose numerous obligations that are applicable to our and our customer’s operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our or our customers’ operations, the imposition of specific standards addressing worker protection, and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from our and our customer’s operations. Failure to comply with these laws, regulations and permits may result in joint and several, strict liability and the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations. Private parties may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage. We may not be able to recover all or any of these costs from insurance. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt operations, and limit growth and revenues, which in turn could affect our profitability.

The loading and transportation of crude oil and NGLs involves inherent risks of spills and releases from our facilities. We have contracted with various spill response service companies in the areas in which we load, transport or store crude oil and NGLs; however, these companies may not be able to adequately contain a “worst case discharge” in all instances, and we cannot ensure that all of their services would be available at any given time.

Changes in laws or standards affecting the transportation of North American crude oil by rail or any disruption in the operation of railroads could reduce volumes throughput at our facilities, and as a result our revenues could decline, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

Recent rail car derailments in Lac-Megantic, Quebec; Aliceville, Alabama; Casselton, North Dakota; and Lynchburg, Virginia, resulting in fires have led to increased regulatory scrutiny over the safety of transporting Bakken crude oil by rail. All of these incidents involved trains carrying Bakken crude oil from the Williston Basin. In the wake of the derailments described above, the Federal Railroad Administration, or FRA, of the U.S. Department of Transportation, or DOT, and the DOT’s Pipeline Hazardous Materials Safety Administration, or PHMSA, have issued several Safety Advisories and Emergency Orders encouraging offerors and rail carriers to take additional precautionary measures to enhance the safe shipment of bulk quantities of crude oil. For example, on August 2, 2013, the FRA issued an Emergency Order imposing new standards on railroads for properly securing rolling equipment; a proposed rule was later released on September 9, 2014. Also on August 2, 2013, the FRA and PHMSA issued a Safety Advisory making similar safety-related recommendations to railroads. Also in August 2013, the FRA and PHMSA began conducting sampling and testing of crude oil from the Bakken formation to ensure cargo is properly classified to railroads and emergency responders. In November 2013, the Association of American Railroads, or AAR, submitted comments in response to a PHMSA advance notice of proposed rulemaking to require that rail cars used to transport flammable liquids, including crude oil, be constructed to AAR Petition 1577 (CPC-1232) safety standards for jacketed rail cars with insulation, retrofitted to that standard or phased out. In January 2014, the Secretary of Transportation and the heads of PHMSA, the Federal Motor Carrier Safety Administration and FRA, met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire. As a result of those meetings, the DOT and railroads agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil trains traveling in high-risk areas, studying the potential for modifying routes to avoid such high-risk areas, increasing the frequency of track inspections and improving the training of railroad employees and certain emergency responders.

On February 25, 2014, the DOT issued an Emergency Restriction/Prohibition Order, as amended and restated on March 6, 2014, or the Order, immediately requiring all carriers who transport crude oil from the Bakken region by rail to ensure that the product is properly tested and classified in accordance with federal safety regulations, and further requiring that all crude oil shipments be designated in the two highest risk categories. Any person failing to comply with the Order is subject to potential civil penalties up to $175,000 for each violation or for each day they are found to be in violation, as well as potential criminal prosecution. On May 7, 2014, the DOT issued another Emergency Restriction/Prohibition Order immediately requiring railroads operating trains carrying more than one million gallons of Bakken crude oil to notify State Emergency Response Commissions regarding the estimated volume, frequency, and transportation route of those shipments. Also on May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry encouraging those shipping or offering Bakken crude oil to select and use rail car designs with the highest level of integrity reasonably available within their rail car fleets, and to limit the use of older legacy DOT Specification 111 or CTC 111 rail cars to the extent practicable.

On July 23, 2014, the DOT issued a Notice of Proposed Rule Making, or NOPR, proposing revisions to the Hazardous Materials Regulations that establish requirements for “high-hazard flammable trains.” The NOPR addresses a number of issues impacting the rail transportation of crude oil, including proposed enhanced tank car standards, certain speed restrictions, improved braking controls, and new sampling and testing requirements. Public comments to the NOPR are being accepted through September 30, 2014. In conjunction with the NOPR, PHMSA and FRA released a report finding that, based on the results of their sampling and testing conducted from August 2013 to May 2014, Bakken crude oil is more volatile than most other types of crude oil, and thus subject to an increased risk for a significant accident.

Moreover, any disruptions in the operations of railroads, including those due to shortages of rail cars, locomotives or labor, weather-related problems, flooding, drought, derailments, mechanical difficulties, strikes, lockouts or bottlenecks, or other force majeure events could adversely impact our customers’ ability to move their product and, as a result, could affect our business.

Changes in laws or standards affecting crude oil tank cars could require retrofitting our existing car fleet, and as a result we would incur additional maintenance costs and reduced revenues while the rail cars were out of service, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

Our assets include rail tank cars that transport crude oil, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards. On May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry advising those shipping or offering Bakken crude oil to use rail car designs with the highest available level of integrity, and to avoid using older legacy DOT Specification 111 or CTC 111 rail cars to the extent practicable. In the first half of 2014, the U.S. Senate Committee on Commerce, Science, and Transportation held hearings regarding enhanced rail safety. On July 23, 2014, the DOT issued the NOPR, which proposed enhanced tank car standards, a classification and testing program for mined gases and liquids and enhanced braking systems and new operations requirements for high-hazard flammable trains. The NOPR recommended that rail cars not meeting the enhanced standard would be required to be retired, repurposed, or operated under speed restrictions. As a result, the DOT and FRA are expected to issue new regulations and design standards for DOT 111 rail cars used to transport crude oil. The adoption of new federal rail car regulations could affect our business by requiring the future retrofitting of our current rail tank car fleet to meet such new standards or their retirement if such upgrades are not possible to achieve. The upgrade costs and increased maintenance costs and the related loss of revenues while the rail cars are out of service during retrofit could adversely affect our financial position and cash flows.

Evolving environmental laws and regulations on climate change could adversely affect our financial performance.

Potential additional regulations regarding climate change could affect our operations. Currently, various U.S. legislative and regulatory agencies and bodies are considering measures to address greenhouse gas emissions. These measures include EPA programs that require the crude oil and natural gas industry to report and to control greenhouse gas emissions, and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. These actions could result in increased (1) costs to operate and maintain our facilities, (2) capital expenditures to install new emission controls on our facilities and (3) costs to administer and manage any potential greenhouse gas emissions regulations or carbon trading or tax programs. These developments also could have an indirect adverse effect on our business if Hess’s Bakken operations are adversely affected due to increased regulation of Hess’s facilities or reduced demand for crude oil, natural gas and NGLs, and a direct adverse effect on our business from increased regulation of our facilities. Please read “Business—Environmental Regulation—Air Emissions and Climate Change.”

We or Hess may be unable to obtain or renew permits necessary for our respective operations, which could inhibit our ability to do business and adversely affect our financial performance.

Our facilities and those of Hess that provide volumes to our facilities operate under a number of federal, state and local permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. All of these permits, licenses, approval limits and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval limit or standard. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations and on our financial condition, results of operations and cash flows.

Evolving environmental laws and regulations on hydraulic fracturing could have an indirect effect on our financial performance.

We do not conduct hydraulic fracturing operations, but Hess’s and our other customers’ crude oil and natural gas production operations often require hydraulic fracturing as part of the completion process. Hydraulic fracturing is an important and common practice that is used to stimulate production of crude oil and/or natural gas from dense subsurface rock formations. The process is typically regulated by state agencies. However, federal agencies have also asserted regulatory authority over the process. For example, in May 2014, the EPA released an Advanced Notice of Proposed Rulemaking seeking public comment on its plans to issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. If adopted, companies will have to use “green completions” at hydraulically fractured wells beginning in 2015. In addition, Congress has in the past and may in the future consider legislation that gives the EPA direct authority to regulate hydraulic fracturing under the Safe Drinking Water Act. Many states have already adopted laws and/or regulations that require disclosure of the chemicals used in hydraulic fracturing, and are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on crude oil and/or natural gas drilling activities. We do not believe current or future regulations will have a direct effect on our operations, but because crude oil and/or natural gas production using hydraulic fracturing is growing rapidly in the

United States, if new or more stringent federal, state or local legal restrictions relating to such drilling activities or to the hydraulic fracturing process are adopted in areas where Hess and our other customers operate, Hess and our other customers could incur potentially significant added costs to comply with such requirements and experience delays or curtailment in the pursuit of production or development activities, which could reduce demand for our midstream services.

Certain plant or animal species could be designated as endangered or threatened, which could limit our ability to expand some of our existing operations or limit our customers’ ability to develop new crude oil and natural gas wells.

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. Many states have analogous laws designed to protect endangered or threatened species. The designation of previously unidentified endangered or threatened species under such laws may affect our and our customers’ operations.

Terrorist or cyber-attacks and threats, or escalation of military activity in response to these attacks, could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks and threats, cyber-attacks, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future terrorist attacks than other targets in the United States. We do not maintain specialized insurance for possible liability or loss resulting from a terrorist attack or cyber-attack on our assets that may shut down all or part of our business. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Computers and telecommunication systems have become an integral part of our business. We use these systems to analyze and store financial and operating data and to communicate within our company and with outside business partners. Cyber-attacks could compromise our computer and telecommunications systems and result in disruptions to our business operations, the loss or corruption of our data and proprietary information and communications interruptions. In addition, computers control oil and gas distribution systems globally and are necessary to deliver our production to market. A cyber-attack impacting these distribution systems, or the networks and infrastructure on which they rely, could damage critical production, distribution and/or storage assets, delay or prevent delivery to markets and make it difficult or impossible to accurately account for production and settle transactions. Our systems and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient and such attacks could have an adverse impact on our business and operations.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results timely and accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

Although we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our annual report for the fiscal year ending December 31, 2015.

Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a material adverse effect on the trading price of our common units.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

In April 2012, President Obama signed the JOBS Act into law. For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our limited partner interests held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to “opt out” of this exemption and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Hess, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Hess, and Hess is under no obligation to adopt a business strategy that favors us.

Following this offering, Hess will own a 2% general partner interest and a     % limited partner interest in us (or     % if the underwriters’ option to purchase additional common units is exercised in full) and will own and control our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, Hess. Conflicts of interest may arise between Hess and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Hess, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Hess to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Hess to increase or decrease production, shut down or reconfigure its assets, pursue and grow particular markets or undertake acquisition opportunities for itself. Hess’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Hess;

•	Hess may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•	our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs incurred by it are reimbursable by us;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

•	our partnership agreement permits us to classify up to $ million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with Hess;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Duties.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units as to distributions or in liquidation or that have special voting rights and other rights, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of the General Partner.”

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

•	provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

If you are not an eligible holder, your common units may be subject to redemption.

We have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible holders are limited partners whose (a) federal income tax status is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by the Federal Energy Regulatory Commission, or FERC, or an analogous regulatory body and (b) nationality, citizenship or other related status would not create a substantial risk of cancellation or forfeiture of any property in which we have an interest, in each case as determined by our general partner with the advice of counsel. If you are not an eligible holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Our Partnership Agreement—Redemption of Ineligible Holders.”

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and operational services agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to reimburse Hess for the provision of certain operational and administrative support services to us. Under our operational services agreement, we will be required to reimburse Hess for the provision of certain maintenance, operating, administrative and construction services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is a wholly owned subsidiary of Hess. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. In addition, our general partner may only be removed for cause. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period. Even if cause for removal exists, the vote of the holders of at least 66 2⁄3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program, our general partner and its affiliates will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters’ option to purchase additional common units is exercised in full).

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Hess to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices. In addition, our omnibus agreement would potentially terminate. As a result, we could lose the provision of certain general and administrative services by Hess and its affiliates, our right of first offer to acquire our right of first offer assets and our license to use certain Hess trademarks.

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Hess:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

Hess may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Hess will hold              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Hess with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including Hess, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Neither our partnership agreement nor our omnibus agreement will prohibit Hess or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Hess. Any such entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Consequently, Hess and other affiliates of our general partner may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Hess and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately     % of our common units (excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending             ,         ), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately     % of our outstanding common units (excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program) and therefore would not be able to exercise the call right at that time. For additional information about our general partner’s call right, please read “Our Partnership Agreement—Limited Call Right.”

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised. In addition, Hess will own              common units and              subordinated units, representing an aggregate     % limited partner interest in us (or     % if the underwriters’ option to purchase additional common units is exercised in full). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and to maintain its 2% general partner interest. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. Our general partner will also be entitled to maintain its general partner’s interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Hess Midstream Partners LP.”

Tax Risks

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. We have requested a private letter ruling from the IRS to the effect that income derived from certain agreements with affiliates of Hess constitutes qualifying income. However, this offering is not contingent upon that request. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state, local or foreign income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we will initially own assets and conduct business in Minnesota and North Dakota, neither of which currently imposes an income, franchise tax or other similar form of taxation on partnerships. In the future, we may expand our operations. Imposition of state, local or foreign taxes on us in these jurisdictions or other jurisdictions that we may expand to could substantially reduce our cash available for distribution to you.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. In addition, changes to U.S. federal income tax laws affecting persons other than publicly traded partnerships could adversely impact the value of our units. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes. For a discussion of the importance of our treatment as a partnership for federal income purposes, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” for a further discussion.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if our unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be subject to withholding taxes at the highest effective tax rate applicable to such non-U.S. persons, and each non-U.S. person will be required to file U.S. federal tax returns and pay tax on its share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopted.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In the event of a successful IRS challenge to our methods, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Hess will own     % of the total interests in our capital and profits. Therefore, a transfer by Hess of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences —Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Our unitholders will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, our unitholders may be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. We will initially own assets and conduct business in Minnesota and North Dakota, each of which currently imposes a personal income tax on individuals, corporations and other entities and requires us to report certain tax information for unitholders. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is each unitholder’s responsibility to file all U.S. federal, foreign, state and local tax returns. Further, our unitholders may be subject to penalties for failure to comply with those requirements. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of common units offered by this prospectus based on an assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. Our estimate assumes the underwriters’ option to purchase additional common units from us is not exercised. We intend to use the net proceeds from this offering as follows:

•	$ million will be used to partially repay amounts outstanding under an affiliate loan facility with Hess that were used to fund capital expenditures and other payments related to our Tioga Gas Plant’s expansion, refurbishment and optimization project;

•	approximately $ million will be distributed to Hess to partially reimburse Hess for certain capital expenditures it incurred with respect to the assets that Hess will contribute to us in connection with this offering; and

•	$ million will be used to pay revolving credit facility origination fees.

On April 29, 2013, our Predecessor entered into an affiliate loan facility with Hess, which was amended on December 19, 2013. This facility matures on October 15, 2015. Our Predecessor used the proceeds from borrowings under this facility to both refinance existing affiliate payables and to fund additional capital expenditures, in each case exclusively related to the Tioga Gas Plant’s recent expansion, refurbishment and optimization project. Interest on this facility accrued at the applicable federal rate, or AFR, published by the Internal Revenue Service, with semiannual compounding. At the closing of this offering, we expect to assume $         million of outstanding borrowings under this loan facility, to repay that amount in full with the proceeds of this offering, and to terminate our participation in this loan facility.

For more information regarding our affiliate loan facilities with Hess, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess.”

If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $         million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from Hess a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Please read “Underwriting.”

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, structuring fees and offering expenses, to increase or decrease by approximately $         million (or $         million if the underwriters’ option to purchase additional common units is exercised in full).

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2014; and

•	our pro forma capitalization as of June 30, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Prospectus Summary—The Transactions.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical combined financial statements and the accompanying notes and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of June 30, 2014
(in millions)	Historical		Pro forma(1)
Cash and cash equivalents	$—		$

Debt:
Long-term debt—affiliate (including current maturities)	960.2	(2)
Revolving credit facility	—

Total debt	960.2

Net parent investment / partners’ capital(3):
Net parent investment	293.5
Held by public:
Common units	—
Held by Hess:
Common units	—
Subordinated units	—
General Partner interest	—
Noncontrolling interest	—

Total net parent investment / partners’ capital	293.5

Total capitalization	$1,253.7		$

(1)	Assumes the mid-point of the price range set forth on the cover of this prospectus.
(2)	Represents borrowings under our Predecessor’s unsecured affiliate loan facilities with Hess. At the closing of this offering, we expect to assume $ million of outstanding borrowings under one of our Predecessor’s affiliate loan facilities, repay that amount in full with a portion of the proceeds of this offering and terminate our participation in that affiliate loan facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess.”
(3)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of         ,         , after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $         million, or $         per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$
Pro forma net tangible book value per unit before this offering(2)	$
Less: Distribution to subsidiary of Hess(3)
Increase in net tangible book value per unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per unit after this offering(4)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)(6)		$

(1)	The mid-point of the price range set forth on the cover of this prospectus.
(2)	Determined by dividing the number of units ( common units, subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities, of $ million.
(3)	Determined by dividing our expected distribution of $ million to Hess in connection with this offering by the number of units ( common units, subordinated units and the 2% general partner interest) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us.
(4)	Determined by dividing the number of units to be outstanding after this offering ( common units, subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of $ million.
(5)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.
(6)	Assumes the underwriters’ option to purchase additional common units from us is not exercised. If the underwriters’ option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering would be $ .

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired			Total consideration
	Number	%		Amount	%
(in millions)
General partner and its affiliates(1)(2)(3)			%	$		%
Purchasers in this offering			%			%

Total		100%		$	100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own common units, subordinated units and a 2% general partner interest having a dilutive effect equivalent to units.
(2)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.
(3)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of , , was $ million. At the closing of this offering, we intend to make a distribution of $ million to Hess.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility, which we expect will prohibit us, until such time that we have an investment grade credit rating, from making cash distributions while an event of default has occurred and is continuing under the facility, notwithstanding our cash distribution policy.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

•	The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No unitholder approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Hess will own our general partner and will indirectly own % of our total outstanding common units and subordinated units on an aggregate basis (or % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters’ option to purchase additional common units is exercised in full).

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•	Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•	If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each whole quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that begins on        ,         , and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through         ,         , based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2% interest immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units) is summarized in the table below:

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions
	Number of units	One quarter	Annualized (four quarters)	Number of units	One quarter	Annualized (four quarters)
		(in millions)			(in millions)
Publicly held common units		$	$		$	$
Common units held by Hess
Subordinated units held by Hess
General partner interest

Total		$	$		$	$

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $         per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve months ending December 31, 2015. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Distributable Cash Flow,” in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the twelve months ended June 30, 2014 and the year ended December 31, 2013, derived from our unaudited pro forma condensed combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•	“Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015,” in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units and the corresponding distributions on our general partner’s 2% interest for the twelve months ending December 31, 2015.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2014

and the Year Ended December 31, 2013

If we had completed the transactions contemplated in this prospectus on January 1, 2013, pro forma distributable cash flow for the twelve months ended June 30, 2014 and the year ended December 31, 2013 would have been $9.7 million and $17.2 million, respectively. The amount of distributable cash flow we generated during the twelve months ended June 30, 2014 on a pro forma basis would have been sufficient to pay     % of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner’s 2% interest and none of the aggregate minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner’s 2% interest for that period. The amount of distributable cash flow we generated during the year ended December 31, 2013 on a pro forma basis would have been sufficient to pay     % of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner’s 2% interest and none of the aggregate minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner’s 2% interest for that period.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2013. Actual distributable cash may differ from pro forma distributable cash flows.

The following table illustrates, on a pro forma basis, for the twelve months ended June 30, 2014 and the year ended December 31, 2013, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2013.

Hess Midstream Partners LP

Unaudited Pro Forma Distributable Cash Flow

	Twelve Months Ended June 30, 2014		Year Ended December 31, 2013
(in millions)
Pro forma net income (loss)(1)		$2.1		$34.0
Less:
Net income (loss) attributable to Hess(2)(3)		(5.3)		15.4

Pro forma net income (loss) attributable to Hess Midstream Partners LP(4)		7.4		18.6
Plus:
Net income (loss) attributable to Hess(2)(3)		(5.3)		15.4
Depreciation expense		22.8		12.5
Interest expense(5)		2.0		2.0

Pro forma Adjusted EBITDA(4)		26.9		48.5
Less:
Pro forma Adjusted EBITDA attributable to Hess(2)(3)		8.9		22.6

Pro forma Adjusted EBITDA attributable to Hess Midstream Partners LP		18.0		25.9
Less:
Cash interest paid(5)		1.5		1.5
Maintenance capital expenditures(6)(7)		2.9		2.8
Expansion capital expenditures(6)(7)		128.0		149.2
Incremental costs of being a separate publicly traded partnership(8)		4.4		4.4
Plus:
Adjustments related to minimum volume commitments(9)		0.5		—
Funding for expansion capital expenditures(10)		128.0		149.2

Pro forma Distributable Cash Flow attributable to Hess Midstream Partners LP		$9.7		$17.2

Distributions to public unitholders	$		$
Distributions to Hess—common units
Distributions to Hess—subordinated units
Distributions to our general partner

Total distributions

(1)	See our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma net income (loss). Pro forma net income for the periods presented reflects reduced operations at our Tioga Gas Plant, which was shut down from late November 2013 to late March 2014 for a large-scale expansion, refurbishment and optimization project. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of our Financial Results—Tioga Gas Plant Expansion.”
(2)	Reflects Hess’s 70% noncontrolling economic interest in the net income (loss) of HTGP Opco and 50% noncontrolling economic interest in the net income (loss) of Logistics Opco. See our unaudited pro forma condensed combined financial statements and Adjusted EBITDA reconciliation below for further discussion.

(3)	The following table reconciles net income (loss) attributable to Hess to Adjusted EBITDA attributable to Hess. These adjustments exclude interest expense and certain incremental costs of being a publicly traded partnership discussed in footnotes (5) and (8) below. Under the limited partnership agreements that govern our joint interest assets with Hess, these costs are assumed to be our responsibility and do not reduce the earnings to Hess associated with Hess’ retained ownership interests in HTGP Opco and Logistics Opco.

	Twelve Months Ended June 30, 2014			Year Ended December 31, 2013
(in millions)	HTGP Opco	Logistics Opco	Combined	HTGP Opco	Logistics Opco	Combined
Net income (loss) attributable to Hess	$(20.7)	$15.4	$(5.3)	$(6.1)	$21.5	$15.4
Add:
Depreciation expense	9.8	4.4	14.2	3.3	3.9	7.2
Interest expense	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—

Adjusted EBITDA attributable to Hess	$(10.9)	$19.8	$8.9	$(2.8)	$25.4	$22.6

(4)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Condensed Combined Financial and Operating Data—Non-GAAP Financial Measure.”
(5)	Interest expense and cash interest paid both include commitment fees that would have been paid by our Predecessor had our revolving credit facility been in place during the periods presented. Interest expense also includes the amortization of origination fees under our revolving credit facility. We do not expect to have any borrowings under our new revolving credit facility immediately following the closing of this offering.
(6)	Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures in exactly the same way as will be required under our partnership agreement. We believe that the amount of maintenance capital expenditures shown above approximates, but may not precisely reflect, the maintenance capital expenditures we would have recorded in accordance with our partnership agreement for the twelve months ended June 30, 2014 or the year ended December 31, 2013. For a discussion of maintenance and expansion capital expenditures, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures.”
(7)	Calculated after taking into account our 30% controlling economic interest in HTGP Opco and 50% controlling economic interest in Logistics Opco.
(8)	Reflects an adjustment for estimated incremental general and administrative expense we expect that we will incur as a publicly traded partnership, including expenses associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, listing our common units on the NYSE, independent auditor fees, registrar and transfer agent fees, directors and officers insurance and director compensation.
(9)	Under each of our commercial agreements with Hess other than our propane storage services agreement, Hess will be obligated to provide minimum volumes of crude oil, natural gas and NGLs, as applicable, to our assets on a quarterly basis. Beginning in 2015, Hess’s minimum volume commitments under these commercial agreements will be equal to 80% of Hess’s nominations in each development plan and apply on a three-year rolling basis. If Hess fails to deliver its applicable minimum volume commitment under any commercial agreement during any quarter, then Hess will pay us a deficiency payment equal to the volume of the deficiency multiplied by the relevant fee under such commercial agreement. The amount of any deficiency payment paid by Hess may be applied as a credit for any volumes delivered to us under such commercial agreement in excess of Hess’s nominated volumes during any of the following four quarters after such credit is earned, after which time any unused credits will expire. For purposes of calculating estimated distributable cash flow, the quarterly deficiency payment is included in distributable cash flow when we receive the cash, rather than when it is recognized in revenues in accordance with GAAP.
(10)	Assumes expansion capital expenditures were funded with capital contributions by Hess.

Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015

We forecast our estimated distributable cash flow for the twelve months ending December 31, 2015, will be approximately $         million. This amount would exceed by $         million the amount needed to pay the aggregate minimum annual distribution of $         million on all of our outstanding common and subordinated units and the corresponding distributions on our general partner’s 2% interest for the twelve months ending December 31, 2015.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending December 31, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner’s 2% interest for the twelve months ending December 31, 2015. Please read below under “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Hess Midstream Partners LP

Estimated Distributable Cash Flow

(in millions)	Twelve Months Ending December 31, 2015(1)
Revenues	$

Costs and expenses:
Operating and maintenance expense
Depreciation expense
General and administrative expense(2)

Total costs and expenses

Operating income (loss)
Interest expense(3)

Net income (loss)
Less:
Net income (loss) attributable to Hess(4)(5)

Net income (loss) attributable to Hess Midstream Partners LP
Plus:
Net income (loss) attributable to Hess(4)(5)
Depreciation expense
Interest expense(3)

Estimated Adjusted EBITDA(6)
Less:
Estimated Adjusted EBITDA attributable to Hess(4)(5)

Estimated Adjusted EBITDA attributable to Hess Midstream Partners LP
Less:
Cash interest paid(3)
Maintenance capital expenditures(7)
Expansion capital expenditures(7)
Plus:
Borrowings to fund expansion capital expenditures

Estimated Distributable Cash Flow attributable to Hess Midstream Partners LP	$
Distributions to public unitholders
Distributions to Hess — common units
Distributions to Hess — subordinated units
Distributions to our general partner

Total distributions	$

Excess of Estimated Distributable Cash Flow over aggregate minimum annual distributions	$

(1)	Unless otherwise noted, amounts represent 100% of the results of operations of our Processing and Storage and our Logistics businesses. See our Predecessor’s combined financial statements for further discussion related to our controlling interests in HTGP Opco and Logistics Opco.
(2)	Includes approximately $4.4 million of estimated incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership.
(3)	Interest expense and cash interest paid both include the commitment fees and the interest on the borrowings under our revolving credit facility that we expect to enter into in connection with this offering. Interest expense also includes the amortization of origination fees under our new revolving credit facility.
(4)	Reflects Hess’s 70% noncontrolling economic interest in the net income of HTGP Opco and 50% noncontrolling economic interest in Logistics Opco. See our unaudited condensed combined pro forma financial statements and Adjusted EBITDA reconciliation below for further discussion.

(5)	The following table reconciles net income (loss) attributable to Hess to Adjusted EBITDA attributable to Hess. These adjustments exclude certain incremental costs of being a publicly traded partnership and the interest expense discussed in footnotes (2) and (3) above. Under the limited partnership agreements that govern our joint interest assets with Hess, these costs are assumed to be our responsibility and do not reduce the earnings to Hess associated with Hess’ retained ownership interests in HTGP Opco and Logistics Opco.

(in millions)	HTGP Opco		Logistics Opco		Combined
Net income (loss) attributable to Hess	$		$		$
Add:
Depreciation expense
Interest expense		—		—		—
Income tax expense		—		—		—

Adjusted EBITDA attributable to Hess	$		$		$

(6)	For a definition of the non-GAAP financial measure of Adjusted EBITDA, please read “Selected Historical and Pro Forma Condensed Combined Financial and Operating Data—Non-GAAP Financial Measure.”
(7)	Reflects our 30% controlling economic interest in HTGP Opco and 50% controlling economic interest in Logistics Opco.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2015. The forecast is based on a number of assumptions that are subject to change. Please read “Risk Factors—Risks Related to Our Business—Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or significantly reduces the volumes delivered to or stored at our assets, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.”

While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

As discussed in this prospectus, substantially all of our revenues and a significant portion of our expenses will be determined by contractual arrangements that we will enter into with Hess at the closing of this offering. Accordingly, our forecasted results are not directly comparable with historical periods. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results.” Substantially all of our revenues will be derived from long-term, fee-based commercial agreements with Hess that include minimum volume commitments. Please read “Business—Our Commercial Agreements with Hess.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending             ,             , we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through             ,             , based on the actual length of the period.

Definition of available cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions, anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law subsequent to that quarter);

•	comply with applicable law, any of our or our subsidiaries’ debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to distribute the minimum quarterly distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility” for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General partner interest and incentive distribution rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented by a 2% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units or the 2% general partner interest that they own. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities, and (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of cash distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace processing, terminaling and storage facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing, terminaling or storage capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after             ,             , that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% interest equaled or exceeded $ (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $ (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% interest during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early termination of the subordination period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending             ,             , that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% interest equaled or exceeded $ (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $ (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2% interest during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the subordination period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted operating surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled from such 2% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest, and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit target amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total quarterly distribution per unit target amount	Marginal percentage interest in distributions
		Unitholders	General Partner
Minimum Quarterly Distribution		$98%	2%
First Target Distribution	above $ up to $	98%	2%
Second Target Distribution	above $ up to $	85%	15%
Third Target Distribution	above $ up to $	75%	25%
Thereafter	above $	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will maintain its general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

		Marginal percentage interest in distributions				Quarterly distribution per unit following hypothetical reset
	Quarterly distribution per unit prior to reset	Common unitholders		General partner interest	Incentive distribution rights
Minimum Quarterly Distribution	$		%	2%	—	$
First Target Distribution	above $ up to $		%	2%	—	above $ up to $ (1)
Second Target Distribution	above $ up to $		%	2%	13%	above $ up to $ (2)
Third Target Distribution	above $ up to $		%	2%	23%	above $ up to $ (3)
Thereafter	above $		%	2%	48%	above $ (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be common units outstanding, our general partner’s 2% interest has been maintained, and the average distribution to each common unit would be $         per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly distribution per unit prior to reset	Cash distributions to common unitholders prior to reset	Cash distribution to general partner prior to reset				Total distributions
			Common units	2% General partner interest	Incentive distribution rights	Total
Minimum Quarterly Distribution	$	$	$	$	$	$	$
First Target Distribution	above $ up to $
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

		$	$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be             common units outstanding, our general partner has maintained its 2% general partner interest, and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) $         as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        .

	Quarterly distribution per unit after reset	Cash distributions to common unitholders after reset	Cash distribution to general partner after reset				Total distributions
			Common units	2% General partner interest	Incentive distribution rights	Total
Minimum Quarterly Distribution	$	$	$	$	$	$	$
First Target Distribution	above $ up to $
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

		$	$	$	$	$	$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How distributions from capital surplus will be made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•	second, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a distribution from capital surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 2% to our general partner and 48% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of adjustments for gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of adjustments for losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to capital accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of our Predecessor, and selected unaudited pro forma condensed combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of HTGP Opco, Mentor Holdings and Logistics Opco on a combined basis. In connection with the closing of this offering, Hess will contribute to us a 30% controlling economic interest in HTGP Opco, a 100% interest in Mentor Holdings and a 50% controlling economic interest in Logistics Opco. Following the closing of this offering, we will consolidate HTGP Opco, Mentor Holdings and Logistics Opco in our financial statements and reflect a noncontrolling interest adjustment for Hess’s retained 70% noncontrolling economic interest in HTGP Opco and 50% noncontrolling economic interest in Logistics Opco.

The selected historical condensed combined financial data of our Predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical unaudited condensed combined financial data of our Predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited condensed combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined and unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma condensed combined financial and operating data presented in the following table for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 assumes the offering and the related transactions occurred as of January 1, 2013.

The unaudited pro forma condensed combined financial statements give effect to the following:

•	Hess’s contribution of our Predecessor’s assets and operations to us, including adjusting for Hess’s retained interests in HTGP Opco and Logistics Opco and retention of certain related party indebtedness;

•	our issuance of common units and subordinated units to Hess;

•	our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

•	our issuance of common units, representing a % limited partner interest in us, to the public in connection with this offering, and our receipt of $ in net proceeds from this offering;

•	our entry into a new $ million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

•	the consummation of this offering and application of the net proceeds of this offering, as described in “Use of Proceeds”;

•	our entry into an omnibus agreement, an operational services agreement and a secondment agreement with Hess; and

•	our execution of multiple long-term commercial agreements with Hess, including the recognition of incremental revenues under those agreements that were not recognized by our Predecessor and the adjustment of certain revenues previously recognized by our Predecessor.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $4.4 million of incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

For the years ended December 31, 2013 and 2012, our assets were part of the integrated operations of Hess, and our Predecessor generally recognized only the costs, but not the revenues, associated with certain of the services provided to Hess on an intercompany basis. Accordingly, the revenues in our Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and amounts received from Hess with respect to transactions for which there are governing contractual arrangements. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our Predecessor’s historical results.

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure” below.

	Hess Midstream Partners LP Predecessor Historical				Hess Midstream Partners LP Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2014		2013
(in millions, except per unit data and operating information)	(unaudited)				(unaudited)
Combined statements of income:
Revenues
Third-party	$—	$66.7	$142.3	$4.7		$—		$—
Affiliate	105.3	61.8	127.4	165.0		105.7		279.2

Total revenues	105.3	128.5	269.7	169.7		105.7		279.2
Costs and expenses
Third-party product purchases	—	27.0	65.8	20.9		—		—
Affiliate product purchases	—	61.5	124.5	66.5		—		—
Operating and maintenance expenses	85.9	98.9	217.7	130.3		85.9		217.7
Depreciation expense	17.6	7.2	12.5	14.3		17.6		12.5
General and administrative expenses	2.3	6.5	13.0	11.6		2.3		13.0

Total costs and expenses	105.8	201.1	433.5	243.6		105.8		243.2

Income (loss) from operations	(0.5)	(72.6)	(163.8)	(73.9)		(0.1)		36.0
Interest expense	1.1	—	—	—		1.1		2.0
Income tax expense	—	—	—	—		—		—

Net income (loss)	(1.6)	(72.6)	(163.8)	(73.9)		(1.2)		34.0
Less: Net income (loss) attributable to Hess	—	—	—	—		(3.3)		15.4

Net income (loss) attributable to Hess Midstream Partners LP	$(1.6)	$(72.6)	$(163.8)	$(73.9)		$2.1		$18.6

General partner interest in net income (loss)					$		$
Limited partner interest in net income (loss)
Net income (loss) per limited partner unit (basic and diluted):
Common units					$		$
Subordinated units					$		$
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units
Combined balance sheet data (at period end):
Cash and cash equivalents	$—		$—	$—		$—
Property, plant and equipment, net	1,342.4		1,260.1	789.2		1,342.4
Total assets	1,365.5		1,268.7	789.8		1,368.1
Total liabilities	1,072.0		998.4	554.0		111.8
Combined statements of cash flows data:
Net cash from (used in):
Operating activities	$(1.9)	$(69.6)	$(135.4)	$(53.3)
Investing activities	(150.2)	(228.0)	(473.2)	(347.5)
Financing activities	152.1	297.6	608.6	400.8
Other financial data:
Adjusted EBITDA	$17.1	$(65.4)	$(151.3)	$(59.6)		$17.5		$48.5
Adjusted EBITDA attributable to Hess Midstream Partners LP						9.5		25.9
Capital expenditures:
Maintenance	$2.1	$2.1	$9.2	$4.0
Expansion	148.1	225.9	464.0	343.5
Volumes:
Tioga Gas Plant
NGL processing sales (MBbl/d)		10	11	6
Natural gas processing sales (MMcf/d)		68	71	44
Natural gas inlet (MMcf/d)(1)	63
Mentor Storage Terminal
Propane throughput (MBbl/d)	1	1	1	1
Tioga Rail Terminal
Crude oil throughput (MBbl/d)	36	52	49	31
NGL throughput (MBbl/d)(2)	3	5	5	3
Ramberg Truck Facility
Crude oil throughput (MBbl/d)	19	2	3	9

(1)	Beginning January 1, 2014, our Tioga Gas Plant revenues are based on natural gas inlet volumes at the plant. Please read “Management’s Discussion and Analysis—Factors Affecting the Comparability of our Financial Results.”
(2)	Historically, NGLs were loaded onto rail cars at the Tioga Gas Plant. We expect to transition rail loading of NGLs to the Tioga Rail Terminal during the third quarter of 2014.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income (loss) plus interest expense, income tax expense and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, such as other income and other non-cash, non-recurring items, if applicable. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream business, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income (loss) and net cash provided by (used in) operating activities. Adjusted EBITDA should not be considered an alternative to net income (loss), income from operations, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, income from operations and net cash provided by (used in) operating activities, and these measures may vary among other companies. As a result, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA, to net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Hess Midstream Partners LP Predecessor Historical				Hess Midstream Partners LP Pro Forma
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2013	2012	2014	2013
(in millions)
Reconciliation of Adjusted EBITDA to net income (loss):
Net income (loss)	$(1.6)	$(72.6)	$(163.8)	$(73.9)	$(1.2)	$34.0
Add:
Depreciation expense	17.6	7.2	12.5	14.3	17.6	12.5
Interest expense	1.1	—	—	—	1.1	2.0
Income tax expense	—	—	—	—	—	—

Adjusted EBITDA	$17.1	$(65.4)	$(151.3)	$(59.6)	$17.5	$48.5

Less: Adjusted EBITDA attributable to Hess					8.0	22.6

Adjusted EBITDA attributable to Hess Midstream Partners LP					$9.5	$25.9

Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:
Net cash from (used in) operating activities	$(1.9)	$(69.6)	$(135.4)	$(53.3)
Changes in assets and liabilities	17.9	4.2	(15.9)	(6.3)
Interest expense	1.1	—	—	—

Adjusted EBITDA	$17.1	$(65.4)	$(151.3)	$(59.6)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations for Hess Midstream Partners LP in conjunction with the historical combined financial statements of Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes (our “Predecessor”), and the unaudited pro forma condensed combined financial statements for Hess Midstream Partners LP included elsewhere in this prospectus. Our Predecessor includes 100% of the operations of the Tioga Gas Plant, the Mentor Storage Terminal, the Tioga Rail Terminal and associated crude oil rail cars and the Ramberg Truck Facility, reflecting the historical ownership of these assets by Hess. Among other things, those historical and unaudited pro forma condensed combined financial statements include more detailed information regarding the basis of presentation for the following information.

Unless the context otherwise requires, references in this section to “we,” “us,” “our” or like terms, when used in a historical context, refer to our Predecessor and, when used in the present tense or future tense, these terms refer to Hess Midstream Partners LP and its subsidiaries. References to “our general partner” refer to Hess Midstream Partners GP LLC. References to “Hess” refer collectively to Hess Corporation and its subsidiaries, other than us, our subsidiaries and our general partner.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a fee-based, growth-oriented, traditional master limited partnership formed in January 2014 by Hess to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party crude oil and natural gas producers. Our assets are primarily located in the Bakken and Three Forks shale plays in the Williston Basin area of North Dakota, which we refer to collectively as the Bakken, one of the fastest-growing, most prolific producing basins in North America.

We conduct our business through two reportable segments: (1) processing and storage and (2) logistics:

Processing and Storage.    Our processing and storage business consists of the following assets:

•	Tioga Gas Plant. We own a 30% controlling economic interest in HTGP Opco, which owns the Tioga Gas Plant, a natural gas processing plant located in Tioga, North Dakota. The plant currently has a cryogenic processing capacity of 250 MMcf/d and integrated fractionation capacity (including ethane) of 60 MBbl/d. Hess has announced that it is currently evaluating a debottlenecking project to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d. Additionally, we are also constructing a CNG terminal at the Tioga Gas Plant that, when completed, will have a CNG compression capacity of 17,000 diesel equivalent gallons per day. The plant includes the North Dakota Natural Gas Pipeline, an approximately 60-mile, 10.75-inch residue gas pipeline that connects to the interstate Northern Border Pipeline at Cherry Creek, North Dakota and has a maximum capacity of 65 MMcf/d at the Northern Border Pipeline interconnection.

•	Mentor Storage Terminal. We own a 100% interest in Mentor Holdings, which owns the Mentor Storage Terminal, a propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota with approximately 328 MBbls of working storage capacity.

Logistics.    Our logistics business consists of our 50% controlling economic interest in Logistics Opco, which owns each of the following assets:

•	Tioga Rail Terminal. A crude oil and NGL rail loading facility located in Tioga, North Dakota. This terminal consists of a dual loop track designed to load two crude oil unit trains per day, or approximately 140 MBbl/d. The terminal also consists of ladder tracks designed to load 30 MBbl/d of NGLs with track space for over 250 rail cars and three crude oil storage tanks with a combined shell storage capacity of 287 MBbls.

•	Crude Oil Rail Cars. Nine crude oil unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards. The unit trains are used to transport crude oil for Hess from the Tioga Rail Terminal to various delivery points in the East Coast, West Coast and Gulf Coast regions of the United States.

•	Ramberg Truck Facility. A crude oil truck and pipeline receipt terminal located in Williams County, North Dakota that is capable of delivering up to an aggregate of 130 MBbl/d of crude oil into an interconnecting pipeline for transportation to the Tioga Rail Terminal and to multiple third-party pipelines and storage facilities.

We refer to our controlling interest in the Tioga Gas Plant, the Tioga Rail Terminal, the crude oil rail cars and the Ramberg Truck Facility in this prospectus as our “joint interest assets.”

How We Generate Revenues

We generate revenues by charging fees for processing natural gas and fractionating NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. We will enter into multiple 10-year fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. We expect that each of these commercial agreements will be dated effective January 1, 2014. For more information regarding our commercial agreements with Hess, please read “Business—Our Commercial Agreements with Hess.”

How we will generate revenues after the closing of this offering differs from how our Predecessor historically generated revenues. For more information, please read “—Factors Affecting the Comparability of our Financial Results.”

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our operating results and profitability. These metrics include (i) volumes, (ii) operating and maintenance expenses, (iii) Adjusted EBITDA and (iv) distributable cash flow.

Volumes.    The amount of revenues we generate primarily depends on the volumes of crude oil, natural gas and NGLs that we handle at our processing, terminaling, and storage facilities. These volumes are affected primarily by the supply of and demand for crude oil, natural gas and NGLs in the markets served directly or indirectly by our assets. Although Hess will commit to minimum volumes under our commercial agreements described above, our results of operations will be impacted by our ability to:

•	utilize the remaining uncommitted capacity on, or add additional capacity to, our existing assets, and optimize our existing assets;

•	identify and execute expansion projects, and capture incremental throughput volumes from Hess and third parties for these expanded facilities; and

•	increase throughput volumes at our Tioga Rail Terminal and Ramberg Truck Facility by contracting additional capacity commitments from new or existing gathering pipelines or by loading third-party trains, primarily driven by expected increased supply of and demand for crude oil produced in the Bakken.

Operating and Maintenance Expenses.    Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, utility costs, insurance premiums, third-party service provider costs, related property taxes and other non-income taxes and maintenance expenses, such as expenditures to repair, refurbish and replace storage facilities and to maintain equipment reliability, integrity and safety. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures by scheduling periodic maintenance on our assets in order to minimize significant variability in these expenditures and minimize their impact on our cash flow.

Adjusted EBITDA and Distributable Cash Flow.    We define Adjusted EBITDA as net income (loss) plus interest expense, income tax expense and depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, such as other income and other non-cash, non-recurring items, if applicable. We define Adjusted EBITDA attributable to Hess Midstream Partners LP as Adjusted EBITDA less Adjusted EBITDA attributable to Hess’s retained interests in our joint interest assets. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering, we intend to use distributable cash flow to analyze our liquidity and performance. We define distributable cash flow as Adjusted EBITDA attributable to Hess Midstream Partners less cash paid for interest and maintenance capital expenditures plus adjustments related to minimum volume commitments. Distributable cash flow will not reflect changes in working capital balances. Adjusted EBITDA and distributable cash flow are not presentations made in accordance with GAAP.

Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA and distributable cash flow in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA and distributable cash flow are net income (loss) attributable to Hess Midstream Partners and net cash provided by (used in) operating activities, respectively. Adjusted EBITDA and distributable cash flow should not be considered as alternatives to GAAP net income, income from operations, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and distributable cash flow have important limitations as analytical tools because they exclude some but not all items that affect net income and net cash provided by operating activities. You should not consider Adjusted EBITDA or distributable cash flow in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definition of Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

For a further discussion of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to its most comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Condensed Combined Financial and Operating Data—Non-GAAP Financial Measure.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations are not expected to be comparable to our Predecessor’s historical results of operations for the reasons described below:

Contribution of Controlling Interests in our Joint Interest Assets.    Our Predecessor’s results of operations included 100% of the revenues and expenses associated with the assets that will be contributed to us. At the closing of this offering, Hess will contribute to us a 30% controlling economic interest in the Tioga Gas Plant and a 50% controlling economic interest in each of our other joint interest assets. Following the closing of this offering, we will consolidate the financial position and results of operations of our joint interest assets and Hess’s retained interests in our joint interest assets will be reflected as noncontrolling interests in our financial statements.

Revenues.    There are differences between the sources of our Predecessor’s revenues prior to January 1, 2014, on the one hand, and the sources of our Predecessor’s revenues beginning January 1, 2014 and the sources of our revenues following the closing of this offering, on the other hand. Prior to January 1, 2014, our Predecessor earned revenues at our Tioga Gas Plant from percentage-of-proceeds, or POP, contracts under which our Predecessor purchased unprocessed natural gas from Hess and third-party producers, processed the natural gas and sold the residue gas and NGLs to Hess and third-party customers. Our Predecessor retained a percentage of the proceeds from such sales, plus certain additional fees, and remitted the remainder of the sales proceeds to the natural gas producer. Substantially all of the revenues in our Predecessor’s historical audited combined financial statements for the years ended December 31, 2013 and 2012 relate solely to the Tioga Gas Plant’s operations. Effective January 1, 2014, we generated revenues under fee-based arrangements with Hess and no longer generated revenues under POP contracts. Following the closing of this offering, we will earn revenues under our long-term commercial agreements with Hess.

Prior to January 1, 2014, the Mentor Storage Terminal and our logistics assets did not generate revenues, since these assets were part of the integrated operations of Hess and documented intercompany arrangements did not exist. As a result, our Predecessor recognized costs but did not record a significant amount of revenues associated with these assets. Our Mentor Storage Terminal did not generate any revenues during the years ended December 31, 2013 and 2012. Our logistics business did not generate any revenues for the year ended December 31, 2013, and generated only minimal third-party revenues during the year ended December 31, 2012. Beginning January 1, 2014, the revenues for all of our businesses are generated from fees paid to us by Hess and third-party customers for processing natural gas and fractionating NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. As a result, there are no revenues associated with our Mentor Storage Terminal in our audited historical financial statements for the years ended December 31, 2013 and 2012. Our logistics business generated an immaterial amount of revenues for the year ended December 31, 2012 and none for the year ended

December 31, 2013. In contrast, there are associated revenues for all of our Predecessor businesses in our unaudited condensed combined financial statements for the six months ended June 30, 2014.

Product Purchases.    Our Predecessor took title to the commodities processed at our Tioga Gas Plant during the years ended December 31, 2013 and 2012, when our Predecessor earned revenues under POP contracts. As a result, our historical audited combined financial statements for the years ended December 31, 2013 and 2012 include product purchases, which are a percentage of the proceeds of the commodities sold, as remitted to producers, under the POP contracts. Effective January 1, 2014, we generated revenues under fee-based arrangements with Hess and no longer generated revenues under POP contracts. As a result, our Predecessor’s unaudited condensed combined financial statements for the six months ended June 30, 2014 do not include product purchases.

Tioga Gas Plant Expansion.    Commencing in the fourth quarter of 2013, our Tioga Gas Plant was shut down for a large-scale expansion, refurbishment and optimization project, during which a new cryogenic processing train was installed and processing capacity was increased to 250 MMcf/d from 120 MMcf/d. The Tioga Gas Plant’s expanded operations commenced in late March 2014. The expansion, refurbishment and optimization project was financed by an affiliate loan facility with Hess. At the closing of this offering, we expect to assume a portion of the affiliate loan facility, repay that amount in full with a portion of the net proceeds of this offering and terminate our participation in the affiliate loan facility. As a result of the expansion, we experienced an increase in depreciation in the second quarter of 2014 and expect to experience higher gas processing revenues during the second half of 2014. Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d, and we expect to further explore increasing the plant’s processing capacity to more than 300 MMcf/d.

Operating Expenses.    In connection with this offering, we will enter into an operational services agreement with Hess under which we will pay fees to Hess with respect to certain operational services Hess will provide in support of our operations. Our Predecessor recorded direct costs of running our businesses as well as certain costs allocated from Hess. As such, we expect that there will be differences in the results of our operations between our Predecessor’s historical combined financial statements and our future financial statements.

General and Administrative Expenses.    Our Predecessor’s general and administrative expenses included direct monthly charges for the management and operation of our assets and certain expenses allocated by Hess for general corporate services, such as treasury, accounting, human resources and legal services. These expenses were charged or allocated to our Predecessor based on the nature of the expenses and our Predecessor’s proportionate share of employee time or capital expenditures and operating expense. Following the closing of this offering, we will reimburse Hess under our secondment agreement for the costs of certain employees seconded to our general partner in support of our operations, and Hess will charge us fees under our omnibus agreement for certain general and administrative services, such as treasury, accounting and legal services, that Hess will continue to provide to us. These fees will be based on an allocation of the costs associated with providing these services to us. For more information about our reimbursement of Hess and the fees and the services covered by it, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.” We also expect to incur an additional $4.4 million of incremental annual general and administrative expenses as a result of being a separate publicly-traded partnership that are not reflected in our Predecessor’s historical audited combined or unaudited condensed combined financial statements.

Financing.    There are differences in the way we will finance our operations as compared to the way our Predecessor historically financed our operations. Historically, our Predecessor’s operations were financed as part of Hess’s integrated operations and, other than interest under our Predecessor’s affiliate loan facilities with Hess, Hess did not charge our Predecessor for financing its operations. At the closing of this offering, we expect to assume a portion of one of our Predecessor’s affiliate loan facilities with Hess, repay that amount in full with a portion of the net proceeds of this offering and terminate our participation in the affiliate loan facility. Please read “—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess.” Additionally, our Predecessor largely relied on internally-generated cash flows and capital contributions from Hess to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures and acquisitions primarily from external sources, including borrowings under our revolving credit facility, under which we expect that no amounts will be drawn at the closing of the offering, and future issuances of equity and debt securities.

Income Taxes.    Our Predecessor determined income tax expense and related deferred tax balance sheet accounts on a separate return method for the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 and 2013. We did not record an income tax provision (benefit) for any of the presented periods due to our maintaining a full valuation allowance on net deferred tax assets primarily related to the income tax benefits from net operating losses. However, as a partnership, we will not be subject to income taxes following this offering and therefore our future financial statements will exclude income tax expense and deferred tax accounts.

Other Factors Expected To Significantly Affect Our Future Results

Supply and Demand for Crude Oil, Natural Gas and NGLs.    We currently generate the substantial majority of our revenues under fee-based agreements with Hess. These contracts should promote cash flow stability and minimize our direct exposure to commodity price fluctuations, since we generally do not own any of the crude oil, natural gas, or NGLs that we handle and do not engage in the trading of crude oil, natural gas, or NGLs. However, commodity price fluctuations indirectly influence our activities and results of operations over the long term, since they can affect production rates and investments by Hess and third parties in the development of new crude oil and natural gas reserves. Generally, drilling and production activity will increase as crude oil and natural gas prices increase. The throughput volumes at our assets depend primarily on the volumes of crude oil and natural gas produced by Hess in the Bakken, which, in turn, is ultimately dependent on Hess’s exploration and production margins. Exploration and production margins depend on the price of crude oil, natural gas, and NGLs. These prices are volatile and influenced by numerous factors beyond our or Hess’s control, including the domestic and global supply of and demand for crude oil, natural gas and NGLs. The commodities trading markets, as well as other supply and demand factors, may also influence the selling prices of crude oil, natural gas and NGLs. Furthermore, our ability to execute our growth strategy in the Bakken will depend on crude oil and natural gas production in that area, which is also affected by the supply of and demand for crude oil and natural gas.

Acquisition Opportunities.    We plan to pursue acquisitions of complementary assets from Hess as well as third parties. We believe Hess will be incentivized to offer us the opportunity to purchase additional midstream assets that it currently owns or may acquire or develop in the future, and Hess has provided us with a right of first offer on certain of its processing, gathering and logistics assets that primarily support Hess’s production operations in the Williston Basin, including Hess’s retained interests in our joint interest assets. Please read “Business—Right of First Offer Assets.” We will focus our strategy on crude oil and natural gas gathering; natural gas processing; and crude oil, natural gas, and NGL logistics assets in the Bakken. In addition, we plan to pursue strategic acquisitions of midstream assets from third parties both within our existing geographic footprint and in new areas. We believe we will be well positioned to acquire such assets from Hess and third parties and, should such opportunities arise, identifying and executing acquisitions will be a key part of our strategy. However, if we are unable to make acquisitions on economically acceptable terms from Hess or third parties, our future growth may be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

Third-Party Business.    We intend to increase utilization of our existing assets by pursuing additional throughput volumes from third parties. While we currently provide substantially all of our midstream services exclusively to Hess, we are actively marketing our midstream services to, and are pursuing strategic relationships with, third-party producers and commodity purchasers with operations in the Bakken in order to maximize our utilization rates and diversify our customer base. We believe the strategic location of our existing assets, including their direct connections to multiple interstate pipelines and to the BNSF Railway, provide us with a competitive advantage that will result in additional third-party throughput volumes at our assets. Substantially all of our revenues are currently generated by fees paid by Hess. Unless we are successful in attracting meaningful throughput volumes from third-party customers, our ability to increase throughput volumes on our assets will be dependent on Hess and its future growth.

Results of Operations

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

The following table and discussion is a summary of our combined results of operations for the six months ended June 30, 2014 and 2013. The results of operations are discussed in further detail following this overview (in millions, unless otherwise noted).

	Six Months Ended June 30,
	2014				2013
	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor		Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor
Revenues
Third-party sales	$—	$—	$		$65.0	$—	$65.0
Third-party services	—	—		—	1.7	—	1.7
Affiliate sales	—	—		—	56.4	—	56.4
Affiliate services	29.7	75.6		105.3	5.4	—	5.4

Total revenues	29.7	75.6		105.3	128.5	—	128.5
Costs and expenses
Third-party product purchases	—	—		—	27.0	—	27.0
Affiliate product purchases	—	—		—	61.5	—	61.5
Operating and maintenance expenses	25.0	60.9		85.9	25.2	73.7	98.9
Depreciation expense	12.8	4.8		17.6	3.3	3.9	7.2
General and administrative expenses	2.1	0.2		2.3	6.2	0.3	6.5

Total costs and expenses	39.9	65.9		105.8	123.2	77.9	201.1

Income (loss) from operations	(10.2)	9.7		(0.5)	5.3	(77.9)	(72.6)
Interest expense	1.1	—		1.1	—	—	—
Income tax expense (benefit)	—	—		—	—	—	—

Net income (loss)	$(11.3)	$9.7		$(1.6)	$5.3	$(77.9)	$(72.6)

Volumes:
Tioga Gas Plant
NGL processing sales (MBbl/d)					10
Natural gas processing sales (MMcf/d)					68
Natural gas inlet (MMcf/d)(1)	63
Mentor Storage Terminal
Propane throughput (MBbl/d)	1				1
Tioga Rail Terminal
Crude oil throughput (MBbl/d)		36				52
NGL throughput (MBbl/d)(2)		3				5
Ramberg Truck Facility
Crude oil throughput (MBbl/d)		19				2

(1)	Beginning January 1, 2014, our Tioga Gas Plant revenues are based on natural gas inlet volumes at the plant. Please read “—Factors Affecting the Comparability of our Financial Results.”
(2)	Historically, NGLs were loaded onto rail cars at the Tioga Gas Plant. We expect to transition rail loading of NGLs to the Tioga Rail Terminal during the third quarter of 2014.

Processing and Storage

Revenues.    Revenues decreased $98.8 million to $29.7 million for the six months ended June 30, 2014 compared to $128.5 million for the six months ended June 30, 2013. The decrease was primarily attributable to:

•	a decrease to third-party and affiliate sales revenues of $60.0 million due to the planned shutdown and transition of the Tioga Gas Plant from late November 2013 to late March 2014 in connection with its expansion, refurbishment and optimization project. The plant did not realize any revenues for the period that it was shut down;

•	a decrease to third-party and affiliate sales revenues of $61.4 million due to a change in the Tioga Gas Plant’s customer contracts from POP contracts, under which we recorded gross product sales and purchases in connection with POP contracts during the six months ended June 30, 2013, to fee-based agreements during the six months ended June 30, 2014, under which we no longer purchase and sell products;

•	a net increase to third-party and affiliate services revenues of $21.6 million due to a change in the Tioga Gas Plant’s customer contracts from POP contracts, under which we recorded gross product sales and purchases in connection with POP contracts during the six months ended June 30, 2013, to fee-based agreements the six months ended June 30, 2014, under which we earned processing fees based on volumes processed during 2014; and

•	an increase to affiliate services revenues of $1.0 million at the Mentor Storage Terminal. Mentor Holdings did not generate revenues during the six months ended June 30, 2013 because it was part of the integrated operations of Hess, documented intercompany arrangements did not exist and we did not provide services to third parties. Please read “—Factors Affecting the Comparability of Our Financial Results.”

Product Purchases.    We did not incur any product purchases during the six months ended June 30, 2014, compared to $88.5 million of product purchases incurred during the six months ended June 30, 2013, as a result of a change in the Tioga Gas Plant’s customer contracts to fee-based arrangements from POP contracts as of January 1, 2014. Consequently, during the six months ended June 30, 2014, we did not take title to products, but instead realized fees based on volumes processed.

Operating and Maintenance Expense.    Operating and maintenance expense decreased $0.2 million to $25.0 million for the six months ended June 30, 2014 as compared to $25.2 million for the six months ended June 30, 2013. The increase was primarily attributable to the following changes in the Tioga Gas Plant expenses:

•	an increase of $6.3 million in costs related to the planned turnaround of the Tioga Gas Plant;

•	offset by a decrease in payments to a third-party gas processor for minimum volume commitments of $3.1 million; and

•	a decrease in other operating expenses of $3.4 million due to the Tioga Gas Plant being shutdown through late March 2014 for the plant’s expansion, refurbishment and optimization project.

Depreciation Expense.    Depreciation expense increased $9.5 million to $12.8 million for the six months ended June 30, 2014 compared to $3.3 million for the six months ended June 30, 2013. Commencement of depreciation of the Tioga Gas Plant expansion expenditures upon restart of operations in March 2014 increased expenses by $11.5 million, offset by a reduction of $2.0 million related to legacy Tioga Gas Plant assets becoming fully depreciated during the second half of 2013.

General and Administrative Expense.    General and administrative expense decreased $4.1 million to $2.1 million for the six months ended June 30, 2014 compared to $6.2 million for the six months ended June 30, 2013, primarily due to a reduction in overhead costs allocated to us from Hess.

Interest Expense.    Interest expense was $1.1 million for the six months ended June 30, 2014. Interest costs were fully capitalized during the six months ended June 30, 2013 during the Tioga Gas Plant expansion.

Logistics

Revenues.    Revenues was $75.6 million for the six months ended June 30, 2014. Our logistics assets did not generate revenues during the six months ended June 30, 2013 since these assets were part of the integrated operations of Hess, documented intercompany arrangements did not exist and we did not provide services to third parties. Please read “—Factors Affecting the Comparability of Our Financial Results.”

Product Purchases.    There were no product purchases during either the six months ended June 30, 2014 or 2013. Please read “—Factors Affecting the Comparability of Our Financial Results.”

Operating and Maintenance Expense.    Operating and maintenance expense decreased $12.8 million to $60.9 million for the six months ended June 30, 2014 as compared to $73.7 million for the six months ended June 30, 2013. The decrease was primarily attributable to a $11.9 million decrease in third-party rail transportation fees and a $0.9 million decrease in other operating costs.

Depreciation Expense.    Depreciation expense increased $0.9 million to $4.8 million for the six months ended June 30, 2014 compared to $3.9 million for the six months ended June 30, 2013, due to terminaling assets placed into service during the six months ended June 30, 2014.

General and Administrative Expense.    General and administrative expense decreased $0.1 million to $0.2 million for the six months ended June 30, 2014 compared to $0.3 million for the six months ended June 30, 2013, primarily due to a reduction in overhead costs allocated to us by Hess.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table and discussion is a summary of our combined results of operations for the year ended December 31, 2013 and 2012. The results of operations are discussed in further detail following this overview (in millions, unless otherwise noted).

	Year Ended December 31,
	2013			2012
	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor
Revenues
Third-party	$142.3	$—	$142.3	$2.4	$2.3	$4.7
Affiliate	127.4	—	127.4	165.0	—	165.0

Total revenues	269.7	—	269.7	167.4	2.3	169.7
Costs and expenses
Third-party product purchases	65.8	—	65.8	20.9	—	20.9
Affiliate product purchases	124.5	—	124.5	66.5	—	66.5
Operating and maintenance expenses	75.8	141.9	217.7	40.0	90.3	130.3
Depreciation expense	4.7	7.8	12.5	6.5	7.8	14.3
General and administrative expenses	12.3	0.7	13.0	11.5	0.1	11.6

Total costs and expenses	283.1	150.4	433.5	145.4	98.2	243.6

Income (loss) from operations	(13.4)	(150.4)	(163.8)	22.0	(95.9)	(73.9)
Income tax expense (benefit)	—	—	—	—	—	—

Net income (loss)	$(13.4)	$(150.4)	$(163.8)	$22.0	$(95.9)	$(73.9)

Volumes:
Tioga Gas Plant
NGL processing sales (MBbl/d)	11			6
Natural gas processing sales (MMcf/d)	71			44
Natural gas inlet(1)
Mentor Storage Terminal
Propane throughput (MBbl/d)	1			1
Tioga Rail Terminal
Crude oil throughput (MBbl/d)		49			31
NGL throughput (MBbl/d)(2)		5			3
Ramberg Truck Facility
Crude oil throughput (MBbl/d)		3			9

(1)	Beginning January 1, 2014, our Tioga Gas Plant revenues are based on natural gas inlet volumes at the plant. Please read “—Factors Affecting the Comparability of our Financial Results.”
(2)	Historically, NGLs were loaded onto rail cars at the Tioga Gas Plant. We expect to transition rail loading of NGLs to the Tioga Rail Terminal during the third quarter of 2014.

Processing and Storage

Revenues.    Revenues increased $102.3 million to $269.7 million in 2013 as compared to $167.4 million in 2012. The increase was primarily attributable to:

•	an increase in NGL revenues of $47.0 million to $160.4 million in 2013 as compared to $113.4 million in 2012. Higher commodity volumes increased revenues by $88.2 million, while lower commodity prices reduced revenues by $41.2 million. Higher commodity volumes were primarily driven by the addition of third-party business at our Tioga Gas Plant during 2013;

•	an increase in natural gas revenues of $51.6 million to $93.5 million in 2013 as compared to $41.9 million in 2012. Higher commodity volumes and prices increased revenues by $25.8 million and $23.9 million, respectively, as a result of the addition of third-party business at our Tioga Gas Plant during 2013. The remaining $1.9 million difference is related to an increase in revenues from profit sharing agreements; and

•	an increase in other revenues of $3.7 million to $15.8 million in 2013 as compared to $12.1 million in 2012. Higher affiliate and third-party fees increased revenues by $3.2 million and $1.7 million, respectively, while decreased sulfur sales reduced revenues by $1.2 million.

Product Purchases.    Product purchases increased by $102.9 million to $190.3 million in 2013 as compared to $87.4 million in 2012. This increase was primarily attributable to:

•	an increase in NGL purchases of $53.7 million to $108.5 million in 2013 as compared to $54.8 million in 2012. Higher commodity volumes and prices increased product purchases by $40.1 million and $13.6 million, respectively; and

•	an increase in natural gas purchases of $49.2 million to $81.8 million in 2013 as compared to $32.6 million in 2012. Higher commodity volumes and prices increased product purchases by $19.7 million and $24.4 million, respectively. In addition, higher service fees that we paid in connection with product purchases, including transportation and gathering fees, increased product purchases by $5.1 million.

Operating and Maintenance Expense.    Operating and maintenance expense increased $35.8 million to $75.8 million in 2013 as compared to $40.0 million in 2012. The increase was primarily attributable to an increase of $14.5 million in costs associated with the planned turnaround of the Tioga Gas Plant, payments of $15.0 million to a third-party gas processor for minimum volume commitments in connection with new 2013 third-party business, and a $5.5 million increase in operating expenses allocated to us from Hess related to the Tioga Gas Plant, and a $0.8 million increase in other expenses. Please read “—Factors Affecting the Comparability of Our Financial Results.”

Depreciation Expense.    Depreciation expense decreased $1.8 million to $4.7 million in 2013, compared to $6.5 million in 2012, primarily attributable to assets becoming fully depreciated during 2013 at the Tioga Gas Plant.

General and Administrative Expense.    General and administrative expense increased $0.8 million to $12.3 million in 2013, compared to $11.5 million in 2012, primarily due to additional overhead costs allocated to us from Hess.

Logistics

Revenues.    Our logistics assets did not generate revenues during 2013, since these assets were part of the integrated operations of Hess and documented intercompany arrangements did not exist and we did not provide services to third parties. The $2.3 million in 2012 revenues were related to crude oil rail car transportation services provided to third parties that were not provided in 2013.

Product Purchases.    There were no product purchases for our logistics business in 2013 or 2012. Please read “—Factors Affecting the Comparability of Our Financial Results.”

Operating and Maintenance Expense.    Operating and maintenance expense increased $51.6 million to $141.9 million in 2013 as compared to $90.3 million in 2012. The increase was primarily attributable to an increase in third-party rail transportation fees of $51.5 million due to increased crude oil rail car usage at our Tioga Rail Terminal and an increase in other costs of $0.1 million.

Depreciation Expense.    Depreciation expense was $7.8 million in 2013 and 2012.

General and Administrative Expense.    General and administrative expense increased $0.6 million to $0.7 million in 2013, compared to $0.1 million in 2012, primarily due to additional overhead costs allocated to us from Hess.

Capital Resources and Liquidity

Historically, our sources of liquidity were based on cash flow from operations and funding from Hess. We participated in Hess’s centralized cash management system; as a result, our Predecessor’s historical financial statements do not include cash or cash equivalents since cash receipts from all our Predecessor’s operations were deposited into Hess’s bank accounts and all cash disbursements were made from these accounts. In connection with this offering, we will establish our own cash management system that will be administered by Hess on our general partner’s behalf under our omnibus agreement.

We expect our ongoing sources of liquidity following this offering to include:

•	cash generated from operations;

•	borrowings under our revolving credit facility;

•	issuances of additional equity securities; and

•	issuances of debt securities.

We believe that, in the future, cash generated from these sources will be sufficient to meet our operating requirements, our planned short-term capital expenditure and debt service requirements and our quarterly cash distribution requirements. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through the issuance of debt and equity securities.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $         per unit, which equates to $         million per quarter, or $         million per year in the aggregate, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution, except as provided in our partnership agreement. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Revolving Credit Facility

To provide additional liquidity following this offering, we anticipate entering into a new third-party revolving credit facility with a term of up to five years. At the closing of this offering, we expect this new credit facility to be undrawn and initially have a borrowing capacity of approximately $         million. The revolving credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures.

We expect that this revolving credit facility will contain covenants and conditions that, among other things, limit our ability to make cash distributions, incur indebtedness, create liens, make investments and enter into a merger or sale of substantially all of our assets. We also expect to be subject to certain financial covenants and customary events of default under the revolving credit facility. Indebtedness under this facility will likely bear interest at LIBOR plus a margin, depending on our credit profile and market conditions. This facility would also include customary fees, including administrative agent fees, commitment fees, underwriting fees and other fees. This new credit facility will be subject to definitive documentation, closing requirements and certain other conditions. Accordingly, no assurance can be given that this facility will be executed on the terms described above (including the amount available to be borrowed).

Affiliate Loan Facilities with Hess

On April 29, 2013, our Predecessor entered into an unsecured loan facility with Hess with a borrowing capacity of $800 million. On December 19, 2013, this facility was amended to increase our Predecessor’s borrowing capacity to $1 billion. Our Predecessor used the proceeds from borrowings under this facility to both refinance existing affiliate payables and to fund additional capital expenditures, in each case exclusively related to the Tioga Gas Plant’s expansion, refurbishment and optimization project. This facility has a maturity date of October 15, 2015, and accrues interest at the prevailing AFR with semiannual compounding. This loan facility contains customary covenants, but does not contain financial covenants or material adverse change clauses. Our Predecessor is currently in compliance with all covenant requirements.

On December 19, 2013 and April 25, 2014, our Predecessor entered into two separate $500 million unsecured loan facilities with Hess. These two facilities are available to fund general corporate expenditures relating to our logistics assets and the Tioga Gas Plant, respectively. Borrowings under these two facilities are payable on demand and bear interest at the prevailing AFR. These affiliate loan facilities accrue interest at the prevailing AFR. The loan facilities contain customary covenants, but do not contain financial covenants or material adverse change clauses. Our Predecessor is currently in compliance with all covenant requirements. We refer to these three loan facilities with Hess as our Predecessor’s “affiliate loan facilities.”

As of June 30, 2014, our Predecessor had $960.2 million of outstanding borrowings and a remaining borrowing capacity of approximately $1.04 billion under the affiliate loan facilities. At the closing of this offering, we expect to assume $         million of outstanding borrowings under the affiliate loan facilities, to repay that amount in full with the proceeds of this offering, and to terminate our participation in these affiliate loan facilities. As such, our Predecessor’s historical combined financial statements include these borrowings and related capitalized interest expense, while our future financial statements will not. Please see our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus for the effects of these adjustments on our historical combined financial statements.

Cash Flows

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Operating Activities.    Cash flows used in operating activities for the six months ended June 30, 2014 decreased $67.7 million to $1.9 million from $69.6 million for the six months ended June 30, 2013. The decrease in cash flow used in operations resulted primarily from a decrease in purchases of $88.5 million, a decrease in operating and maintenance expenses of $13.0 million and a decrease in general and administrative expenses of $4.2 million, offset by a decrease in cash provided by changes in working capital of $13.7 million, a decrease in revenues of $23.2 million and an increase in other expenses of $1.1 million.

Investing Activities.    Cash flows used in investing activities for the six months ended June 30, 2014 decreased $77.8 million to $150.2 million, from $228.0 million for the six months ended June 30, 2013, due to decreased capital expenditures primarily related to the completion of the expansion of the Tioga Gas Plant.

Financing Activities.    Cash flows provided by financing activities for the six months ended June 30, 2014 decreased $145.5 million to $152.1 million from $297.6 million for the six months ended June 30, 2013. The decrease consisted of decreased borrowings of $79.6 million under our affiliate loan agreements with Hess, which were utilized to fund our working capital needs and finance capital expenditures related to the Tioga Gas Plant’s expansion, refurbishment and optimization project and are reported in cash flows used in investing activities, and decreased contributions from Hess of $65.9 million.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Activities.    Cash flows used in operating activities for the year ended December 31, 2013 increased $82.1 million to $135.4 million from $53.3 million for the year ended December 31, 2012. The increase in use of operating cash flow resulted primarily from a $87.4 million increase in operating and maintenance expenses, an increase in purchases of $102.9 million, an increase in general and administrative expenses of $1.4 million, offset by an increase in cash provided by changes in working capital of $9.6 million and an increase in revenues of $100.0 million.

Investing Activities.    Cash flows used in investing activities for the year ended December 31, 2013 increased $125.7 million to $473.2 million from $347.5 million for the year ended December 31, 2012, due to increased capital expenditures primarily related to the expansion of our Tioga Gas Plant.

Financing Activities.    Cash flows provided by financing activities for the year ended December 31, 2013 increased $207.8 million to $608.6 million from $400.8 million for the year ended December 31, 2012. The increase consisted of additional borrowings of $101.7 million under our affiliate loan agreements with Hess, which were utilized to fund our working capital needs and finance capital expenditures related to the Tioga Gas Plant’s expansion, refurbishment and optimization project, and additional contributions from Hess of $106.1 million.

Capital Expenditures

Our operations can be capital intensive, requiring investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements will consist of maintenance capital expenditures and expansion capital expenditures. Following the closing of this offering, we will be required to distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with our partnership agreement, even though historically we did not make a distinction between maintenance capital expenditures and expansion capital expenditures in exactly the same way as will be required under our partnership agreement. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our assets and to construct or acquire new assets.

Please read “—Cash Flows” for a discussion of historical capital expenditures.

We have forecasted capital expenditures of approximately $         million for the year ending December 31, 2015. Included in our planned 2015 capital expenditures is $             million, of which

$         million relates to maintenance capital expenditures and the remaining $             million relates to expansion capital expenditures.

We expect to fund any planned or future maintenance capital expenditures primarily from cash flow generated from our operations, $         million prefunded by Hess for certain projects pursuant to our omnibus agreement, and, if necessary, borrowings under our revolving credit facility.

Our future expansion capital expenditures may vary significantly from period to period based on the investment opportunities available to us. Following this offering, we expect to rely primarily upon external sources, including borrowings under our revolving credit facility and future issuances of debt and equity securities, to fund any significant future expansion capital expenditures.

Contractual Obligations

A summary of our contractual obligations as of June 30, 2014, is as follows:

	Total	Up to 1 Year	Years 1-3	Years 3-5	After 5 Years
	(in millions)
Current maturities of long-term debt—affiliates	$5.2	$5.2	$—	$—	$—
Long-term debt—affiliates	955.0	—	955.0	—	—

Total	$960.2	$5.2	$955.0	$—	$—

At the closing of this offering, we expect to use a portion of the net proceeds of this offering to repay in full the portion of our Predecessor’s outstanding affiliate loan facilities with Hess that will be assumed by us in connection with this offering.

Off Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Regulatory Matters

Safety.    Our assets are subject to safety regulations adopted by the U.S. Department of Transportation. For more information on federal and state regulations affecting our business, please read “Business—Rate and Other Regulation.”

Environmental Regulation.    We are subject to extensive federal, state and local environmental laws and regulations. These laws, which change frequently, regulate the discharge of materials into the environment or otherwise relate to protection of the environment. Compliance with these laws and regulations may require us to remediate environmental damage from any discharge of petroleum or chemical substances from our facilities or require us to install additional pollution control equipment on our equipment and facilities. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil, or criminal penalties, the imposition of investigatory and remedial liabilities, and/or the issuance of injunctions that may subject us to additional operational constraints.

Future expenditures may be required to comply with the Clean Air Act and other federal, state and local requirements for our various sites. The impact of these legislative and regulatory requirements, if enacted or adopted, could result in increased compliance costs and additional operating restrictions on our business, each of which could have an adverse impact on our financial position, results of operations and liquidity. Hess will indemnify us for certain of these costs as described in the omnibus agreement. For a further description of this indemnification, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Environmental Liabilities.    Hess has been party to various litigation and contingent loss matters, including environmental matters, arising in the ordinary course of business. The outcome of these matters cannot always be accurately predicted, but we have recognized historical liabilities for these matters based on our best estimates and applicable accounting guidelines and principles.

We are currently, and expect to continue, incurring expenses for environmental cleanup at our gas plant, logistics and storage facilities. As part of the omnibus agreement, Hess will indemnify us for certain of these expenses. For a further description of the indemnification, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.” As of December 31, 2013, no significant environmental costs have been incurred.

Critical Accounting Policies and Estimates

Accounting policies and estimates affect the recognition of assets and liabilities in our combined balance sheets and revenues and expenses in our combined statements of operations. The accounting methods used can affect net income, net parent investment and various financial statement ratios. However, the accounting methods generally do not change cash flows or liquidity. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition and results of operations.

We are an “emerging growth company” pursuant to the JOBS Act. The JOBS Act provides that an emerging growth company may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to take advantage of this exemption and, therefore, plan to adopt new or revised accounting standards at the time those standards apply to public companies.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost less accumulated depreciation, subject to the results of impairment testing. We capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect construction costs include general engineering, taxes and the cost of funds used during construction. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects, which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred. The determination of cost componentization and related estimated useful lives is a significant element in arriving at the results of operations. The estimates affect depreciation expense in our accompanying combined statements of operations and balance sheets.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in business circumstances indicate the net book values of the assets may not be recoverable. Impairment is indicated when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ net book value. Undiscounted cash flows are based on identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. If impairment occurs, a loss is recognized for the difference between fair value and net book value. Such fair value is generally determined by discounting anticipated future net cash flows, an income valuation approach, or by a market-based valuation approach, which are Level 3 fair value measurements. Factors that indicate potential impairment include a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset’s physical condition or use. No impairments of long-lived assets were recorded during the years included in the accompanying combined financial statements. The determination of impairments could be a significant element in arriving at the results of operations. Impairment charges would impact total costs and expenses and net Property, Plant & Equipment in our accompanying combined statements of operations and balance sheets.

Revenue Recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, price is fixed or determinable and collectability is reasonably assured.

During the years ended December 31, 2013 and 2012, we provided processing services under POP contracts under which we purchased unprocessed natural gas from Hess and third-party producers, processed the natural gas and sold the residue gas and NGLs to Hess and third-party customers. We retained a percentage of the proceeds from such sales, plus certain additional fees, and remitted the remainder of the sales proceeds to the producer. We recorded revenues and the related cost of sales on a gross basis during the years ended December 31, 2013 and 2012 since we obtained title to the product and risk of loss, which was then transferred to Hess and third-party customers upon sale. Our storage and logistics businesses did not recognize substantial revenues during the years ended December 31, 2013 and 2012, since we did not have documented intercompany arrangements and prices were not fixed or determinable for transactions with Hess affiliates and third parties.

Depreciation Expense

We calculate depreciation using the straight-line method based on the estimated useful lives after considering salvage values of our assets. When assets are placed into service, we make estimates with respect to their useful lives that we believe are reasonable. Depreciation lives related to our significant assets primarily range between 20 to 25 years. However, factors such as maintenance levels, economic conditions impacting the demand for these assets, and regulatory or environmental requirements could cause us to change our estimates, and impact our future calculation of depreciation. The determination of estimated useful lives is a significant element in arriving at depreciation expense. The estimates affect depreciation expense and cost componentization in our accompanying combined statements of operations and balance sheets.

Contingencies

In the ordinary course of business, we may become party to lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters. Damages or penalties may be sought from us in some matters for which the likelihood of loss may be probable or possible but the amount of loss is not currently estimable. Costs that relate to an existing condition caused by past operations are expensed. Contingent liabilities are recorded when probable and reasonably estimable. On the basis of existing information, we believe that the resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on our financial position or results of operations. Estimates related to contingencies affect operating expenses in our accompanying combined statements of operations and liabilities in our balance sheets.

Qualitative and Quantitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We generally do not take ownership of the crude oil, natural gas or NGLs that we currently process, terminal, store or transport for our customers. Because we will initially generate substantially all of our revenues by charging fees under long-term commercial agreements with Hess with minimum volume commitments, Hess will bear the risks associated with fluctuating commodity prices and we will have minimal direct exposure to commodity prices.

We expect that any debt that we incur under our revolving credit facility will bear interest at a variable rate, each of which will expose us to interest rate risk. Unless interest rates increase significantly in the future, our exposure to interest rate risk should be minimal. We do not currently have in place any derivative instruments to hedge any exposure to variable interest rates.

INDUSTRY OVERVIEW

We obtained the information in this prospectus about the natural gas and crude oil industries from several independent outside sources, including: the Energy Information Administration, an independent statistical and analytical agency within the U.S. Department of Energy, which we refer to as EIA, the Association of American Railroads, which we refer to as the AAR, the Industrial Commission of North Dakota Pipeline Authority, which we refer to as the NDPA, and the U.S. Geological Survey, which we refer to as USGS.

General

We generate substantially all of our revenues by charging fees for processing natural gas and fractionating NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. We own a natural gas processing plant, a crude oil and NGL rail loading terminal, over 960 crude oil rail cars, a crude oil truck and pipeline receipt terminal, and a propane storage cavern and rail and truck transloading facility. The market we serve, which begins at the point of production and extends to the end-user customer, is commonly referred to as the “midstream” market.

Natural Gas Industry Overview

Natural gas is one of the world’s key sources of global energy, along with oil, coal and nuclear power. Natural gas is used principally in power generation (electricity) and for heating. It is an abundant energy source, with worldwide reserves estimated at 6,845 Tcf, which is enough for over 55 years of supply at current rates of consumption.

In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel, with its share of total global primary energy consumption rising from 19% in 1980 to 23% in 2012, according to the EIA.

Natural Gas Midstream Services

The midstream natural gas industry is the link between the exploration and production of natural gas from the wellhead or lease and the delivery of that natural gas and its other components either to end-use markets, such as power generators and industrial consumers, or to local distribution companies, or LDCs, that make delivery to small commercial, industrial and residential consumers. The principal components of the business consist of gathering, compressing, treating, dehydrating, processing, fractionating, transporting and marketing natural gas and NGLs. Companies within this industry create value at various stages along the natural gas value chain by gathering natural gas from producers at the wellhead, processing and separating the hydrocarbons from impurities and into dry gas (primarily methane) and NGLs and then routing the separated dry gas and NGL streams for delivery to end-markets or to the next intermediate stage of the value chain. Transmission consists of moving pipeline-quality natural gas from these gathering systems and plants for delivery to customers. Marketing consists of the purchase and then sale of natural gas and NGLs to end-use customers.

A significant portion of natural gas produced at the wellhead contains NGLs. Natural gas produced in association with crude oil typically contains higher concentrations of NGLs than natural gas produced from gas wells. This rich natural gas is generally not acceptable for transportation in the nation’s transmission pipeline system or for residential or commercial use. Processing plants extract the NGLs, leaving residual lean gas that meets transmission pipeline-quality specifications for ultimate consumption. Furthermore, processing plants produce marketable NGLs, which, on an energy equivalent basis, typically have a greater economic value as a raw material for petrochemicals and motor gasolines than as a component of the natural gas stream.

The range of services provided by the midstream natural gas industry are generally divided into the following categories:

Gathering.    At the initial stages of the midstream value chain, a network of typically small-diameter pipelines known as gathering systems directly connect to wellheads in the production area. These gathering systems transport natural gas from the wellhead to a central location for treating and processing. A large gathering system may involve thousands of miles of gathering pipelines connected to thousands of wells. Gathering systems are typically designed to be highly flexible to allow gathering of natural gas at different pressures and scalable to allow for additional production and well connections without significant incremental capital expenditures.

Compression.    Gathering systems are operated at design pressures that enable the maximum amount of production to be gathered from connected wells. Through a mechanical process known as compression, volumes of natural gas at a given pressure are compressed to a sufficiently higher pressure, thereby allowing those volumes to be delivered into a higher pressure downstream pipeline to be brought to market. Since wells produce at progressively lower field pressures as they age, it becomes necessary to add additional compression over time near the wellhead to maintain throughput across the gathering system.

Treating and Dehydration.    Another process in the midstream value chain is treating and dehydration, a step that involves the removal of impurities such as water, carbon dioxide, nitrogen and hydrogen sulfide that may be present when natural gas is produced at the wellhead. These impurities must be removed for the natural gas to meet the specifications for transportation on long- haul intrastate and interstate pipelines. Moreover, end users will not purchase natural gas with a high level of these impurities. To meet downstream pipeline and end-user natural gas quality standards, the natural gas is dehydrated to remove the saturated water and is chemically treated to separate the impurities from the gas stream.

Processing.    The principal components of natural gas are methane and ethane, but most natural gas also contains varying amounts of other NGLs, which are heavier hydrocarbons that are found in some natural gas streams. Even after treating and dehydration, most natural gas is not suitable for long-haul intrastate and interstate pipeline transportation or commercial use because it contains NGLs and natural gas condensate. This natural gas, referred to as liquids-rich natural gas, must be processed to remove these heavier hydrocarbon components and natural gas condensate. NGLs are also valuable commodities once removed from the natural gas stream. The removal and separation of NGLs usually takes place in a processing plant using industrial processes that exploit differences in the weights, boiling points, vapor pressures and other physical characteristics of NGL components.

Fractionation.    Fractionation is the process by which the mixture of NGLs that results from natural gas processing is separated into the NGL components, such as ethane, propane, butane, isobutane, and natural gasoline, prior to their sale to various petrochemical and industrial end users. Fractionation is accomplished by controlling the temperature of the stream of mixed liquids in order to take advantage of the difference in boiling points of separate products.

Natural Gas Transmission.    Once the raw natural gas has been treated and processed, the remaining natural gas, or residue natural gas, is transported to end users. The transmission of natural gas involves the movement of pipeline-quality natural gas from gathering systems and processing facilities to wholesalers and end users, including industrial plants and local distribution companies, or LDCs. LDCs purchase natural gas on interstate and intrastate pipelines and market that natural gas to commercial, industrial and residential end users. Transmission pipelines generally span considerable distances and consist of large-diameter pipelines that operate at higher pressures than gathering pipelines to facilitate the transportation of greater quantities of natural gas. The concentration of natural gas production in a few regions of the United States generally requires transmission pipelines to cross state borders to meet national demand. These pipelines are referred to as interstate pipelines and are primarily regulated by federal agencies or commissions, including the FERC. Pipelines that transport natural gas produced and consumed wholly within one state are generally referred to as intrastate pipelines. Intrastate pipelines are primarily regulated by state agencies or commissions.

NGL Products Transportation.    Once the NGL stream has been separated from the natural gas stream, and separated into products through fractionation, the resulting NGL products are then transported by pipe, rail, or truck to downstream NGL terminal, storage, and distribution networks or also transported directly to end users.

Natural Gas Supply Chain

The following diagram illustrates the groups of assets commonly found along the natural gas value chain:

Compressed Natural Gas and Liquefied Natural Gas

Once natural gas has been processed and separated, the residual natural gas can be compressed under high pressures, typically 3,000 to 3,600 psig, and converted into CNG. Residual natural gas can also be condensed and cooled to -260 degrees Fahrenheit into liquefied natural gas, or LNG. CNG and LNG can be used as low-cost alternatives to gasoline or diesel fuel in internal combustion engines, where either remote location or the need for mobility inhibits access to a fixed natural gas source. CNG is generally used in light to medium-duty vehicles as an alternative to gasoline or diesel fuel. LNG is generally used in medium to heavy-duty vehicles, ships, and locomotives as an alternative to gasoline or diesel fuel. CNG and LNG are also used for industrial purposes and power generation in remote locations, including oil drilling and hydraulic fracturing.

Crude and Other Liquids Midstream Services

The range of services provided by the midstream crude oil industry are generally divided into the following categories:

Crude Oil Gathering.     Crude oil gathering assets provide the link between crude oil production gathered at the well site or nearby collection points and crude oil terminals, storage facilities, long-haul crude oil pipelines and refineries. Crude oil gathering assets generally consist of a network of small-diameter pipelines that are connected directly to the well site or central receipt points delivering into large-diameter trunk lines. Pipeline transportation is generally the lowest cost option for transporting crude oil. Trucking operations are often used to supplement pipeline systems by gathering and transporting crude oil production from remote well sites that are not directly connected to pipeline gathering infrastructure. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area.

Crude Stabilization.    The process of crude stabilization lowers the concentration of light gases or NGLs, absorbed in the crude oil when it is produced. Crude stabilization reduces vapor pressure, making the crude oil less volatile to meet standards and regulations for storage and shipment via pipeline or rail tank cars. Crude stabilization may also be designed to remove corrosive elements such as hydrogen sulfide, which can damage storage vessels, pipelines and tank cars.

Terminaling, Transportation and Storage.    Terminaling and storage facilities and related short-haul pipelines complement crude oil transportation systems, refinery operations and refined products transportation, and play a key role in moving refined products to the end-use market. Crude oil terminals are generally used for distribution, storage, inventory management and blending to achieve specified grades of crude oil and use pipelines, rail cars, barges, and trucks to receive and redeliver crude oil. Refined product terminals are generally used for the distribution, storage, inventory management, blending to achieve specified grades of products such as: gasoline, diesel, filtering of jet fuel, injection of additives, including ethanol, and other ancillary services. Typically, refined product terminals are equipped with automated truck loading facilities commonly referred to as “truck racks” that operate 24 hours per day and often include storage tanks. These automated truck loading facilities provide for control of security, allocations, credit and carrier certification by remote input of data by customers. Trucks pick up refined products at the truck racks and transport them to commercial, industrial and retail end users. Additionally, some refined product terminals also use rail cars or barges to deliver refined products from and receive refined products into the terminal. During the loading process, additives may be introduced into refined products by computer-controlled injection systems that enable the refined products being loaded to conform to governmental regulations and individual customer requirements.

Crude-by-rail Transportation.    Historically, crude oil production within the contiguous United States was sourced from fields located principally in Texas and Louisiana. As a result, the U.S. petroleum complex was constructed around a transportation network of pipelines which moved large volumes of domestic crude oil and products from the major refining centers in the Gulf Coast states to refineries in the mid-continent and northern tier states. Refineries on the East Coast also came to rely on waterborne imports of crude oil. Recent production growth in Canada and the Mid-Continent region of the United States has placed considerable stress on the North American crude oil pipeline network, which was designed to transport volumes from south to north with limited capacity to send volumes east or west. Construction of new pipelines has been delayed by commercial and regulatory constraints. Crude-by-rail transportation has emerged to fill the gap, with the AAR estimating that crude oil originated carloads on U.S. Class 1 railroads increased 74% year-over-year from 233,800 carloads in 2012 to 407,600 thousand in 2013. Rail terminals for loading and unloading crude oil can be connected to an extensive rail network to reach all major processing centers, such as the U.S. East and West Coasts, where pipeline connections are unlikely given environmental and permitting hurdles.

Crude Oil Supply Chain

Refined petroleum products, such as jet fuel, gasoline and distillate fuel oil, are all sources of energy derived from crude oil. The diagram below depicts the segments of the crude oil value chain:

Overview of the Williston Basin and the Bakken Shale Formation

Our assets are primarily located in the Bakken and Three Forks shale plays in the Williston Basin area of North Dakota, though the basin is spread across North Dakota, South Dakota, Montana and parts of southern Canada. The basin contains oil and natural gas in numerous producing zones, including the Bakken Shale, which the USGS classified in April 2008 as the largest “continuous” oil accumulation ever assessed by it in the continental United States. Using a geology-based assessment methodology, in a 2013 report the USGS estimated mean undiscovered volumes of 7.4 billion Bbls of oil and 6.7 Tcf of associated/dissolved natural gas in the Bakken and Three Forks shale plays in the Williston Basin. Commercial oil production activities began in the Williston Basin in the 1950s with the first well drilled by Hess in 1951. Since then, a significant amount of crude oil has been produced from the basin, primarily from conventional oil accumulations. The Williston Basin is now one of the most actively drilled resource plays in North America. The Bakken in particular has recently experienced increased activity, which we believe is driven by relatively attractive economics resulting from modern drilling and completion technologies, its high-quality crude oil and a favorable crude oil price environment. For example, according to the NDPA, the rig count in North Dakota has increased from 91 rigs as of December 2008 to 193 as of March 2014. As the region continues to develop, we believe there will be an increasing need for additional crude oil gathering, terminaling, transportation and storage infrastructure.

The following map shows the general location of the Williston Basin and the Bakken in the United States:

The following graph shows the historical and forecasted crude oil and natural gas production from the Bakken in the United States as of September 2014:

BUSINESS

Overview

We are a fee-based, growth-oriented, traditional master limited partnership formed in January 2014 by Hess to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party crude oil and natural gas producers. Our assets are primarily located in the Bakken, one of the fastest-growing, most prolific crude oil producing basins in North America.

We generate substantially all of our revenues by charging fees for processing natural gas and fractionating NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms. We believe these commercial agreements will provide us with stable and predictable cash flows. We have minimal direct exposure to commodity prices, and we generally do not take ownership of the crude oil, natural gas or NGLs that we process, terminal, store or transport for our customers. Our initial assets consist of the following:

Processing and Storage.    Our processing and storage business consists of a 30% economic interest in HTGP Opco and a 100% interest in Mentor Holdings, which own the following assets, respectively:

•	Tioga Gas Plant. HTGP Opco owns a natural gas processing plant located in Tioga, North Dakota, which we refer to as the Tioga Gas Plant, with a nameplate processing capacity of 250 MMcf/d; and

•	Mentor Storage Terminal. Mentor Holdings owns a 328 MBbl propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota, which we refer to as the Mentor Storage Terminal.

Logistics.    Our logistics business consists of a 50% economic interest in Logistics Opco, which owns each of the following assets:

•	Tioga Rail Terminal. A 140 MBbl/d crude oil and 30 MBbl/d NGL rail loading terminal in Tioga, North Dakota, which we refer to as the Tioga Rail Terminal;

•	Crude Oil Rail Cars. Nine crude oil unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards; and

•	Ramberg Truck Facility. A crude oil truck and pipeline receipt terminal located in Williams County, North Dakota, which we refer to as the Ramberg Truck Facility that is capable of delivering up to an aggregate of 130 MBbl/d of crude oil into an interconnecting pipeline for transportation to the Tioga Rail Terminal and to multiple third-party pipelines and storage facilities.

We refer to the Tioga Gas Plant, Tioga Rail Terminal, crude oil rail cars and Ramberg Truck Facility in this prospectus as our “joint interest assets.”

We intend to expand our business by acquiring additional midstream assets from Hess and third parties, including our right of first offer assets described below, capitalizing on organic growth opportunities in the Bakken and pursuing opportunities to add additional Hess and third-party throughput volumes in the future. Hess has agreed that, during the 10-year period following the closing of this offering, it will offer us the right to acquire certain midstream assets retained by Hess following this offering or that may be constructed or acquired by Hess in the future. We refer to this right as our right of first offer. Our right of first offer assets include the following:

•	Hess’s retained interests in our joint interest assets;

•	Hess’s crude oil and natural gas gathering pipeline systems in the Bakken; and

•	any additional crude oil or NGL rail cars that Hess acquires in the future for use in the Bakken.

Hess is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess. As of June 30, 2014, the aggregate book value of the assets to be contributed to us by Hess in connection with the closing of this offering, including our interests in our joint interest assets, was approximately $470.0 million, and the aggregate book value of our right of first offer assets retained by Hess, including Hess’s retained interests in our joint interest assets, was approximately $1.4 billion. For a further description of our right of first offer assets, please read “—Right of First Offer Assets.”

Our relationship with Hess is one of our principal strengths. Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess’s net Bakken production averaged 67 MBoe/d for the year ended December 31, 2013, an increase of approximately 20% over full year 2012 production. Hess expects that full year 2014 net production from its Bakken operations will average between 80 MBoe/d and 90 MBoe/d, and it has announced that it expects to grow its net Bakken production to 150 MBoe/d by 2018, which represents an estimated annual compound production growth rate of approximately 17.5% from 2013 net production. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2018. For the year ended December 31, 2013, Hess sold a total of 83 MBbl/d of crude oil, 6 MBbl/d of NGLs and 48 MMcf/d of natural gas through its midstream facilities in the Bakken, which included volumes that Hess purchased from Hess’s working interest and royalty owners and other third parties. We believe our strategically located assets are integral to the success of Hess’s upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken.

Hess has stated that it intends to use us as the primary midstream vehicle to support its Bakken production growth. Following the completion of this offering, Hess will also retain a significant interest in us through its sole ownership of our general partner, a         % limited partner interest in us and all of our incentive distribution rights. We believe that Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns, including our right of first offer assets, or that it may acquire or develop in the future to support its Bakken production growth.

For the year ended December 31, 2013 and the six months ended June 30, 2014, on a pro forma basis, we had revenues of $279.2 million and $105.7 million, net income (loss) of $34.0 million and $(1.2) million, and Adjusted EBITDA of $48.5 million and $17.5 million, respectively. The Tioga Gas Plant was shut down from the late November 2013 to late March 2014 to complete an expansion, refurbishment and optimization project, and the plant commenced expanded operations in March 2014. Hess accounted for approximately 100% of our pro forma revenues for each of the year ended December 31, 2013 and the six months ended June 30, 2014. After excluding Hess’s retained interests in our joint interest assets, our pro forma Adjusted EBITDA was $25.9 million and $9.5 million and our pro forma net income was $18.6 million and $2.1 million for those same periods, respectively. Please read “Selected Historical and Pro Forma Condensed Combined Financial and Operating Data” for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Business Strategies

Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•	Focus on Midstream Services Supported by Long-Term Contracts with Fee-Based Cash Flows. We are focused on providing midstream services to Hess and third parties that are supported by long-term contracts with fee-based cash flows. We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure.

•	Increase Utilization of Our Assets by Supporting Hess’s Growing Production and Pursuing Third-Party Business. We intend to increase utilization of our existing assets by handling additional throughput volumes that we expect to result from the growth of Hess’s Bakken operations. We also intend to pursue throughput volumes from third parties in our areas of operation. While we currently provide substantially all of our midstream services exclusively to Hess, we are actively marketing our midstream services to, and are pursuing strategic relationships with, third-party producers and commodity purchasers with operations in the Bakken in order to maximize our utilization rates and diversify our customer base. We believe that the strategic location of our existing assets, their importance to Hess’s E&P operations in the Bakken and their direct connections to multiple interstate pipelines and to the BNSF Railway provide us with a competitive advantage that will result in additional Hess and third-party throughput volumes at our assets.

•	Grow Through Acquisitions from Hess and Third Parties. We plan to pursue acquisitions of complementary midstream assets from Hess as well as third parties. In support of this strategy, Hess has provided us with a right of first offer on certain of its midstream assets, including Hess’s retained interests in our joint interest assets, and we believe Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that it currently owns or that it may acquire or develop in the future. Our third-party acquisition strategy will include midstream assets both within our existing geographic footprint and in new areas.

•	Pursue Attractive Organic Growth Opportunities. We believe that the current high levels of crude oil and natural gas development and production activity in the Bakken will present us with significant opportunities for organic growth within our existing geographic footprint. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d. We are also constructing a CNG terminal at the Tioga Gas Plant that, when completed, will allow for the compression of 2.5 MMcf/d of residue gas into 17,000 diesel equivalent gallons per day of CNG. We will also evaluate and pursue organic investment opportunities in new areas both within and outside of the Bakken that provide attractive returns.

Business Strengths

We believe that we are well positioned to execute our business strategies based on the following business strengths:

•

Strategic Relationship with Hess.    We have a strategic relationship with Hess, one of the leading producers of crude oil and natural gas in the Bakken. As the owner of our general partner, all of our incentive distribution rights, and a     % limited partner interest in us, we believe Hess is incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial contracts with Hess, we have a well-capitalized, investment grade commercial counterparty initially providing substantially all of our revenues. Hess also owns other significant midstream assets in the Bakken, including our right of first offer assets. We believe that our relationship with Hess and its stated intent to use us as its primary midstream vehicle to support the growth of its Bakken production will provide us with a stable base of cash flows and significant growth opportunities.

•	Strategically Located Assets. Our initial assets are primarily located in the Bakken and serve Hess and third-party crude oil and natural gas development and production operations in the Bakken. Hess first commenced operations in North Dakota in 1951 and currently holds one of the largest acreage positions in the Bakken. The Bakken has been the focus of extensive industry activity over the last several years, and we expect producers to continue to invest substantial capital to develop crude oil and natural gas production in this region, which will in turn require substantial investment in midstream infrastructure. We believe that our existing footprint and connectivity to gathering systems and third-party pipeline and rail takeaway capacity will position us to capitalize on midstream growth opportunities in the Bakken.

•	Stable and Predictable Cash Flows Supported by Long-Term Fee-Based Contracts. Our assets primarily consist of processing, storage, terminaling and transloading facilities that generate stable revenues by providing fee-based services. We will generate substantially all of our revenues under multiple 10-year, fee-based commercial agreements with Hess that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. We believe these agreements will provide us with stable and predictable cash flows.

•	High-Quality, Modern Asset Base. Substantially all of our assets have been constructed or have undergone extensive renovations within the past five years. For example, in March 2014, Hess completed a large-scale expansion, refurbishment and optimization of the Tioga Gas Plant, resulting in a state-of-the-art cryogenic processing plant and one of the largest natural gas processing plants in the Bakken based on nameplate processing capacity. We continually invest in the maintenance and integrity of our assets and have developed various programs to help us efficiently monitor and maintain them. We employ a rigorous integrity program that combines risk analysis, inspection and preventive maintenance to enhance the safety, reliability and efficiency of our operations.

•	Financial Flexibility. Following the completion of this offering, we expect to have in place a revolving credit facility with a term of up to five years and approximately $ million in available capacity. We expect to have no outstanding debt immediately following the closing of this offering. We believe that we will have access to the debt and equity capital markets which, together with the available borrowing capacity under our revolving credit facility, will provide us with the financial flexibility to effectively execute our growth strategy.

•

Experienced Management Team with a Commitment to Safe, Reliable and Efficient Operations.    Our management team has substantial experience and an established record of safety and reliability in the development, management and operation of processing, storage and terminaling facilities and other midstream assets. Our management team also has expertise in acquiring and integrating midstream assets as well as in developing growth strategies in the midstream sector. Our senior management team includes several of Hess’s most senior officers, who average over 20 years of experience in the energy industry. The Hess personnel who will direct the provision of operational services in support of our assets have an average of over eight years of experience with Hess’s midstream operations. Our management team is committed to maintaining and improving the safety, reliability and efficiency of our operations, which we believe are key components in generating stable cash flows. We will also continue to utilize Hess’s strong internal safety review program and maintain a comprehensive employee safety training program.

Our Relationship with Hess

One of our principal strengths is our relationship with Hess. Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil and natural gas. Hess’s common stock trades on the NYSE under the ticker symbol “HES.” Hess is a Fortune 500 company and had a total market capitalization of approximately $30.0 billion as of June 30, 2014.

Hess announced plans to fully exit its marketing and refining businesses and sell certain mature and lower margin E&P assets in order to continue its transformation into a more focused pure play E&P company. Excluding production from divested assets, Hess had pro forma total crude oil and gas production of 285 MBoe/d for the year ended December 31, 2013, and expects total average compound annual production growth of approximately 5% to 8% through 2017. Hess had total E&P sales and other operating revenues of approximately $11.9 billion for the year ended December 31, 2013 and $5.5 billion for the six months ended June 30, 2014. At December 31, 2013, Hess had proved reserves of approximately 1.4 billion Boe, approximately 46% of which were located in the United States. At December 31, 2013, Hess had $42.8 billion of total assets, including $1.8 billion of cash and cash equivalents, total equity of $24.8 billion and a debt-to-capitalization ratio of 19%.

As of December 31, 2013, Hess held approximately 645,000 net acres in the Bakken. During 2013, Hess invested approximately $2.2 billion in its Bakken operations, which represented almost 60% of its total capital and exploratory expenditures in the United States for that year and included significant investments in midstream assets. During 2013, Hess operated 14 rigs in the Bakken and drilled 195 wells, completed 181 wells and commenced production on 168 wells, bringing the total number of Hess-operated production wells in North Dakota to 722 as of December 31, 2013. In 2014, Hess expects to operate 17 rigs in the Bakken and commence production on an additional 225 wells, including 83 wells that commenced production during the first six months of the year.

The following table sets forth Hess’s crude oil, NGL and natural gas production as of December 31, 2013, 2012 and 2011, with the areas supported by our initial assets identified in bold:

	2013	2012	2011
	Crude Oil (MBbl/d)
United States
Bakken	55	47	26
Other Onshore	10	13	11

Total Onshore	65	60	37
Offshore	43	48	44

Total United States	108	108	81
International	117	176	168

Total	225	284	249

	NGLs (MBbl/d)
United States
Bakken	6	5	2
Other Onshore	4	5	5

Total Onshore	10	10	7
Offshore	5	6	6

Total United States	15	16	13
International	2	3	4

Total	17	19	17

	Natural Gas (MMcf/d)
United States
Bakken	38	27	13
Other Onshore	25	27	26

Total Onshore	63	54	39
Offshore	61	65	61

Total United States	124	119	100
International	441	497	523

Total	565	616	623

Boe/d	336	406	370

For the year ended December 31, 2013, Hess sold a total of 83 MBbl/d of crude oil, 6 MBbl/d of NGLs and 48 MMcf/d of natural gas through its midstream facilities in the Bakken, which included volumes that Hess purchased from Hess’s working interest and royalty owners and other third parties.

We believe Hess will promote and support the successful execution of our business strategies given its significant ownership in us following this offering, its stated intent to use us as its primary vehicle to grow its midstream business in the Bakken and the importance of our initial assets to Hess’s E&P operations in the region. In addition to our right of first offer assets, we believe that Hess will offer us the opportunity to purchase additional Bakken midstream assets that it currently owns or that it may acquire or develop in the future to support its Bakken production growth. However, Hess is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess or participate in such opportunities.

While our relationship with Hess and its affiliates is a significant strength, it is also a source of potential risks and conflicts. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties” for a discussion of these potential conflicts and the risks that they present to our limited partners.

Our Business

We conduct our business through two reportable segments: (1) processing and storage and (2) logistics. The following map shows the locations of our initial assets and our right of first offer assets:

Processing and Storage.    Our processing and storage business consists of the following assets:

•	Tioga Gas Plant. We own a 30% economic interest in HTGP Opco, which owns the Tioga Gas Plant, a natural gas processing plant located in Tioga, North Dakota. The plant currently has a cryogenic processing capacity of 250 MMcf/d and integrated fractionation capacity (including ethane) of 60 MBbl/d. Hess has announced that it is currently evaluating a debottlenecking project to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d. Additionally, we are also constructing a CNG terminal at the Tioga Gas Plant that, when completed, will have a CNG compression capacity of 17,000 diesel equivalent gallons per day. The plant includes the North Dakota Natural Gas Pipeline, an approximately 60-mile, 10.75-inch residue gas pipeline that connects to the interstate Northern Border Pipeline at Cherry Creek, North Dakota, and has a maximum capacity of 65 MMcf/d at the Northern Border Pipeline interconnection.

•	Mentor Storage Terminal. We own a 100% interest in Mentor Holdings, which owns the Mentor Storage Terminal, a propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota, with approximately 328 MBbls of working storage capacity.

The following tables set forth certain information regarding our processing and storage assets, each of which will have an associated long-term commercial agreement with Hess:

Processing and Storage Assets

Asset	Commodity	Description	Throughput Capacity	Storage Capacity	Significant Third-Party and Affiliate Connections
Tioga Gas Plant(1)	Natural gas	Cryogenic	250 MMcf/d(2)		Inbound pipelines: Hess gathering systems

Outbound residue gas pipelines: Northern Border Pipeline; Alliance Pipeline; Williston Basin Interstate Pipeline

	NGLs	Fractionation	60 MBbl/d	87 MBbls(3)	Outbound NGL pipelines: Alliance Pipeline (propane); Vantage Pipeline (ethane)

	CNG(4)	Compression	17 MGal/d(5)

Mentor Storage Terminal	Propane	Storage; rail and truck transloading	6 MBbl/d	328 MBbls(6)	BNSF Railway

(1)	Shown on a 100% basis. We own a 30% economic interest in HTGP Opco, which owns the Tioga Gas Plant.
(2)	Hess has announced that it is currently evaluating a debottlenecking project to increase the processing capacity of the Tioga Gas Plant from 250 MMcf/d to 300 MMcf/d.
(3)	Represents the aggregate above-ground shell storage capacity of storage tanks at the Tioga Gas Plant.
(4)	We are constructing a CNG terminal at the Tioga Gas Plant that we expect to be in operation during the first half of 2015.
(5)	Represents diesel equivalent gallons.
(6)	Represents a working storage capacity of 324 MBbls at the storage cavern and an aggregate shell capacity of 4 MBbls of above-ground storage tanks at the Mentor Storage Terminal.

Logistics.    Our logistics business consists of our 50% economic interest in Logistics Opco, which owns each of the following assets:

•	Tioga Rail Terminal. A crude oil and NGL rail loading facility located in Tioga, North Dakota. This terminal consists of a dual loop track designed to load two crude oil unit trains per day, or approximately 140 MBbl/d. The terminal also consists of ladder tracks designed to load 30 MBbl/d of NGLs with track space for over 250 rail cars and three crude oil storage tanks with a combined shell storage capacity of 287 MBbls.

•	Crude Oil Rail Cars. Nine crude oil unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars, all of which were constructed to AAR Petition 1577 (CPC-1232) safety standards. The unit trains are used to transport crude oil for Hess from the Tioga Rail Terminal to various delivery points in the East Coast, West Coast and Gulf Coast regions of the United States.

•	Ramberg Truck Facility. A crude oil truck and pipeline receipt terminal located in Williams County, North Dakota that is capable of delivering up to an aggregate of 130 MBbl/d of crude oil into an interconnecting pipeline for transportation to the Tioga Rail Terminal and to multiple third-party pipelines and storage facilities.

The following table sets forth certain information regarding our logistics assets, each of which will have an associated long-term commercial agreement with Hess:

Logistics Assets

Asset	Commodity	Description	Throughput Capacity	Storage Capacity	Significant Third-Party and Affiliate Connections
Tioga Rail Terminal(1)	Crude oil	Dual loop	140 MBbl/d	287 MBbls(2)	BNSF Railway
	NGLs	Ladder track	30 MBbl/d	(3)

Crude oil rail cars(1)	Crude oil	AAR Petition 1577 (CPC-1232) standards	(4)	(5)

Ramberg Truck Facility(1)	Crude oil	Truck unloading bays(6); pipeline connections	130 MBbl/d(7)	39 MBbls(8)	Inbound pipelines: Hess gathering systems Outbound pipelines: Tesoro High Plains; Enbridge North Dakota System; Enbridge Bakken Expansion Pipeline; Tioga Rail Terminal connection

(1)	Shown on a 100% basis. We own a 50% economic interest in Logistics Opco, which owns the Tioga Rail Terminal, the crude oil rail cars and the Ramberg Truck Facility.
(2)	Represents the aggregate above-ground shell storage capacity of storage tanks at the Tioga Rail Terminal.
(3)	Operational storage is provided by the Tioga Gas Plant.
(4)	Capacity varies based on round-trip time, which is primarily based on shipper destination and average rail speed.
(5)	We own nine unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars. These rail cars have a shell capacity of 743 Bbls per car and an effective loading capacity of 96%, or approximately 713 Bbls per car, resulting in an aggregate working capacity of approximately 667 MBbls.
(6)	Four truck unloading bays at the Ramberg Truck Facility are currently operational. We are constructing 10 additional truck unloading bays that we expect to enter into service by the end of 2014.
(7)	Represents the aggregate redelivery capacity of the Ramberg Truck Facility.
(8)	Represents the aggregate above-ground shell storage capacity of storage tanks at the Ramberg Truck Facility.

We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. Under these commercial agreements, which we expect will be dated effective January 1, 2014, we will provide processing, fractionating storage, terminaling, loading and rail car services to Hess, and Hess will be obligated to provide us with minimum volumes of crude oil, natural gas and NGLs. The following table sets forth additional information regarding our commercial agreements with Hess:

Our Commercial Agreements with Hess

Agreement	Initial Term (years)(2)	Renewal Term (years)(3)	Hess Minimum Volume Commitment(1)
			2015	2016	2017
Gas Processing Agreement	10	10
Processing and Fractionation (MMcf/d)
Transportation (MMcf/d)(4)

Terminal and Export Services Agreement(5)	10	10
Terminaling (MBbl/d)
Crude Oil Loading (MBbl/d)
NGL Rail Loading (MBbl/d)
Crude Oil Transportation (MBbl/d)

Propane Storage Services Agreement	10	10
Storage (MBbl/d)(6)

(1)	Beginning in 2015, Hess’s minimum volume commitments under our gas processing agreement and terminal and export services agreement will be equal to 80% of Hess’s nominations in each development plan on a three-year rolling basis. For more information related to Hess’s development plan and Hess’s nominations thereunder, please read “—Our Commercial Agreements with Hess.”
(2)	We expect that each of our commercial agreements will be dated effective January 1, 2014.
(3)	We may renew each commercial agreement for an additional 10-year term at our sole option. Thereafter, each commercial agreement will renew automatically for successive annual periods until terminated by either party.
(4)	Reflects transportation on the Tioga Gas Plant’s North Dakota Natural Gas Pipeline.
(5)	The terminal and export services agreement covers the Tioga Rail Terminal, the Ramberg Truck Facility and our crude oil rail cars.
(6)	Represents a firm capacity reservation commitment under our propane storage services agreement for 90% of the storage capacity at our Mentor Storage Terminal, which approximates a minimum volume commitment of MBbl/d.

Processing and Storage

Our processing and storage business consists of our 30% economic interest in the Tioga Gas Plant and our 100% interest in the Mentor Storage Terminal. The following sections describe in more detail these assets and the related services that we provide. For information regarding our commercial agreements under which we will provide such services, please read “—Our Commercial Agreements with Hess.”

Tioga Gas Plant

The Tioga Gas Plant is located in Tioga, North Dakota, and consists of (i) a 250 MMcf/d state-of-the-art cryogenic processing facility with full ethane extraction capabilities that produces low Btu, pipeline-quality natural gas and (ii) a 60 MBbl/d fractionation facility with full NGL fractionation capabilities for ethane, propane and butane and natural gasoline. The plant receives natural gas produced from Hess-operated and third-party operated wells in the Bakken through Hess-owned and third-party gathering systems. The Tioga Gas Plant is one of the largest natural gas processing plants in North Dakota. The plant is capable of processing sour gas and can recover up to 225 long tons per day of sulfur. Based on our development plan with Hess, Hess is obligated to deliver a minimum quarterly average of          MMcf/d of natural gas to the Tioga Gas Plant in 2015 and          MMcf/d of natural gas in 2016.

The plant was initially constructed in 1954. The plant subsequently underwent a large-scale expansion, refurbishment and optimization project that was completed in late March 2014, during which a new cryogenic processing train with a nameplate processing capacity of 250 MMcf/d was installed. Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant’s processing capacity from 250 MMcf/d to 300 MMcf/d.

The plant includes the North Dakota Natural Gas Pipeline, an approximately 60-mile 10.75-inch residue gas pipeline that connects to the interstate Northern Border Pipeline at Cherry Creek, North Dakota. This pipeline was constructed in 1992 and is capable of delivering 65 MMcf/d of residue gas to the Northern Border Pipeline at Cherry Creek and up to 25 MMcf/d of residue gas to gas lift operations in McKenzie and Williams counties, North Dakota. The plant also has direct residue gas pipeline connections at the tailgate of the plant to both the Alliance Pipeline and the Williston Basin Interstate Pipeline. The total residue gas offtake capacity from the plant is approximately 190 MMcf/d, consisting of 65 MMcf/d to the Alliance Pipeline, 65 MMcf/d to the Northern Border Interstate Pipeline, 35 MMcf/d to the Williston Basin Interstate Pipeline and 25 MMcf/d to gas lift operations in McKenzie and Williams counties.

The plant also includes four NGL truck loading racks with an aggregate loading capacity of 11 MBbl/d of propane to serve the local propane market, as well as 22 NGL bullet storage tanks and five NGL storage tanks with a combined shell capacity of approximately 36 MBbls of propane, 18 MBbls of butane and 34 MBbls of natural gasoline. The total NGL production capability of the plant is approximately 60 MBbl/d, with interconnections into the Vantage Pipeline, the Alliance Pipeline and interconnecting pipelines with our Tioga Rail Terminal.

We are constructing a CNG terminal at the Tioga Gas Plant that, when completed, will be capable of compressing approximately 2.5 MMcf/d of natural gas to 3,600 psig and loading in excess of 100 light duty CNG-fueled vehicles and up to 10 CNG cylinder trailers per day for drilling and hydraulic fracturing operations, for a combined capacity of approximately 17,000 diesel equivalent gallons per day. We expect the CNG terminal at the Tioga Gas Plant to be in operation during the first half of 2015.

Mentor Storage Terminal

Our Mentor Storage Terminal consists of a propane storage cavern and rail and truck transloading facility located on approximately 40 acres in Mentor, Minnesota. The Mentor Storage Terminal has an aggregate working storage capacity of approximately 328 MBbls, consisting of an underground cavern with a working storage capacity of 324 MBbls and three above-ground bullet storage tanks with an aggregate working storage capacity of approximately 4 MBbls. The terminal also has dehydration facility, 11 rail unloading racks and two truck loading racks. The cavern and truck loading racks each have a propane injection and withdrawal capacity of approximately 6 MBbl/d.

The Mentor Storage Terminal, a mined cavern for liquefied petroleum gas, was constructed in 1962. The rock from which the cavern was constructed is classified as ziosite, a rare, marble-like rock that has essentially no porosity or permeability, which makes it excellent for the purpose of liquid hydrocarbon storage. Constant underground temperature provides uniform operating conditions in the cavern.

Propane is received at the Mentor Storage Terminal by rail, and shipments and deliveries vary by season. Hess utilizes our propane storage services to mitigate the impact on its operations from seasonal variations in the demand for propane. As a result, at Hess’s direction, we generally fill the cavern with propane during the warmer months when demand for propane is low, and gradually withdraw propane from the cavern during colder months when demand is higher.

Logistics

Our logistics business consists of our 50% economic interest in each of the Tioga Rail Terminal, the nine crude oil rail car unit trains and the Ramberg Truck Facility. The following sections describe in more detail these assets and the related services that we provide. For information regarding our commercial agreements pursuant to which we will provide such services, please read “—Our Commercial Agreements with Hess.”

Tioga Rail Terminal

Our Tioga Rail Terminal is a crude oil and NGL rail loading facility located in Tioga, North Dakota, that includes a dual loop track with 21 crude oil loading arms that commenced service in the third quarter of 2011. The terminal’s primary purpose is loading unit trains, which are dedicated trains (typically 104 rail cars in length but have ranged from approximately 70 to 115 cars) chartered for a single delivery destination that usually receive priority scheduling and result in a more cost-effective method of shipping than standard rail shipment. The terminal also includes separate ladder tracks with track space for over 250 NGL rail cars and 16 NGL loading arms that commenced service in the third quarter of 2014. The terminal has a current crude oil loading capacity of up to 140 MBbl/d, and an estimated NGL loading capacity of approximately 30 MBbl/d. The terminal loads crude oil rail cars owned by us and third parties, as well NGL rail cars owned or leased by Hess and third parties. The terminal also has three crude oil storage tanks with a combined shell storage capacity of 287 MBbls. Based on our development plan with Hess, Hess will be obligated to deliver a minimum quarterly average of          MBbl/d and          MBbl/d of crude oil to us at our Ramberg Truck Facility and our Tioga Rail Terminal, on a combined basis, for the years ending December 31, 2015 and 2016, respectively.

The terminal receives crude oil either directly from Hess’s Bakken gathering systems or through a 14-inch crude oil pipeline connected to, and included as part of, our Ramberg Truck Facility. The terminal also receives NGLs through three NGL pipelines connected to the Tioga Gas Plant, including an eight-inch propane pipeline with a capacity of 36 MBbl/d, a six-inch butane pipeline with a capacity of 16 MBbl/d and a six-inch mixed NGL pipeline with a capacity of 10 MBbl/d.

The terminal has a direct rail connection to the BNSF Railway, which in turn connects to the Union Pacific, CSX, Norfolk Southern and other Class 1 railroads. From the BNSF Railway, rail cars enter the Tioga Rail Terminal to be loaded with crude oil. Crude oil loaded onto rail cars at the terminal is transported to various delivery points in the East Coast, West Coast and Gulf Coast regions of the United States. The terminal receives NGLs for loading onto rail cars for transportation to various delivery points in Minnesota, Kansas and Canada.

Crude Oil Rail Cars

We own nine crude oil unit trains, each consisting of 104 rail cars of DOT 111 (CPC-1232) classification, and an additional 26 spare rail cars, with which we provide crude oil transportation services to Hess from the Tioga Rail Terminal to various delivery points in the East Coast, West Coast and Gulf Coast regions of the United States. Our crude oil rail cars were constructed between May 2011 and March 2012 to AAR Petition 1577 (CPC-1232) safety standards. CPC-1232 crude oil rail cars are equipped with advanced safety features including a thicker, more puncture resistant shell, extra protective head shields at both ends of the rail car, additional protection for top fittings, and a self-closing safety relief value. For additional information regarding regulation of crude oil rail cars, please read “—Rate and Other Regulation—Rail Regulation.”

Each of our rail cars has a maximum shell capacity of 743 Bbls of crude oil, and is commonly loaded with a 4% shortage to minimize the chance or product release due to heat expansion, which results in an aggregate working capacity of approximately 667 MBbls for our nine crude oil unit trains. The effective capacity of the rail cars also depends on their round-trip times to destination, which have historically ranged between 12 and 21 days on average. Based on our development plan with Hess, Hess will be obligated to nominate a minimum quarterly average of          MBbl/d and          MBbl/d to be loaded in our crude oil rail cars for the years ending December 31, 2015 and 2016, respectively.

Ramberg Truck Facility

Our Ramberg Truck Facility is a crude oil truck unloading and pipeline receipt terminal located in Williams County, North Dakota that receives crude oil by pipeline and truck from Hess and third parties and exports crude oil by transporting it by pipeline to our Tioga Rail Terminal for loading onto crude oil rail cars or by injecting it directly into third-party interstate pipeline systems. Crude oil enters the facility through six separate pipelines owned by Hess that gather up to 109 MBbl/d of crude oil from Hess’s Bakken operations and other third-party gathering systems, as well as through four truck unloading bays with a combined truck unloading capacity of 19 MBbl/d. We are currently constructing an additional 10 truck unloading bays at the facility that we expect to enter into service by the end of 2014. When operational, the facility will have a truck unloading capacity of 67 MBbl/d and a combined truck and pipeline receipts capability of 176 MBbl/d.

The facility has a redelivery capability of 130 MBbl/d through the following pipelines:

•	a 14-inch, ten-mile crude oil pipeline with a current capacity of 54 MBbl/d and a potential maximum capacity of up to 120 MBbl/d that directly connects to the Tioga Rail Terminal;

•	two six-inch crude oil pipelines with a combined capacity of 24 MBbl/d that extend from the facility to interconnection points with the Tesoro High Plains Pipeline system; and

•	one six-inch and two eight-inch crude oil pipelines with a combined capacity of 52 MBbl/d that extend from the facility to a crude oil interconnection point with Enbridge’s Beaver Lodge Station.

Based on our development plan with Hess, Hess will be obligated to deliver a minimum quarterly average of          MBbl/d and          MBbl/d of crude oil to us at our Ramberg Truck Facility and our Tioga Rail Terminal, on a combined basis, for the years ending December 31, 2015 and 2016, respectively.

The Ramberg Truck Facility was constructed in 2006 and expanded in 2012. The facility has a combined shell storage capacity of 39 MBbls, and we are currently working with Hess to negotiate access to an additional combined 300 MBbls of storage capacity with third parties.

Right of First Offer Assets

Upon the closing of this offering, we will enter into an omnibus agreement with Hess under which Hess will grant us a right of first offer for a period of ten years after the closing of this offering to acquire various midstream assets retained by Hess after this offering or that may be constructed or acquired by Hess in the future. Our right of first offer assets are processing, gathering and logistics assets that primarily support Hess’s production operations in the Bakken. Our right of first offer assets include the following:

•	Hess’s 70% retained interest in HTGP Opco;

•	Hess’s 50% retained interest in Logistics Opco;

•	Hess’s Red Sky/Nesson crude oil and natural gas gathering system located in Williams, Mountrail, Divide and Burke counties in North Dakota;

•	Hess’s Hawkeye crude oil and natural gas gathering system located in McKenzie County, North Dakota;

•	Hess’s Goliath crude oil and natural gas gathering system located in Williams County, North Dakota; and

•	Any additional crude oil and NGL rail cars acquired by Hess in the future for use for the Bakken.

For more information relating to HTGP Opco and Logistics Opco, please read “—Our Business.”

The consideration to be paid by us for our right of first offer assets, as well as the consummation and timing of any acquisition by us of those assets, would depend upon, among other things, the timing of Hess’s decision to sell those assets and our ability to successfully negotiate a price and other mutually agreeable purchase terms for those assets. Please read “Risk Factors—Risks Related to Our Business—If we are unable to make acquisitions on economically acceptable terms from Hess or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.” Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” for more information regarding our right of first offer.

Potential Expansion Opportunities

In accordance with our stated strategies and objectives, we are working with Hess to identify opportunities other than our right of first offer assets to expand services at our facilities in the Bakken. While we currently have not budgeted any expansion capital expenditures associated with any such opportunities, which are subject to various approvals and contingencies, expansion opportunities currently being evaluated include the following:

•	Further debottlenecking the Tioga Gas Plant to increase its capacity to process in excess of 300 MMcf/d.

•	Purchasing 200 NGL rail cars to provide additional transportation services at the Tioga Rail Terminal’s NGL facilities.

•	Constructing additional crude oil tankage at the Ramberg Truck Facility to increase crude oil throughput at this truck facility.

•	Building out connections to existing and proposed third-party pipelines from the Ramberg Truck Facility to maximize utilization of this crude oil truck receipt facility.

•	Constructing an additional CNG terminal south of the Missouri River that would compress approximately 17,000 diesel equivalent gallons per day of CNG.

•	Constructing a Y-Grade NGLs receipt facility to maximize the utilization of Tioga Gas Plant’s fractionation capacity.

•	Constructing an interconnection between the Tioga Gas Plant and a regional natural gas pipeline located in the Bakken for straddle processing that would recover approximately 5 MBbl/d of NGLs.

•	Constructing an additional propane receipt facility and storage tanks at either the Tioga Rail Terminal or Tioga Gas Plant to maximize the utilization of the associated Tioga Rail Terminal’s NGL loading capacity.

•	Constructing an LNG plant and storage terminal that would produce approximately 250,000 gallons per day of LNG and, with additional investment, could be expanded to one million gallons per day of LNG.

We have not budgeted any expansion capital expenditures associated with these opportunities, which are subject to various approvals and contingencies. We estimate that the aggregate cost of these projects will range from approximately $365 million to approximately $665 million. We estimate that the cost of constructing an LNG plant and storage terminal will range from approximately $260 million to approximately $410 million, and the cost of each other remaining project will range from approximately $5 million to $40 million. Should we choose to pursue any of these expansion opportunities, we estimate that each of these projects could be completed within two to five years from project commencement. However, there is no guarantee that we will choose to pursue any of these opportunities or, if we do choose to pursue them, that they will be completed in the timeframe or at the estimated costs identified above. To the extent we choose to pursue any of these potential expansion opportunities, we expect to fund them primarily from external sources, including borrowings under our revolving credit facility and future issuances of equity and debt securities. We also may pursue these opportunities jointly with Hess. Hess is under no obligation, however, to offer any potential expansion opportunities to us or to pursue any such opportunities with us, and we are under no obligation to fund or otherwise pursue any such opportunities.

Our Commercial Agreements with Hess

General

Our assets are physically connected to, and integral to the operation of, Hess’s exploration, gathering and production operations in the Bakken. We will enter into multiple long-term, fee-based commercial agreements with certain subsidiaries of Hess Corporation prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. Under these commercial agreements, we will provide processing, storage, terminaling, rail car and logistics services to Hess, and Hess will be obligated to provide us with minimum volumes of crude oil, natural gas and NGLs based on dedicated production nominations. The minimum volumes that Hess will provide to our assets under these agreements will include dedicated Hess Bakken production, as well as volumes purchased from Hess’s working interest and royalty owners and other third parties.

These commercial agreements will initially be the source of substantially all of our revenues. We expect that each of our commercial agreements with Hess will be dated effective January 1, 2014 and will include a 10-year initial term, and we will have the sole option to renew each agreement for an additional 10-year term.

Dedicated Production

Under each of our commercial agreements other than our propane storage services agreement, Hess will be obligated to deliver to us (1) all volumes of crude oil and natural gas produced by Hess from certain specified dedication areas in the Bakken, which we refer to as the “dedication area” with respect to each such commercial agreement, and (2) certain volumes of crude oil and natural gas that Hess owns or controls from Hess’s working interest and royalty owners and other third parties. We refer to these volumes collectively as the “dedicated production” with respect to each such commercial agreement. Hess’s delivery commitments under each of these commercial agreements are subject to our available system capacity.

Development Plan

We and Hess will agree upon an initial 20-year development plan that will identify forward-looking production estimates and capacity reservations for dedicated production, as well as operating and capital cost estimates for our facilities. Updated development plans will be prepared on an annual basis, and each development plan will set forth estimates for the subsequent 20-year period.

Minimum Volume Commitments

Under each of our commercial agreements other than our propane storage services agreement, Hess will be obligated to provide minimum volumes of crude oil, natural gas and NGLs, as applicable, to our assets on a quarterly basis. Beginning in 2015, Hess’s minimum volume commitments under these commercial agreements will be equal to 80% of Hess’s nominations in each development plan and apply on a three-year rolling basis. Without our consent, the minimum volume commitments resulting from the nominated volumes for any quarter or year contained in any prior development plan shall not be reduced by any updated development plan unless dedicated production is released by us. The applicable minimum volume commitments may, however, be increased as a result of the nominations contained in any such updated development plan.

If Hess fails to deliver its applicable minimum volume commitment under any commercial agreement during any quarter, then Hess will pay us a deficiency payment equal to the volume of the deficiency multiplied by the relevant fee under such commercial agreement. The amount of any deficiency payment paid by Hess may be applied as a credit for any volumes delivered to us under such commercial agreement in excess of Hess’s nominated volumes during any of the following four quarters after such credit is earned, after which time any unused credits will expire.

If Hess’s production increases significantly and Hess delivers volumes in excess of its expected volumes under the applicable development plan, the fees set forth in the applicable agreement may at our sole option be increased to allow us to benefit from such increased production. Please read “—Fee Redetermination and Inflation Escalators” below.

Fee Redetermination and Inflation Escalators

Each of our commercial agreements other than our propane storage services agreement will contain two fee redetermination mechanisms. We believe that the first mechanism, which we refer to as the “operating margin stability clause,” will result in stable and predictable cash flows to us during the term of each such commercial agreement. We also believe that the second mechanism, which we refer to as the “shared success clause,” further aligns Hess’s interests with our own interests and allows us to participate in increased production growth in the Bakken.

Under the operating margin stability clause, either we or Hess may elect to reset the applicable fees on an annual basis. As part of this fee redetermination process, fees may be adjusted to account for updated estimates of cumulative throughput volumes and our capital and operating expenditures in order to permit us to maintain a stable operating margin over the term of the applicable commercial agreement. If either we or Hess elect to reset a fee, we will apply the original methodology, subject to certain adjustments.

As part of the annual development plan process, if the updated estimate of Hess’s cumulative throughput volumes exceeds certain specified thresholds, under the shared success clause we may elect to increase the operating margin on which the fees we charge to Hess under the relevant commercial agreement are based. The amount of any such increase will be determined according to an agreed methodology set forth in the agreements. Without our consent, any increase attributable to a shared success clause may not be subsequently reversed as a result of adjustments under the operating margin stability clause.

Under each of our commercial agreements with Hess, the fees we charge to Hess will be adjusted each calendar year by a percentage equal to the change in the consumer price index.

Termination and Assignment

All of our commercial agreements with Hess will include provisions that permit us or Hess to suspend, reduce or terminate our respective obligations under the applicable commercial agreement if certain events occur, such as a party’s failure to perform or comply with any material warranty, covenant or obligation under the applicable commercial agreement following the expiration of a specified cure period.

These commercial agreements may be assigned by us or Hess only with the other party’s prior written consent, except that we may assign our rights or obligations under any of the commercial agreements without Hess’s consent to a purchaser of the applicable asset under such commercial agreement. We may also collaterally assign each of the commercial agreements solely to secure working capital financing. Hess may only assign a commercial agreement if the proposed assignee agrees to assume all of Hess’s obligations under the agreement and is financially and operationally capable of fulfilling Hess’s obligations under the agreement.

Gas Processing Agreement

Under our gas processing agreement with Hess, Hess will provide us with a minimum quarterly volume of natural gas and, at Hess’s nomination and direction, we will provide processing, treatment and fractionation services with respect to such natural gas and provide for the transportation of certain volumes of residue gas resulting from such services at the Tioga Gas Plant. Hess will pay us separate fees for providing each of these services. Under the development plan, Hess will be obligated to deliver a minimum quarterly average of          MMcf/d and          MMcf/d of natural gas to the Tioga Gas Plant for the years ending December 31, 2015 and 2016, respectively.

Terminal and Export Services Agreement

Under our terminal and export services agreement with Hess, Hess will be obligated to deliver certain minimum quarterly volumes of crude oil to our Ramberg Truck Facility and Tioga Rail Terminal, and we will charge Hess for providing terminaling, storage, loading and rail car services at those facilities. Under this agreement, Hess will also deliver certain minimum quarterly volumes of NGLs produced from the Tioga Gas Plant to our Tioga Rail Terminal, and we will charge Hess a separate fee for providing NGL loading services for these volumes.

Under the terminal and export services agreement, Hess will be obligated to load our rail cars with certain minimum quarterly volumes of crude oil and use our crude oil rail car transportation services for such minimum volumes, for which Hess will pay us a separate fee. We will also pass through to Hess all fees charged by BNSF for use of the railroad.

The services that we will provide to Hess include the receipt, loading, storage, delivery and metering of the crude oil and NGLs delivered by Hess to our Ramberg Truck Facility and Tioga Rail Terminal and the transportation of crude oil by rail car. Under the development plan, Hess will be obligated to deliver a minimum quarterly average of          MBbl/d and          MBbl/d of crude oil to us at our Ramberg Truck Facility and our Tioga Rail Terminal, on a combined basis, and nominate a minimum quarterly average of          MBbl/d and          MBbl/d of crude oil to be loaded in and transported by our crude oil rail cars, for the years ending December 31, 2015 and 2016, respectively.

Storage Services Agreement

Under our propane storage agreement with Hess, Hess will pay us a monthly per-barrel fee for providing receipt, transloading, storage and delivery services for Hess’s propane at the Mentor Storage Terminal. We will be obligated to make available to Hess, on a firm basis, 90% of the maximum available storage capacity at the Mentor Storage Terminal, and Hess will pay us the storage fee regardless of whether Hess fully utilizes the provided storage capacity. In addition, Hess will pay us separate fees for providing certain other services at the Mentor Storage Terminal, including propane transloading and injection services.

Parent Guaranty

We will enter into a guaranty with Hess Corporation under which Hess Corporation will guarantee its subsidiaries’ obligations under our commercial agreements. The guaranty provided by Hess Corporation is a guaranty of payment and performance and not of collection.

Other Agreements with Hess

In addition to the commercial agreements described above, we will also enter into the following agreements with Hess and related parties:

Compressed Natural Gas Agreement

We are constructing a CNG terminal adjacent to the Tioga Gas Plant. We will enter into a 10-year compressed natural gas agreement with Hess under which Hess will nominate for delivery to us at the inlet of the CNG terminal a minimum volume of residue natural gas produced at the Tioga Gas Plant, and we will receive, compress and deliver CNG to the tailgate of the CNG terminal for Hess. We will charge Hess for providing receipt, compression and delivery services at the CNG terminal, and Hess will pay us a fixed fee per Mcf for these services. Based on our development plan with Hess, Hess will be obligated to deliver a minimum quarterly average of              MMcf/d and              MMcf/d for the years ending December 31, 2015 and 2016 respectively.

Omnibus Agreement.    Upon the closing of this offering, we will enter into an omnibus agreement with Hess that will address our reimbursement of Hess for providing certain general and administrative services to us in support of our assets, as well as the prefunding of certain projects by Hess, our right of first offer to acquire certain of Hess’s midstream assets, including Hess’s retained interests in our joint interest assets, and Hess’s indemnification of us for certain matters, including certain pre-closing environmental, title and tax matters. We will indemnify Hess for certain post-closing matters under this agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Operational Services Agreement.    In connection with this offering, we will enter into an operational services agreement with Hess under which we will reimburse Hess for the provision of certain operational and maintenance services to us in support of our processing, storage and terminaling facilities, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services and such other services as we and Hess may mutually agree upon from time to time. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Operational Services Agreement.”

Secondment Agreement.    In connection with this offering, we will enter into a secondment agreement with Hess under which Hess will second to our general partner certain employees who serve strategic functions in support of our operations. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Secondment Agreement.”

Limited Partnership Agreement of HTGP Opco.    Upon the closing of this offering, we and Hess will enter into an amended and restated limited partnership agreement of HTGP Opco pursuant to which we will receive the sole general partner interest in HTGP Opco, which will consist of a 51% voting interest and a 30% economic interest in HTGP Opco, and Hess will receive the sole limited partner interest in HTGP Opco, which will consist of a 49% voting interest and a 70% economic interest in HTGP Opco. We will control the management of HTGP Opco through our ownership of its general partner and will have the right to appoint all of the officers of HTGP Opco. HTGP’s general partner may not be removed as general partner without our consent. Certain actions of HTGP Opco will require the unanimous approval of both us and Hess, including:

•	any reorganization, merger, consolidation or similar transaction or any sale or lease of all or substantially all of HTGP Opco’s assets;

•	the creation of any new class of HTGP Opco partnership interests or the issuance of any additional HTGP Opco partnership interests or any securities convertible into or exchangeable for any HTGP Opco partnership interests;

•	the admission, through a transfer of partnership interests, or withdrawal of any person as a partner of HTGP Opco;

•	the making of any additional capital contribution to HTGP Opco;

•	causing or permitting HTGP Opco to file an application for bankruptcy;

•	approving any modification, alteration or amendment to the amount, timing, frequency or method of calculation of distributions;

•	approving any distribution by HTGP Opco of any assets in kind or any distribution of any cash or property on a non-pro rata basis and determining the value of any in-kind property; and

•	the making or changing of certain tax elections of HTGP Opco.

The amended and restated partnership agreement will provide that HTGP Opco will distribute all distributable cash of HTGP Opco to us and Hess on a pro rata basis, based on each partner’s economic interest, within 45 days following the end of each quarter.

Limited Partnership Agreement of Logistics Opco.    Upon the closing of this offering, we and Hess will enter into an amended and restated limited partnership agreement of Logistics Opco pursuant to which we will receive the sole general partner interest in Logistics Opco, which will consist of a 51% voting interest and a 50% economic interest in Logistics Opco, and Hess will receive the sole limited partner interest in Logistics Opco, which will consist of a 49% voting interest and a 50% economic interest in Logistics Opco. We expect that we will control the management of Logistics Opco through our ownership of its general partner and will have the right to appoint all of the officers of

Logistics Opco. Logistics Opco’s general partner may not be removed as general partner without our consent. Certain actions of Logistics Opco will require the unanimous approval of both us and Hess, including:

•	any reorganization, merger, consolidation or similar transaction or any sale or lease of all or substantially all of Logistics Opco’s assets;

•	the creation of any new class of Logistics Opco partnership interests or the issuance of any additional Logistics Opco partnership interests or any securities convertible into or exchangeable for any Logistics Opco partnership interests;

•	the admission, through a transfer of partnership interests, or withdrawal of any person as a partner of Logistics Opco;

•	the making of any additional capital contribution to Logistics Opco;

•	causing or permitting Logistics Opco to file an application for bankruptcy;

•	approving any modification, alteration or amendment to the amount, timing, frequency or method of calculation of distributions;

•	approving any distribution by Logistics Opco of any assets in kind or any distribution of any cash or property on a non-pro rata basis and determining the value of any in-kind property; and

•	the making or changing of certain tax elections of Logistics Opco.

The amended and restated partnership agreement will provide that Logistics Opco will distribute all distributable cash of Logistics Opco to us and Hess on a pro rata basis, based on each partner’s economic interest, within 45 days following the end of each quarter.

Competition

As a result of our contractual relationship with Hess under our commercial agreements and our direct connections to Hess’s gathering and production operations in the Williston Basin, we believe that our processing, storage and terminaling facilities will not face significant competition from other gas processing plants, terminals and storage facilities for Hess’s crude oil, natural gas or NGLs or for the handling, processing and storage requirements relating to Hess’s gathering and production operations in the Bakken. Please read “—Our Commercial Agreements with Hess.”

If Hess’s production volumes decrease or if Hess’s customers reduce their purchases of crude oil, natural gas and NGLs from Hess due to the increased availability of less expensive products from other suppliers or for other reasons, Hess may meet only the minimum volumes requirements of our commercial agreements (or pay the deficiency payment if it does not meet the minimum volumes), which would cause a material decrease in our revenues.

Seasonality

The crude oil, natural gas and NGLs that we handle, process and store are directly affected by the level of supply and demand for crude oil, natural gas and NGLs in the markets served directly or indirectly by our assets. For example, we generally fill the storage cavern at our Mentor Storage Terminal with propane during the warmer months when demand for propane is low, and gradually withdraw propane from the cavern during the colder months when demand is higher. However, many effects of seasonality on our revenues will be substantially mitigated through the use of our fee-based commercial agreements with Hess that will include minimum volume commitments.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We will be insured under certain of Hess’s corporate insurance policies and be subject to the shared deductibles and limits under those policies. We will also carry insurance policies separate from Hess for certain property damage and third-party liabilities, which includes sudden and accidental pollution liabilities, at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. As we continue to grow, we will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program.

Environmental Regulation

General

Our operations are subject to extensive and frequently-changing federal, state and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the construction of additional facilities or equipment. Additionally, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations and liquidity. We cannot currently determine the amounts of such future impacts. For a description of indemnification obligations under our omnibus agreement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Air Emissions and Climate Change

Our operations are subject to the Clean Air Act and its regulations and comparable state and local statutes and regulations in connection with air emissions from our operations. Under these laws, permits may be required before construction can commence on a new source of potentially significant air emissions, and operating permits may be required for sources that are already constructed. These permits may require controls on our air emission sources, and we may become subject to more stringent regulations requiring the installation of additional emission control technologies.

Future expenditures may be required to comply with the Clean Air Act and other federal, state and local requirements for our various sites, including our pipeline and storage facilities. The impact of future legislative and regulatory developments, if enacted or adopted, could result in increased compliance costs and additional operating restrictions on our business, all of which could have an adverse impact on our financial position, results of operations and liquidity.

These air emissions requirements also affect Hess’s Bakken operations from which we will receive substantially all of our revenues. Hess has been required in the past, and may be required in the future, to incur significant capital expenditures to comply with new legislative and regulatory requirements relating to its operations. To the extent these capital expenditures have a material effect on Hess, they could have a material effect on our business and results of operations.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and other gases) are in various phases of discussion or implementation. These include requirements effective in January 2010 to report emissions of greenhouse gases to the EPA beginning in 2011, and proposed federal legislation and regulation as well as state actions to develop statewide or regional programs, each of which require or could require reductions in our greenhouse gas emissions or those of Hess. Requiring reductions in greenhouse gas emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any greenhouse gas emissions programs, including acquiring emission credits or allotments. These requirements may also significantly affect Hess’s Bakken operations and may have an indirect effect on our business, financial condition and results of operations.

In addition, the EPA has proposed and may adopt further regulations under the Clean Air Act addressing greenhouse gases, to which some of our facilities may become subject. Congress continues to consider legislation on greenhouse gas emissions, which may include a delay in the implementation of greenhouse gas regulations by EPA or a limitation on EPA’s authority to regulate greenhouse gases, although the ultimate adoption and form of any federal legislation cannot presently be predicted. The impact of future regulatory and legislative developments, if adopted or enacted, including any cap-and-trade program, is likely to result in increased compliance costs, increased utility costs, additional operating restrictions on our business and an increase in the cost of products generally. Although such costs may impact our business directly or indirectly by impacting Hess’s facilities or operations, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the present uncertainty regarding the additional measures and how they will be implemented.

Waste Management and Related Liabilities

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

CERCLA.    The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and which is also known as Superfund, and comparable state laws impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the former and present owner or operator of the site where the release occurred and the transporters and generators of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies.

CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste and use substances that fall within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites contaminated by hazardous substances. Pursuant to our omnibus agreement, Hess will indemnify us and will fund all of the costs of required remedial action for our known historical and legacy spills and releases and, subject to a deductible of $100,000 per claim, for spills and releases, if any, existing but unknown at the time of closing of this offering to the extent such existing but unknown spills and releases are identified within five years after closing of this offering. There is a $15 million limit on the amount for which Hess will indemnify us for environmental liabilities under the omnibus agreement once we meet the deductible

RCRA.    We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations for treatment, storage or disposal of RCRA-regulated waste could increase our maintenance capital expenditures and operating expenses. We continue to seek methods to minimize the generation of hazardous wastes in our operations.

Hydrocarbon wastes.    We currently own and lease, and Hess has in the past owned and leased, properties where hydrocarbons have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent further contamination.

Indemnity under the omnibus agreement.    Under the omnibus agreement, Hess will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering, subject to a deductible of $100,000 per claim. There is a $15 million limit on the amount for which Hess will indemnify us for environmental liabilities under the omnibus agreement once we meet the deductible. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities, nor for any other environmental liabilities resulting from our own operations. In addition, we have agreed to indemnify Hess for events and conditions associated with the ownership or operation of our assets due to occurrences after the closing of this offering and for environmental liabilities related to our assets to the extent Hess is not required to indemnify us for such liabilities. Liabilities for which we will indemnify Hess pursuant to the omnibus agreement are not subject to a deductible before Hess is entitled to indemnification. There is no limit on the amount for which we will indemnify Hess under the omnibus agreement. As a result, we may incur such expenses in the future, which may be substantial. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Water

Our operations can result in the discharge of pollutants, including crude oil. Regulations under the Clean Water Act, or CWA, the Oil Pollution Act of 1990, or OPA-90, and state laws impose regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture or leak. For example, the Clean Water Act requires us to maintain Spill Prevention Control and Countermeasure, or SPCC, plans at many of our facilities. We maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System program of the Clean Water Act and have implemented systems to oversee our compliance efforts.

In addition, the transportation and storage of crude oil over and adjacent to water involves risk and subjects us to the provisions of OPA-90 and related state requirements. Among other requirements, OPA-90 with the National Contingency Plan requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, OPA-90 requires the responsible company to pay resulting removal costs and damages. OPA-90 also provides for civil penalties and imposes criminal sanctions for violations of its provisions. We operate facilities at which releases of oil and hazardous substances could occur. We have implemented emergency oil response plans for all of our components and facilities covered by OPA-90 and we have established SPCC plans for facilities subject to Clean Water Act SPCC requirements.

Construction or maintenance of our pipelines, terminals and storage facilities may impact wetlands, which are also regulated under the Clean Water Act by the EPA and the U.S. Army Corps of Engineers. Regulatory requirements governing wetlands (including associated mitigation projects) may result in the delay of our pipeline projects while we obtain necessary permits and may increase the cost of new projects and maintenance activities.

Employee Safety

We are subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Endangered Species Act

The Endangered Species Act restricts and carries civil and criminal liability for activities that may affect endangered species or their habitats. At the federal level, the law is administered by the Fish and Wildlife Service. While some of our facilities are in areas that may be designated as habitat for endangered species, we have not incurred any material costs to comply or restrictions on our operations. However, the discovery of previously unidentified endangered species or designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Other Regulation

Rail Regulation

Our rail operations are subject to the regulatory jurisdiction of various federal regulatory agencies, including the FRA and the PHMSA of the DOT, as well as the Occupational Safety and Health Administration, or OSHA.

Recent rail car derailments in Lac-Megantic, Quebec; Aliceville, Alabama; Casselton, North Dakota; and Lynchburg, Virginia, resulting in fires have led to increased regulatory scrutiny over the safety of transporting crude oil by rail. All of these incidents involved trains carrying Bakken crude oil from the Williston Basin. In the wake of the derailments described above, the FRA and the PHMSA have issued several Safety Advisories and Emergency Orders encouraging offerors and rail carriers to take additional precautionary measures to enhance the safe shipment of bulk quantities of crude oil. On August 2, 2013, FRA issued an Emergency Order imposing new standards on railroads for properly securing rolling equipment; a proposed rule was later released on September 9, 2014. Also on August 2, 2013, the FRA and PHMSA issued a Safety Advisory making similar safety-related recommendations to railroads. In November 2013, the AAR submitted comments in response to a PHMSA advance notice of proposed rulemaking to require that rail cars used to transport flammable liquids, including crude oil, be constructed to AAR Petition 1577 (CPC-1232) safety standards for jacketed rail cars with insulation, retrofitted to that standard or phased-out. In January 2014, the Secretary of Transportation and the heads of PHMSA, the Federal Motor Carrier Safety Administration and FRA, met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire. As a result of those meetings, the DOT and railroads agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil trains traveling in high-risk areas, studying the potential for modifying routes to avoid such high-risk areas, increasing the frequency of track inspections and improving the training of railroad employees and certain emergency responders.

On February 25, 2014, the DOT issued an Emergency Restriction/Prohibition Order, as amended and restated on March 6, 2014, immediately requiring the proper testing and classification of petroleum products prior to them being offered in transportation. The order also requires persons who offer bulk quantities of petroleum crude oil for transportation in commerce by rail to treat Class 3 petroleum crude oil as a Packing Group (PG) I or PG II hazardous material only until further notice. Any person failing to comply with this order is subject to civil penalties up to $175,000 for each violation or for each day they are found to be in violation, as well as potential criminal prosecution. In mid-2013, the PHMSA and the FRA initiated “Operation Classification,” a compliance initiative involving unannounced sampling and testing of crude oil to verify that offerors of the materials for rail transportation have properly classified, described and labeled the hazardous materials for transportation. As part of that process, the PHMSA has issued several notices of proposed violations, including proposed civil penalties, for failures to properly classify and describe such materials.

On May 7, 2014, the DOT issued an Emergency Order that requires railroads operating trains carrying more than one million gallons of Bakken crude oil to notify State Emergency Response Commissions regarding the estimated volume, frequency and transportation route of those shipments. On the same date, PHMSA and FRA issued a joint Safety Advisory encouraging offerors of Bakken crude to (1) select and use the rail car designs with the highest level of integrity reasonably available within their fleets and (2) limit the use of older, “legacy” rail cars for the shipment of Bakken crude oil to the extent practicable. On July 23, 2014, the DOT issued its NOPR proposing revisions to the Hazardous Materials Regulations that establish requirements for “high-hazard flammable trains.” The NOPR addresses a number of issues impacting the rail transportation of crude oil, including proposed enhanced tank car standards, certain speed restrictions, improved braking controls, and new sampling and testing requirements. Public comments to the NOPR are being accepted through September 30, 2014. In conjunction with the NOPR, PHMSA and FRA released a report finding that, based on the results of their sampling and testing conducted from August 2013 to May 2014, Bakken crude oil is more volatile than most other types of crude oil, and thus subject to an increased risk for a significant accident. At least two other studies, however, have found that Bakken crude oil has characteristics similar to other varieties of light sweet crude oil. The adoption of any additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry regarding rail car design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services. However, at this time, we cannot predict the impact that the NOPR and any future regulations may have on our operations.

Safety and Maintenance

Our terminal operations, including associated pipelines, are subject to increasingly strict safety laws and regulations, including regulations under OSHA and comparable state and local regulations. Our terminal facilities are operated in a manner consistent with industry safe practices and standards and have fire protection in compliance with local, state and federal regulations. The tanks designed for crude oil storage at our terminals are equipped with appropriate controls that minimize emissions and promote safety. Our terminal facilities have response plans, spill prevention and control plans and other programs to respond to emergencies. Generally, rail operations are subject to federal regulations and AAR rules.

The transportation and storage of crude oil and other hydrocarbon products involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. The DOT, through the PHMSA and state agencies, enforce safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our pipeline and storage facilities. The PHMSA requires pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in high-consequence areas, or HCAs, defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. The regulations require operators, including us, to (i) perform ongoing assessments of pipeline integrity, (ii) identify and characterize applicable threats to pipeline segments that could impact a HCA, (iii) improve data collection, integration and analysis, (iv) repair and remediate pipelines as necessary and (v) implement preventive and mitigating actions. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. The PHMSA’s regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans, including extensive spill response training for pipeline personnel.

The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, among other things, increases the maximum civil penalty for pipeline safety violations and directs the Secretary of Transportation to promulgate rules or standards relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Effective October 25, 2013, the PHMSA adopted new rules increasing the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day, with a maximum of $2,000,000 for a related series of violations. The PHMSA also recently published an advisory bulletin providing guidance on verification of records related to pipeline maximum operating pressure. States are largely preempted by federal law from regulating pipeline safety for interstate lines but most states are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. States may adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines; however, states vary considerably in their authority and capacity to address pipeline safety. State standards may include requirements for facility design and management in addition to requirements for pipelines. Our internal review of our assets and operations revealed small pipelines or sections of facilities that may be subject to PHMSA regulation. We are continuing our review of these and other assets to determine the extent of PHMSA regulation, the extent of our compliance or non-compliance with applicable regulations and the corrective actions, if any, that are required. We have disclosed our efforts and initial findings to PHMSA and expect to continue communicating with PHMSA on the status of our pipelines. Although no material proceedings are pending, PHMSA may initiate proceedings with respect to any non-compliance at a future date. Nevertheless, we do not expect these developments to have a material effect on our operations or revenues.

We inspect our pipelines to determine their condition and use the inspection information to evaluate appropriate preventative maintenance activities to ensure line integrity and safety. Our inspections sometimes include the use of internal line inspection tools that provide information on the physical condition of our pipelines.

Security

The Department of Homeland Security’s, or DHS, Chemical Facility Anti-Terrorism Standards are designed to regulate the security of high-risk chemical facilities. The DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to this act and, on November 20, 2007, further issued an Appendix A to the interim rules that establish chemicals of interest and their respective threshold quantities that will trigger compliance with these interim rules. Covered facilities that are determined by DHS to pose a high level of security risk will be required to prepare and submit Security Vulnerability Assessments and Site Security Plans as well as comply with other regulatory requirements, including those regarding inspections, audits, recordkeeping and protection of chemical-terrorism vulnerability information. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements.

While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standards are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the Department of Homeland Security, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material adverse effect on our operations and those of our customers.

Since the September 11, 2001 terrorist attacks on the United States, the U.S. government has issued warnings that energy infrastructure assets may be future targets of terrorist organizations. These developments have subjected our operations to increased risks. Increased security measures taken by us as a precaution against possible terrorist attacks have resulted in increased costs to our business. Where required by federal, state or local laws, we have prepared security plans for the storage and distribution facilities we operate. Terrorist attacks aimed at our facilities and any global and domestic economic repercussions from terrorist activities could adversely affect our financial condition, results of operations and cash available for distribution to our unitholders. For instance, terrorist activity could lead to increased volatility in prices for the products we handle.

Title to Properties and Permits

Certain of the pipelines connecting our facilities are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In several instances, lands over which rights-of-way have been obtained could be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained permits from public authorities to cross over or under, or to lay pipelines in or along, watercourses, county roads, municipal streets and state highways and, in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election.

Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits, licenses and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, licenses or authorizations that have not been obtained, our general partner believes that these consents, permits, licenses or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, licenses or authorizations will not have a material adverse effect on the operation of our business.

Our general partner believes that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. Under our omnibus agreement, Hess will indemnify us for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business. Record title to some of our assets may continue to be held by affiliates of Hess until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents following completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by our Predecessor or us, our general partner believes that none of these burdens should materially detract from the value of these properties or from our interests in these properties or should materially interfere with their use in the operation of our business.

Employees

We are managed and operated by the board of directors and executive officers of Hess Midstream Partners GP LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 170 full-time equivalent employees supporting our operations, including employees in the field performing services and support staff from other offices. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial condition or results of operations. In addition, under our omnibus agreement, Hess will indemnify us for liabilities relating to litigation matters attributable to the ownership or operation of our initial assets prior to the closing of this offering. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

MANAGEMENT

Management of Hess Midstream Partners LP

We are managed by the directors and executive officers of our general partner, Hess Midstream Partners GP LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Hess indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Following the closing of this offering, we expect that our general partner will have at least six directors. Hess will appoint all members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have at least one independent director on the date that our common units are first listed on the NYSE and three independent directors within one year of that date.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner, but we sometimes refer to these individuals in this prospectus as our employees.

Director Independence

Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act within one year of the date our common units are first listed on the NYSE.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our general partner initially may rely on the phase-in rules of the NYSE and the SEC with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Directors and Executive Officers of Hess Midstream Partners GP LLC

Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of Hess Midstream Partners GP LLC.

Name	Age	Position with Hess Midstream Partners GP LLC
John B. Hess	60	Chairman of the Board of Directors and Chief Executive Officer
Michael R. Lutz	52	Chief Operating Officer
Jonathan C. Stein	45	Chief Financial Officer
Timothy B. Goodell	57	General Counsel and Secretary
Gerald A. Tamborski	59	Vice President of Operations
Gregory P. Hill	53	Director
John P. Rielly	52	Director
Michael R. Turner	55	Director
Geurt (Gerbert) G. Schoonman	48	Director

John B. Hess.    John B. Hess was appointed Chairman of the board of directors of our general partner in September 2014 and has served as Chief Executive Officer of our general partner since July 2014. Mr. Hess has served as Chief Executive Officer of Hess since 1995. Mr. Hess joined Hess in May 1977 and was elected a director in November 1978. He served as Chairman of the Board and Chief Executive Officer of Hess from 1995 until 2013. We expect that Mr. Hess will devote the majority of his time to his roles at Hess and will also spend time, as needed, directly managing our business and affairs. Mr. Hess has been a member of the board of directors of Kohlberg Kravis Roberts & Co. since 2011, of KKR Management LLC since 2011 and of Dow Chemical Company from 2006 until 2013. We believe that Mr. Hess’s extensive experience in the energy industry, including his more than 35-year career with Hess and his extensive leadership experience in his roles as Chief Executive

Officer and Chairman of the Board of Hess, makes him well qualified to serve as Chairman of the board of directors of our general partner.

Michael R. Lutz.    Michael R. Lutz was appointed Chief Operating Officer of our general partner in July 2014. Mr. Lutz has served as Vice President of Midstream Development at Hess since April 2013. We expect that Mr. Lutz will devote the majority of his time to our business and affairs and will also spend time, as needed, devoted to Hess’s midstream operations. Prior to his current roles, Mr. Lutz served as Vice President of Global Commercial at Hess from 2008 until 2013. Prior to joining Hess in 2008, Mr. Lutz spent 18 years at BP holding a variety of business and commercial leadership roles in BP’s North America Gas, Gulf of Mexico, Azerbaijan, and Alaskan business units.

Jonathan C. Stein.    Jonathan C. Stein was appointed Chief Financial Officer of our general partner in July 2014. Mr. Stein has served as Vice President and Chief Risk Officer of Hess since June 2004 and, in such capacity, he participated in Hess’s disclosure review committee and was responsible for the fair valuation of and accounting for Hess’s financial instruments. We expect that Mr. Stein will devote the majority of his time to our business and affairs and will also spend time, as needed, devoted to his roles at Hess. Prior to his current roles, Mr. Stein served as Corporate Risk Manager at Hess. Prior to joining Hess in 2001, Mr. Stein was a consultant with Ernst & Young LLP’s Risk Management and Regulatory Practice, where he assisted financial services and energy trading clients in establishing their risk management infrastructure. Mr. Stein is on the Board of Trustees of the Global Association of Risk Professionals and a member of the Energy Oversight Committee for the Energy Risk Professional (ERP) certification program.

Timothy B. Goodell.    Timothy B. Goodell was appointed General Counsel and Secretary of our general partner in July 2014. Mr. Goodell has served as Senior Vice President and General Counsel of Hess since January 2009. We expect that Mr. Goodell will devote the majority of his time to his roles at Hess and will also spend time, as needed, devoted to our business and affairs. Prior to joining Hess, Mr. Goodell served as a partner at the law firm of White & Case LLP, where his practice concentrated in the areas of mergers and acquisitions and securities, as well as general corporate and corporate governance matters.

Gerald A. Tamborski.    Gerald A. Tamborski was appointed Vice President of Operations of our general partner in July 2014. Mr. Tamborski has served as Director of Operations of Midstream Development at Hess since July 2013. We expect that Mr. Tamborski will devote the majority of his time to our business and affairs and will also spend time, as needed, devoted to Hess’s midstream operations. Prior to his current roles, Mr. Tamborski served as Director of Operations Excellence for Refining and Terminals at Hess. Prior to joining Hess in 2010, Mr. Tamborski spent 33 years at Shell, BP, Amoco and Atlantic Richfield holding a variety of leadership positions in Operations, Technology, and Research.

Gregory P. Hill.    Gregory P. Hill was appointed a member of the board of directors of our general partner in September 2014. Mr. Hill has served as President, Exploration and Production of Hess since January 2009. In addition, Mr. Hill has served as Chief Operating Officer of Hess since May, 2014. We expect that Mr. Hill will devote the majority of his time to his roles at Hess and will also spend time, as needed, devoted to our business and affairs. Prior to his current roles, Mr. Hill spent 25 years at Shell Oil Company, where performed a variety of operations, engineering, technical and business leadership roles in Asia-Pacific, Europe and the United States, including Executive Vice President—Exploration and Production of Singapore-based Shell Asia Pacific from 2006 to 2008 while also serving as Chairman of Shell’s Global Production Leadership Team. We believe that Mr. Hills’s extensive experience in the energy industry, particularly his experience in operations and strategic planning, makes him well qualified to serve as a member of the board of directors of our general partner.

John P. Rielly.    John P. Rielly was appointed a member of the board of directors of our general partner in September 2014. Mr. Rielly has served as Senior Vice President and Chief Financial Officer of Hess since April 2004. We expect that Mr. Rielly will devote the majority of his time to his roles at Hess and will also spend time, as needed, devoted to our business and affairs. Mr. Rielly has also served as Vice President and Controller of Hess from May 2001 to April 2004. Prior to that, Mr. Rielly was a partner at Ernst & Young LLP. We believe that Mr. Rielly’s extensive experience, particularly his knowledge of industry accounting and financial practices gained during his employment at Hess and Ernst & Young LLP, makes him well qualified to serve as a member of the board of directors of our general partner.

Michael R. Turner.    Michael R. Turner was appointed a member of our board of directors in September 2014. Mr. Turner has served as Senior Vice President, Global Onshore of Hess since June 2013. Prior to his current roles, Mr. Turner served as Senior Vice President of Global Production at Hess. Prior to joining Hess in June 2009, Mr. Turner was General Manager for Shell’s UK producing assets and prior to that Senior Vice President of Aera Energy, a California-based joint venture affiliate of Shell Oil Company and Exxon Mobil Corporation. We believe Mr. Turner’s extensive experience, particularly his unconventional resources, operational excellence and lean manufacturing expertise, makes him well qualified to serve as a member of the board of directors of our general partner.

Geurt (Gerbert) G. Schoonman.    Geurt (Gerbert) G. Schoonman was appointed a member of our board of directors in September 2014. Mr. Schoonman has served as Vice President, Bakken of Hess since September 2012. Prior to his current roles, Mr. Schoonman served as Vice President, Production—Asia Pacific at Hess. Prior to joining Hess in 2011 Mr. Schoonman served as the Asset Manager for Brunei Shell Petroleum, before that he held various leadership roles with Shell. We believe Mr. Schoonman’s extensive experience, particularly his diverse leadership background in petroleum engineering, production operations and environmental, health and safety, makes him well qualified to serve as a member of the board of directors of our general partner.

Board Leadership Structure

The chief executive officer of our general partner currently serves as the chairman of the board. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Hess. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Compensation of Our Officers and Directors

We and our general partner were formed in January 2014 and did not pay or accrue any obligations with respect to compensation for directors or officers for the 2013 fiscal year or for any prior period. In addition, we do not directly employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors, is responsible for managing our operations, for obtaining the services of the employees that operate our business and for determining which employees will be made available to us pursuant to services and secondment arrangements with Hess. However, we sometimes refer to the employees and officers of our general partner as our employees and officers in this prospectus.

The compensation payable to the officers of our general partner, who are employees of Hess or its affiliates, is paid by Hess or its affiliates. Prior to the completion of this offering, we and our general partner will enter into a services agreement and a secondment agreement with Hess and certain of its subsidiaries pursuant to which, among other matters:

•	Hess and its subsidiaries will make available to our general partner the services of the employees who will serve as the executive officers of our general partner; and

•	our general partner will reimburse Hess or its applicable subsidiary for an allocated portion of the costs that Hess incurs in providing compensation and benefits to such Hess employees.

We expect that our named executive officers—consisting of our general partner’s chief executive officer and our next two most highly compensated executive officers—following this offering will be:

•	John B. Hess, our Chief Executive Officer;

•	; and

•	.

For 2013 and all prior periods, no amounts of compensation for our named executive officers were separately allocated to our business. After completion of this offering, we expect that our named executive officers will continue to perform services unrelated to our business for Hess and its affiliates and that, except with respect to any awards that may be granted to our named executive officers under the Hess Midstream Partners LP Long-Term Incentive Plan, or the LTIP, which is described below, our named executive officers will not receive any separate amounts of compensation for their services to us or our general partner. We currently expect each of our named executive officers will devote substantially less than a majority of his or her working time to matters relating to our business. As a result, we do not currently believe the compensation that our named executive officers will receive for the services they perform for us would comprise a material amount of their total compensation.

Compensation of Our Directors

In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us or our general partner may receive a combination of cash and unit-based awards under our LTIP as compensation for attending meetings of the board of directors of our general partner and any committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Our general partner intends to adopt the LTIP for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The plan will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General.    The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to             common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights.    The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights.    The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards.    Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units.    Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards.    The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

Source of Common Units.    Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control.    If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service.    The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan.    The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Hess Midstream Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director and named executive officer of Hess Midstream Partners GP LLC, our general partner, and by all directors and executive officers of our general partner as a group and assumes the underwriters’ option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of              common units and             subordinated units outstanding immediately following this offering.

The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through the directed unit program described under “Underwriting.”

Name of beneficial owner(1)	Common units to be beneficially owned	Percentage of common units to be beneficially owned		Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned		Percentage of total common units and subordinated units to be beneficially owned
Hess(2)			%			%		%
Directors/Named Executive Officers

All Directors and Executive Officers as a group ( persons)			%			%		%

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 1501 McKinney Street, Houston, TX 77010.
(2)	Hess is the indirect parent company of Hess North Dakota Oil Export Finance Company LLC, Hess TGP Finance Company LLC and Solar Gas Inc. Hess North Dakota Oil Export Finance Company LLC is the owner of common units and subordinated units, Hess TGP Finance Company LLC is the owner of common units and subordinated units and Solar Gas Inc. is the owner of common units and subordinated units. Hess may, therefore, be deemed to beneficially own the units held by Hess North Dakota Oil Export Finance Company LLC, Hess TGP Finance Company LLC and Solar Gas Inc.

The following table sets forth the number of shares of Hess common stock beneficially owned as of             , except as otherwise noted, by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group.

Name of beneficial owner	Amount and nature of beneficially ownership	Percent of total outstanding
Directors/Named Executive Officers			%

All Directors and Executive Officers as a group ( persons)			%

*	The percentage of shares beneficially owned by each director or executive officer does not exceed 1% of the common shares outstanding. The percentage of shares beneficially owned by all directors and executive officers as a group does not exceed 1% of the common shares outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the general partner and its affiliates will own             common units and             subordinated units, representing a     % limited partner interest in us. If the underwriters’ option to purchase additional common units is exercised in full, our general partner and its affiliates will own             common units and                 subordinated units, representing a     % limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Hess Midstream Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates prior to or in connection with this

offering for the contribution of the assets and liabilities to us	•	common units (or common units, if the underwriters’ option to purchase additional common units is exercised in full);

•	subordinated units;

•	a 2% general partner interest in us; and

•	the incentive distribution rights.

Operational stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98% to the unitholders pro rata, including Hess, as holder of an aggregate of common units and subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on the 2% general partner interest and $ million on their common units and subordinated units (or $ million if the underwriters exercise in full their option to purchase additional common units from us).

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, operational services agreement and secondment agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will reimburse Hess for expenses incurred by Hess and its affiliates in providing certain operational support and general and administrative services to us, including the provision of executive management services by certain officers of our general partner. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us. We will also reimburse Hess for any additional out-of-pocket costs and expenses incurred by Hess and its affiliates in providing general and administrative services to us. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read “—Agreements Governing the Transactions—Omnibus Agreement” below and “Management—Compensation of Our Officers and Directors.”

Under our operational services agreement, we will pay Hess for any direct costs actually incurred by Hess in providing our processing, terminaling and storage facilities with certain maintenance, operational, administrative and construction services. Under our secondment agreement, Hess will second to our general partner certain employees who serve strategic functions in support of our operations. Please read “—Agreements Governing the Transactions” below.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties will enter into the various agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with Hess will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Hess, certain of its subsidiaries and our general partner that will address the following matters:

•	our payment of an annual administrative fee, initially in the amount of $ million (payable in monthly installments and prorated for the first year of service), for the cost of certain general and administrative services provided by Hess and its affiliates;

•	our obligation to reimburse Hess for certain other direct or allocated costs and expenses incurred by Hess in providing general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•	our right of first offer to acquire our right of first offer assets;

•	Hess’s obligation to indemnify us for certain environmental and other liabilities;

•	our obligation to indemnify Hess and its subsidiaries for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Hess is not required to indemnify us; and

•	the granting of a license from Hess to us with respect to use of certain Hess trademarks.

The omnibus agreement will remain in full force and effect for so long as Hess controls our general partner. If Hess ceases to control our general partner, either party may terminate the omnibus agreement upon written notice to the other parties. In the event of any termination of the omnibus agreement, the indemnification obligations will remain in full force and effect in accordance with their terms.

Administrative fee and reimbursement of expenses.    We will pay Hess an annual administrative fee, initially in the amount of $         million (payable in monthly installments and prorated for the first year of service), for the cost of certain services provided by Hess for our benefit, including: accounting services (including internal audit and public company reporting); information technology; legal services; corporate health, safety and environmental services; office services; human resources services; purchasing and supply chain management; records management; real estate management; risk and claims management; corporate aviation and travel services; tax services; and financial services (including treasury services). These allocated portions are based on our estimated proportionate share of operating expenses, capital expenditures and employee compensation, including salaries, bonuses, benefits costs, office space and related support costs and equity compensation.

In addition to the administrative fee, we will also reimburse Hess for certain other direct and allocated costs and expenses incurred by Hess in providing these services to us. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement

Right of first offer.    Under the omnibus agreement, until the earlier to occur of the tenth anniversary of the closing of this offering and the date that Hess no longer controls our general partner, if Hess decides to sell, transfer or otherwise dispose of any of the assets listed below, Hess will provide us with the opportunity to make the first offer on such assets:

•	Hess’s 70% retained interest in HTGP Opco;

•	Hess’s 50% retained interest in Logistics Opco;

•	Hess’s Red Sky/Nesson crude oil and natural gas gathering system located in Williams, Mountrail, Divide and Burke counties in North Dakota;

•	Hess’s Hawkeye crude oil and natural gas gathering system located in McKenzie County, North Dakota;

•	Hess’s Goliath crude oil and natural gas gathering system located in Williams County, North Dakota; and

•	any additional crude oil and NGL rail cars acquired by Hess in the future for use for the Bakken.

The consummation and timing of any acquisition by us of the assets covered by our right of first offer will depend upon, among other things, Hess’s decision to sell any of those assets and our ability to reach an agreement with Hess on price and other terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and Hess is under no obligation to accept any offer that we may choose to make. Please read “Risk Factors—Risks Related to Our Business—If we are unable to make acquisitions on economically acceptable terms from Hess or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.”

Indemnification.    Under the omnibus agreement, Hess will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a deductible of $100,000 per claim before we are entitled to indemnification. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is a $15 million limit on the amount for which Hess will indemnify us for environmental liabilities under the omnibus agreement once we meet the deductible. Hess will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition, in each case that are identified prior to the fifth anniversary of the closing of this offering, and will be subject to a deductible of $50,000 per claim before we are entitled to indemnification.

Hess will also indemnify us for liabilities relating to:

•	the consummation of the transactions contemplated by our contribution agreement or the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted prior to the fifth anniversary of the closing of this offering;

•	events and conditions associated with any assets retained by Hess;

•	litigation matters attributable to the ownership or operation of the assets contributed to us prior to the closing of this offering; and

•	all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to Hess’s contribution of those assets to us in connection with this offering.

We have agreed to indemnify Hess for events and conditions associated with the ownership or operation of our assets (other than those assets owned by HTGP Opco and Logistics Opco) that occur after the closing of this offering and for environmental liabilities related to our assets (other than those assets owned by HTGP Opco and Logistics Opco) to the extent Hess is not required to indemnify us as described above.

HTGP Opco or Logistics Opco, as applicable, will indemnify Hess for events and conditions associated with the ownership or operation of the assets of HTGP Opco or Logistics Opco, as applicable, that occur after the closing of this offering and for environmental liabilities related to the assets of HTGP Opco or Logistics Opco, as applicable, to the extent Hess is not required to indemnify us as described above. There is no limit on the amount for which we, HTGP Opco or Logistics Opco will indemnify Hess under the omnibus agreement.

License of trademarks.    Hess will grant us a non-transferable, nonexclusive, royalty free right and license to use Hess’s trademarks and tradenames owned by Hess. This license will terminate upon the termination of the omnibus agreement.

Operational Services Agreement

In connection with this offering, we will enter into an operational services agreement with Hess under which we will pay Hess for the provision of certain operational services to us in support of our assets and operations, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services and such other services as we and Hess may mutually agree upon from time to time. In addition, Hess also may request that we provide various services to Hess and its affiliates from time to time. On a monthly basis, we will pay Hess an amount for each service provided as specified in the agreement, including salaries, bonuses, benefits costs and office space and related support costs (but not including equity compensation) for applicable Hess employees, plus a specified percentage of such amount depending on the type of service provided. In addition, Hess will charge us on a monthly basis for the direct costs of providing the services.

The operational services agreement will have an initial term of 10 years and may be renewed by us for an additional 10-year term. We may terminate any individual service under the agreement upon 30 days’ prior written notice to Hess. Hess may terminate the agreement if Hess no longer controls our general partner. Either party may terminate the agreement if the other party is in material default under the agreement and such party fails to cure the material default within 15 days or if the other party files for bankruptcy, makes an assignment for the benefit of creditors, or otherwise becomes bankrupt.

Under the agreement, Hess will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from Hess’s willful and material breach of the agreement or Hess’s performance of the agreement to the extent caused by Hess’s gross negligence or willful misconduct. We will indemnify Hess from any claims, losses or liabilities incurred by Hess, including any third-party claims, arising from our willful and material breach of the agreement or the performance of the agreement, to the extent such claims, losses or liabilities are caused by our gross negligence or willful misconduct.

Secondment Agreement

In connection with this offering, our general partner will enter into a secondment agreement with Hess pursuant to which certain employees of Hess will be seconded to our general partner to provide services with respect to our assets and operations, including executive oversight, business development, corporate development, unitholder and investor relations and corporate communications and public relations services. During their period of secondment to our general partner, the seconded employees will work under the management and supervision of our general partner.

Our general partner will reimburse Hess for the cost of the seconded employees, including their wages and benefits. If a seconded employee does not devote 100% of his or her time to providing services to our general partner, our general partner will reimburse Hess for only a prorated portion of the direct and indirect costs of such employee’s total wages and benefits, based on the percentage of the employee’s time spent working for our general partner. Hess will bill our general partner monthly in arrears for services provided during the prior month.

The secondment agreement will have an initial term of 10 years and will automatically extend for successive renewal terms of five years each. Our general partner may terminate the agreement or reduce the level of services under the agreement at any time upon 30 days’ prior written notice to Hess. Hess may terminate the agreement if Hess no longer controls our general partner. Either party may terminate the agreement if the other party is in material default under the agreement and such party fails to cure the material default within 15 days or if the other party files for bankruptcy, makes an assignment for the benefit of creditors, or otherwise becomes bankrupt.

Compressed Natural Gas Agreement

We are constructing a CNG terminal adjacent to the Tioga Gas Plant. We will enter into a 10-year compressed natural gas agreement with Hess under which Hess will nominate for delivery to us at the inlet of the CNG terminal a minimum volume of residue natural gas produced at the Tioga Gas Plant, and we will receive, compress and deliver CNG to the tailgate of the CNG terminal for Hess. For more information about our compressed natural gas agreement with Hess, please read “Business—Other Agreements with Hess—Compressed Natural Gas Agreement.”

Commercial agreements

We will enter into multiple 10-year, fee-based commercial agreements with Hess prior to the closing of this offering that will include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. Under these commercial agreements, we will provide processing, storage, terminaling, rail car and logistics services to Hess, and Hess will be obligated to provide us with minimum volumes of crude oil, natural gas and NGLs. We expect that these commercial agreements will initially be the source of substantially all of our revenue. For more information about our commercial agreements with Hess, including Hess’s ability to reduce or terminate its obligations in the event of a force majeure event that affects us, please read “Business—Our Commercial Agreements with Hess.”

Contribution agreement

At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with Hess and our general partner under which Hess will contribute all of our initial assets to us.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Hess, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that is in the best interests of our partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner, or special approval, or from our unitholders, or unitholder approval, but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval or our unitholder approval for the resolution of any conflict of interest, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee of the board of directors of our general partner, or conflicts committee, or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size of the transaction and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then our general partner will be entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such action free of any duty or obligation whatsoever to our partnership or any limited partner, and our general partner will not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity, and our general partner in making such determination or taking or declining to take such action will be permitted to do so in its sole and absolute discretion. For a more detailed discussion of the duties applicable to our general partner, please read “—Duties of the General Partner.”

Whenever a potential conflict of interest exists or arises, any resolution or course of action by our general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners, and will not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is:

•	approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee of our general partner; or

•	approved by unitholder approval, meaning the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. In order to make a determination or take or decline to take an action in “good faith” for purposes of our partnership agreement, the person or persons making such determination or taking or declining to take such action must subjectively believe that the determination or other action is in the best interests of the partnership. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Management of Hess Midstream Partners LP—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including Hess, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including Hess, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and Hess. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, Hess may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as Hess, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires and relieved of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its other affiliates;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to sell or otherwise dispose of units or other partnership interests that it owns;

•	whether to elect to reset target distribution levels;

•	whether to consent to any merger or consolidation of the partnership or amendment to our partnership agreement; and

•	whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

•	provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•

generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read “Our Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will pay fees to and reimburse our general partner and its affiliates for services and expenses.

We will pay fees to our general partner and its affiliates, including Hess, for services provided to us. We will also reimburse our general partner and its affiliates, including Hess, for costs incurred in providing these services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement, secondment agreement and operational services agreement with Hess also address our payment of fees to, and our reimbursement of, our general partner and its affiliates for these services and expenses. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read “Our Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any other standard under our partnership agreement or applicable law, other than the implied contractual covenant of good faith and fair dealing. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held. If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

            will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on January 17, 2014, and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, developing and acquiring midstream logistics assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its 2% general partner interest if we issue additional units, please read “—Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.

Amendment of our partnership agreement

Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner

Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to             ,             , in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner

Our general partner may be removed only for cause. Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, is required to remove our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to             ,             . Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights

Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited amendments

No amendment may be made that would, among other actions:

•	enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program, our general partner and its affiliates will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

No unitholder approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•	mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of counsel and unitholder approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to             ,             , without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after             ,             , our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66 2⁄3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, excluding any common units purchased by directors and executive officers of our general partner and Hess under our directed unit program, our general partner and its affiliates will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to             ,             , without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Hess and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Hess Midstream Partners GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Redemption of Ineligible Holders

In order to avoid any adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by FERC or analogous regulatory body or in order to reverse an adverse determination that has occurred regarding any such maximum rate, our partnership agreement provides our general partner the power to amend the agreement.

If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•	any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law.

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of             common units and             subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

•	common units owned by our general partner and its affiliates; and

•	any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

Each of us, Hess, our general partner and certain of their affiliates, and the directors, director nominees and executive officers of our general partner, has agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., dispose of any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We have requested a private letter ruling from the IRS to the effect that income derived from certain agreements with affiliates of Hess constitutes qualifying income. However, this offering is not contingent upon that request. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (i) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the exploration, development, production, transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based on factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a)	Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b)	For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31,         , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed on those units with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

The ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	We distribute less cash than we have assumed in making this projection; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of this or any subsequent offering of our common units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to consult their own tax advisors and to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis in its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation, to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax bases of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of the units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation and thus increase the taxable income allocable to unitholders. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing partnership as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units.

Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty, and will be treated as engaged in business in the United States because of their ownership of our common units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of any applicable tax treaty. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E, or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a Non-U.S. Unitholder will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our real property interests and other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(a)	a non-U.S. person;

(b)	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, or in which the unitholder is a resident. We will initially own assets and conduct business in Minnesota and North Dakota, each of which currently imposes a personal income tax on individuals, corporations and other entities and requires us to report certain tax information for unitholders. We may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

While you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S., federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN HESS MIDSTREAM PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, are acting as representatives of the underwriters. Each of the underwriters named below has severally agreed to purchase from us, and we have agreed to sell to them, severally, the respective number of common units indicated below:

Underwriter	Number of Common Units
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

Total

The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to     % of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for the evaluation, analysis and structuring of our partnership.

The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per common unit under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $        per common unit to other underwriters or to certain dealers. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives. This offering of common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be $            (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common units as the number listed next to the underwriter’s name in the table above bears to the total number of common units listed next to the names of all underwriters in the table above. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $             and total proceeds to us would be $            .

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of common units offered by them.

New York Stock Exchange

We intend to apply to list our common units on the NYSE under the symbol “HESM.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE listing requirements for trading.

Lock-Up Agreements

Each of us, Hess, our general partner and certain of their affiliates, and the directors, director nominees and executive officers of our general partner, has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units,

whether any transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

The restrictions described above in this paragraph do not apply to, among other things:

•	the sale of common units to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to common units or other securities acquired in open market transactions after the completion of this offering of common units.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act. In order to facilitate this offering of common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common units for their own account. In addition, to cover over-allotments or to stabilize the price of the common units, the underwriters may bid for, and purchase, common units in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common units in this offering, if the syndicate repurchases previously distributed common units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common units above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Relationships

Certain of the underwriters and/or their affiliates have in the past and may in the future perform investment banking, commercial banking, advisory and other services for us and our affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be determined by negotiations between the representatives and us. Among the factors to be considered in determining the initial public offering price of our common units, will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of the preliminary prospectus is subject to change as a result of market conditions and other factors.

Internet Distribution

Discover Brokerage Direct, Inc., an affiliate of Morgan Stanley & Co. LLC and facilitator of Internet distribution, is acting as a selected dealer in connection with the offering.

Directed Unit Program

At our request, the underwriters have reserved for sale, at the initial offering price, up to     % of the common units being offered by this prospectus for sale to certain officers and directors of Hess and our general partner. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any common units sold in the directed unit program to directors and executive officers of Hess and our general partner will be subject to the 180-day lock-up agreements described above. We have agreed to indemnify Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and the underwriters in connection with the directed unit program, including for the failure of any participant to pay for its common units.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer to the public of the securities subject to this supplement has been or will be made in that Relevant Member State other than

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive, or Qualified Investors;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining our prior consent for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer or invitation shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognised collective investment scheme” for the purposes of FSMA 196, or a CIS, and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended, or the CIS Promotion Order, or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, or (ii) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as relevant persons). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Vinson & Elkins L.L.P. will render an opinion on the material federal income tax consequences of acquiring, holding and disposing of regarding our common units. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The combined financial statements of Hess Midstream Partners LP Predecessor as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Hess Midstream Partners LP as of September 22, 2014, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.            .com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Hess is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. You may read Hess’s filings on the SEC’s website and at the public reference room described above or Hess’s website at www.hess.com. Hess’s common stock trades on the NYSE under the symbol “HES.”

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

HESS MIDSTREAM PARTNERS LP UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma condensed combined balance sheet as of June 30, 2014 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 (together with the notes to unaudited pro forma condensed combined financial statements, the “pro forma financial statements”) of Hess Midstream Partners LP (the “Partnership”, “we,” “us” or “our”). Our pro forma financial statements have been derived from the historical combined financial statements of Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes (our “Predecessor”), which are included elsewhere in this prospectus. The historical combined financial statements of our Predecessor include all of the assets, liabilities and results of operations of (i) Hess TGP Operations LP (“HTGP Opco”), (ii) Hess Mentor Storage Holdings LLC (“Mentor Storage Terminal”), and (iii) Hess North Dakota Export Logistics Operations LP (“Logistics Opco”). The pro forma financial statements should be read in conjunction with our Predecessor’s historical combined financial statements, including the related financial statement notes.

We will own and operate the businesses of our Predecessor effective with the closing of this offering. The contribution of our Predecessor’s business to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. Upon completion of this offering, we will own a 30% controlling economic interest in HTGP Opco, a 100% controlling interest in Mentor Storage Terminal, and a 50% controlling economic interest in Logistics Opco. Following the offering, we will consolidate HTGP Opco, Mentor Storage Terminal and Logistics Opco in our consolidated financial statements and reflect a noncontrolling interest for Hess Corporation’s (“Hess” or the “Parent”) retained 70% noncontrolling economic interest in HTGP Opco and 50% noncontrolling economic interest in Logistics Opco. The pro forma financial statements have been prepared on the basis that we will be treated as a partnership for U.S. federal income tax purposes. The pro forma financial statements give pro forma effect to the matters set forth in the accompanying notes.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used to prepare these pro forma financial statements provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements.

The pro forma financial statements were derived from the audited historical combined financial statements and unaudited historical condensed combined financial statements of our Predecessor. The pro forma financial statements give pro forma effect to events that are (1) directly attributable to the offering, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on June 30, 2014, in the case of the unaudited pro forma condensed combined balance sheet, and as of January 1, 2013, in the case of the unaudited pro forma condensed combined statements of operations. The pro forma financial statements have been presented for informational purposes only. The pro forma financial statements may not be indicative of the results that actually would have occurred if we had assumed the operations of our Predecessor on the dates indicated, or the results that will be obtained in the future.

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

•	Hess’s contribution of our Predecessor’s assets and operations to us, including adjusting for Hess’s retained noncontrolling interest in HTGP Opco and Logistics Opco and retention of certain related party indebtedness;

•	the consummation of this offering and our issuance of (i) common units to the public (assuming the underwriters’ option to purchase additional common units from us is not exercised), (ii) a 2% general partner interest in us and all of our incentive distribution rights (“IDRs”) to our general partner and (iii) common units and subordinated units to Hess;

•	our entry into a new $ million revolving credit facility, which will not be drawn as of and during the pro forma periods presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the pro forma periods presented.

•	the consummation of this offering and the application of the net proceeds of this offering, as described in “Use of Proceeds”; and

•	the execution of multiple commercial agreements pursuant to which the Partnership will provide Hess with, and Hess will pay the Partnership for, certain crude oil, natural gas and NGL processing, fractionating, storage, terminaling, loading and rail car services (the “Commercial Agreements”), including the recognition of incremental revenues under the Commercial Agreements that were not recognized by our Predecessor and the adjustment of certain revenues previously recognized by our Predecessor.

Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $4.4 million per year as a result of being a separate publicly-traded partnership, including costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation. Additionally, in connection with the transaction, we will enter into various operational, secondment and services agreements with Hess, under which we will reimburse Hess for providing operational and administrative services. We expect that the costs associated with these new agreements will be consistent with those historically allocated from Hess. The pro forma financial statements do not reflect any incremental general and administrative expenses or any incremental costs associated with the new operational, secondment and service agreements.

HESS MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	June 30, 2014
	Predecessor historical	Pro forma adjustments		Partnership pro forma
(in millions)
Assets
Cash and cash equivalents	$—	$—	(a)	$—
Accounts receivable—affiliate	22.3	—		22.3
Inventories	0.6	—		0.6
Other current assets	0.2	—		0.2

Total current assets	23.1	—		23.1
Property, plant and equipment, net	1,342.4	—		1,342.4
Other noncurrent assets	—	2.6	(b)	2.6

Total assets	$1,365.5	$2.6		$1,368.1

Liabilities
Accounts payable—trade	$24.1	$—		$24.1
Accounts payable—affiliate	4.4	—		4.4
Accrued liabilities	80.8	—		80.8
Current maturities of long-term debt—affiliate	5.2	(5.2	)(c)	—
Other current liabilities	1.3	—		1.3

Total current liabilities	115.8	(5.2)		110.6
Long-term debt—affiliate	955.0	(803.8	)(c)	—
		(151.2	)(d)
Other noncurrent liabilities	1.2	—		1.2

Total liabilities	1,072.0	(960.2)		111.8

Net parent investment/partners’ capital
Net parent investment	293.5	(293.5	)(e)	—
Common unitholders—Public	—	228.8	(f)	228.8
Common unitholders—Hess	—	55.8	(f)	55.8
Subordinated unitholders—Hess	—	143.8	(f)	143.8
General partner	—	5.9	(f)	5.9
Noncontrolling interest	—	822.0	(f)	822.0

Total net parent investment/partners’ capital	293.5	962.8		1,256.3

Total liabilities and net parent investment/partners’ capital	$1,365.5	$2.6		$1,368.1

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2014
	Predecessor historical	Pro forma adjustments		Partnership pro forma
(in millions, except unit and per unit data)
Revenues
Affiliate	$105.3	$0.4	(h)		$105.7

Total revenues	105.3	0.4			105.7
Costs and expenses
Operating and maintenance expenses	85.9	—			85.9
Depreciation expense	17.6	—			17.6
General and administrative expenses	2.3	—			2.3

Total costs and expenses	105.8	—			105.8

Income (loss) from operations	(0.5)	0.4			(0.1)
Interest expense	1.1	—	(j)		1.1
Income tax expense	—	—	(k)		—

Net income (loss)	(1.6)	0.4			(1.2)
Less: Net income (loss) attributable to Hess	—	(3.3	)(g)		(3.3)

Net income (loss) attributable to Hess Midstream Partners LP	$(1.6)	$3.7			$2.1

General partner interest in net income (loss)				$
Limited partner interest in net income (loss)				$
Net income (loss) per limited partner unit (basic and diluted):
Common units				$
Subordinated units				$
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2013
	Predecessor historical	Pro forma adjustments		Partnership pro forma
(in millions, except unit and per unit data)
Revenues
Third-party	$142.3	$(142.3	)(h)		$—
Affiliate	127.4	(127.4	)(h)		—
		279.2	(h)		279.2

Total revenues	269.7	9.5			279.2
Costs and expenses
Third-party product purchases	65.8	(65.8	)(i)		—
Affiliate product purchases	124.5	(124.5	)(i)		—
Operating and maintenance expenses	217.7	—			217.7
Depreciation expense	12.5	—			12.5
General and administrative expenses	13.0	—			13.0

Total costs and expenses	433.5	(190.3)			243.2

Income (loss) from operations	(163.8)	199.8			36.0
Interest expense	—	2.0	(j)		2.0
Income tax expense	—	—	(k)		—

Net income (loss)	(163.8)	197.8			34.0

Less: Net income (loss) attributable to Hess	—	15.4	(g)		15.4

Net income (loss) attributable to Hess Midstream Partners LP	$(163.8)	$182.4			$18.6

General partner interest in net income (loss)				$
Limited partner interest in net income (loss)				$
Net income (loss) per limited partner unit (basic and diluted):
Common units				$
Subordinated units				$
Weighted average number of limited partner units outstanding (basic and diluted):
Common units
Subordinated units

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Note 1. Pro Forma Adjustments and Assumptions

The pro forma adjustments and assumptions are as follows:

(a)	Reflects the following adjustments to cash:

Sources		Uses
Proceeds from sale of common units	$250.0	Affiliate debt repayment	$151.2
		Distribution to Hess	75.0
		Underwriters’ discount and structuring fees	16.2
		Other offering costs	5.0
		Revolving credit facility origination fee	2.6

Total sources	$250.0	Total uses	$250.0

(b)	Reflects the deferral of $2.6 million of origination fees associated with entering into a new $ million revolving credit facility in connection with or prior to the closing of this offering. We expect that the revolving credit facility will not be drawn at closing.

(c)	This adjustment reflects related party debt that will be eliminated through a capital contribution by Hess.

(d)	Reflects the repayment of $151.2 million in connection with the offering.

(e)	Reflects the elimination of Hess’s Net parent investment in us and its reclassification to Hess Midstream Partners LP partnership units and noncontrolling interest.

(f)	The table below summarizes the pro forma adjustments to Net parent investment and partners’ capital based on our expected partnership capital allocated in connection with the offering.

Historical Net parent investment	$293.5
Affiliate debt capital contribution	809.0
Net offering proceeds	228.8
Distribution to Hess	(75.0)

Pro forma capitalization	$1,256.3

Allocation of pro forma capitalization:
Common unitholders—Public	$228.8
Common unitholders—Hess	55.8
Subordinated unitholders—Hess	143.8
General partner	5.9
Noncontrolling interest	822.0

Pro forma capitalization	$1,256.3

(g)	Reflects Hess’s 70% noncontrolling economic interest in HTGP Opco and 50% noncontrolling economic interest in Logistics Opco.

(h)	This adjustment reflects the increase to revenues of $0.4 million and $279.2 million for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, associated with execution of commercial agreements with Hess and the reversal of the historical revenues generated under percentage-of-proceeds (“POP”) contracts with third parties and affiliates of $142.3 million and $127.4 million, respectively, for the year ended December 31, 2013.

HESS MIDSTREAM PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Prior to January 1, 2014, our Predecessor recognized revenues at our Tioga Gas Plant from POP contracts under which our Predecessor purchased unprocessed natural gas from Hess and third-party producers, processed the natural gas and sold the residue gas and NGLs to Hess and third-party customers. Our Predecessor retained a percentage of the proceeds from such sales, plus certain additional fees, and remitted the remainder of the sales proceeds to the natural gas producer. Prior to January 1, 2014, the Mentor Storage Terminal and our crude oil and NGL logistics assets did not generate revenues from Hess, since these assets were part of the integrated operations of Hess and documented intercompany arrangements did not exist.

Beginning January 1, 2014, the revenues for all of our businesses are generated from commercial agreements under which Hess pays us fees for processing natural gas and fractionating NGLs; terminaling and loading crude oil and NGLs; providing rail car services; and storing and terminaling propane. These commercial agreements replaced our existing POP contracts and formalized the terms related to the provision of storage and logistics services. We no longer generate revenues under POP contracts. Pro forma revenues were calculated using the tariff rates, which will be applicable to the Partnership at the time of the offering, applied to the historical volumes during the year ended December 31, 2013 and the six months ended June 30, 2014, respectively.

(i)	Reflects the reversal of third-party and affiliate product purchases for the year ended December 31, 2013 related to the revenues generated under POP contracts that were eliminated in footnote (h).

(j)	Reflects the adjustments to interest expense related to our financing as discussed in footnote (c):

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Commitment fees(1)	$0.8	$1.5
Amortization of revolver origination costs	0.3	0.5

Pro forma interest expense	1.1	2.0
Less: Historical interest expense	1.1	—

Pro forma interest expense adjustment	$—	$2.0

(1)	Represents the % per quarter commitment fees associated with the undrawn capacity on our new $ million revolving credit facility that will be entered into in connection with the offering. We expect that the revolving credit facility will not be drawn at closing.

(k)	We will not be subject to income taxes as a publicly traded partnership. As such, this adjustment removes our historical taxes that had a full valuation allowance.

Note 2. Pro Forma Net Income Per Unit

The Partnership will compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if total net income for the period had been distributed as cash. Under the two-class method, any distributions declared in excess of net income shall be allocated to the partners based on their respective sharing of income specified in the Partnership’s first amended and restated agreement of limited partnership (the “Partnership Agreement”). For purposes of the pro forma

HESS MIDSTREAM PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2013 and 2014.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be              and             , respectively. All units were assumed to have been outstanding since January 1, 2013.

Pursuant to the Partnership Agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the Partnership Agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceed certain targets. The IDRs are a separate equity interest and represent participating securities. No cash distributions would have been declared to the IDRs during any of the periods, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

	Supplemental Unaudited Pro Forma June 30, 2014	June 30, 2014 (Unaudited)	December 31, 2013
(in millions)
Assets
Accounts receivable
Trade	$—	$—	$8.3
Affiliate	22.3	22.3	—
Inventories	0.6	0.6	0.3
Other current assets	0.2	0.2	—

Total current assets	23.1	23.1	8.6
Property, plant and equipment, net	1,342.4	1,342.4	1,260.1

Total assets	$1,365.5	$1,365.5	$1,268.7

Liabilities
Accounts payable—trade	$24.1	$24.1	$32.4
Accounts payable—affiliate	4.4	4.4	—
Accrued liabilities	80.8	80.8	131.1
Current maturities of long-term debt—affiliate	5.2	5.2	—
Due to affiliate	75.0	—	—
Other current liabilities	1.3	1.3	1.0

Total current liabilities	190.8	115.8	164.5
Long-term debt—affiliate	955.0	955.0	833.1
Other noncurrent liabilities	1.2	1.2	0.8

Total liabilities	1,147.0	1,072.0	998.4

Net parent investment	218.5	293.5	270.3

Total liabilities and net parent investment	$1,365.5	$1,365.5	$1,268.7

See accompanying notes to unaudited condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2014		2013
(in millions)
Revenues
Third-party sales		$—		$65.0
Third-party services		—		1.7
Affiliate sales		—		56.4
Affiliate services		105.3		5.4

Total revenues		105.3		128.5
Costs and expenses
Third-party product purchases		—		27.0
Affiliate product purchases		—		61.5
Operating and maintenance expenses		85.9		98.9
Depreciation expense		17.6		7.2
General and administrative expenses		2.3		6.5

Total costs and expenses		105.8		201.1

Loss from operations		(0.5)		(72.6)
Interest expense		1.1		—
Income tax expense (benefit)		—		—

Net loss		$(1.6)		$(72.6)

Supplemental pro forma (unaudited) basic and diluted earnings (loss) per common unit (Note 12):
Common	$		$
Subordinated

See accompanying notes to unaudited condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

(UNAUDITED)

	Six Months Ended June 30,
	2014	2013
(in millions)
Balance, beginning of period	$270.3	$235.8
Net loss	(1.6)	(72.6)
Contributions from parent, net	24.8	90.9

Balance, end of period	$293.5	$254.1

See accompanying notes to unaudited condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2014	2013
(in millions)
Cash flows from operating activities
Net loss	$(1.6)	$(72.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	17.6	7.2
Changes in assets and liabilities:
Accounts receivable—trade	—	(12.2)
Accounts receivable—affiliate	(22.3)	—
Inventories	(0.3)	(0.1)
Other current assets	(0.2)	—
Accounts payable—trade	9.6	9.3
Accounts payable—affiliates	4.4	—
Accrued liabilities	(9.8)	(0.7)
Other current and noncurrent liabilities	0.7	(0.5)

Net cash provided by (used in) operating activities	(1.9)	(69.6)

Cash flows from investing activities
Additions to property, plant and equipment	(150.2)	(228.0)

Net cash provided by (used in) investing activities	(150.2)	(228.0)

Cash flows from financing activities
Borrowings from parent	127.1	206.7
Contributions from parent, net	25.0	90.9

Net cash provided by (used in) financing activities	152.1	297.6

Increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

Supplemental disclosures
Capital expenditures included in accounts payable—trade and accrued liabilities at period end	$79.6	$110.9
Contribution of accounts receivable balances to parent	8.3	—
Contribution of accounts payable balances to parent	6.6	—
Contribution of accrued liabilities balances to parent	1.5	—

See accompanying notes to unaudited condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

Note 1. Description of Business

Hess Midstream Partners LP Predecessor (the “Predecessor”) includes all of the assets, liabilities and results of operations of the (i) Hess TGP Operations LP (“HTGP Opco”), which owns the Tioga Gas Plant (“TGP”), a natural gas processing plant, including a residue gas pipeline in North Dakota, (ii) Hess Mentor Storage Holdings LLC (“Mentor Storage Terminal”), which owns a propane storage cavern and related rail and truck transloading and storage terminal in Minnesota, and (iii) Hess North Dakota Export Logistics Operations LP (“Logistics Opco”), which owns a crude oil and NGL rail loading facility, crude oil rail cars and a crude oil truck and pipeline receipt terminal (collectively, “Logistics”) in North Dakota (collectively, the “Contributed Businesses”).

The Contributed Businesses were operated and held by Hess Corporation (“Hess” or the “Parent”) during the periods presented in the accompanying financial statements. It is anticipated that the Contributed Businesses will be transferred by Hess to a newly formed entity, Hess Midstream Partners LP (the “Partnership”), in connection with the Partnership’s proposed initial public offering (“IPO”).

The terms “we,” “our” and “us” as used in the footnotes refer collectively to our Predecessor unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within the Partnership.

Our assets and operations are organized into the following two segments: (1) processing and storage and (2) logistics (Please see Note 10. Segments).

Note 2. Basis of Presentation

The accompanying condensed combined financial statements and related Notes present the condensed combined financial position, results of operations, cash flows and net parent investment of the Predecessor. The condensed combined financial statements are unaudited. In the opinion of management, these statements reflect all adjustments necessary for a fair statement of results for the periods reported. All such adjustments are of a normal, recurring nature unless otherwise disclosed. The condensed combined financial statements include financial data at Hess’s historical cost. The Predecessor includes 100% of the operations of TGP, Mentor Storage Terminal and Logistics reflecting the historical ownership of these businesses by Hess. All intercompany transactions and accounts within the Predecessor have been eliminated.

No goodwill is included in our accompanying condensed combined financial statements as none of the goodwill held by Hess was associated with the historical basis of the Contributed Businesses. The accompanying condensed combined statements of operations also include expense allocations for certain functions historically performed by Hess and not historically allocated to the Contributed Businesses, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based primarily on direct usage when identifiable or capital expenditures and operating and maintenance expense during the respective periods. We believe the assumptions underlying the accompanying condensed combined financial statements, including the assumptions regarding allocation of expenses from Hess, are reasonable. Nevertheless, the accompanying condensed combined financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our condensed combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

Hess used a centralized approach to the cash management and financing of the Predecessor’s operations prior to the period beginning January 1, 2014. We had no bank accounts and, as such, the cash generated by our operations was directly received by Hess, and Hess funded our operating and investing activities as needed. As of and for the six months ended June 30, 2014, we had separate bank accounts and our own cash management reporting. Our cash balances are transferred to Hess on a regular basis, therefore we do not have a cash balance as of June 30, 2014. We have reflected cash management and financing activities performed by Hess as a component of Net parent investment on our accompanying condensed combined balance sheets, and as Contributions from parent, net on our accompanying condensed combined statements of cash flows. We have not included any interest expense related to this funding activity with Hess, since historically Hess has not allocated interest related to such activity with any of its businesses. However, certain intercompany accounts were converted to a formal intercompany borrowing as discussed in Note 6. Long-term Debt—Affiliate.

There are differences in the sources of our Predecessor’s revenues between the six months ended June 30, 2014 and 2013. During the six months ended June 30, 2013, our Predecessor earned revenues at TGP from percentage-of-proceeds, or POP, contracts under which our Predecessor purchased unprocessed natural gas from Hess and third-party producers, processed the natural gas and sold the residue gas and NGLs to Hess and third-party customers. Our Predecessor retained a percentage of the proceeds from such sales, plus certain additional fees, and remitted the remainder of the sales proceeds to the natural gas producer. All of the revenues in our Predecessor’s condensed combined financial statements for the six months ended June 30, 2013 relate solely to TGP’s operations. During the six months ended June 30, 2014, our Predecessor earned revenues under long-term fee-based commercial agreements with Hess. These commercial agreements for TGP replaced our historical POP contracts and, as a result, we no longer generate revenues under POP contracts. The Mentor Storage Terminal and Logistics did not earn any revenues during the six months ended June 30, 2013, since these assets were part of the integrated operations of Hess and documented intercompany arrangements did not exist that would have provided a fixed and determinable price and evidence of an arrangement. As a result, our Predecessor recognized costs but did not record associated revenues for these operations during the six months ended June 30, 2013. During the six months ended June 30, 2014, the revenues for all of our businesses are earned from long-term commercial agreements under which Hess pays us service fees for processing natural gas and fractionating NGLs; terminaling and loading crude oil and NGLs; providing rail car services; and storing and terminaling propane. During the six months ended June 30, 2014, we recognized, as part of Affiliate services revenues, $51.4 million of reimbursements from Hess related to for third-party rail transportation costs. These costs were included in Operating expenses in the condensed combined statement of operations.

Note 3. Related Party Transactions

We are part of the consolidated operations of Hess and a significant portion of our revenues are derived from transactions with Hess and its affiliates as shown on the accompanying condensed combined statements of operations for the six months ended June 30, 2013, whereas all of our revenues are derived from transactions with Hess and its affiliates for the six months ended June 30, 2014. Hess also provides substantial labor and overhead support for us and the accompanying condensed combined financial statements include expense allocations for support functions provided by Hess. These support functions include treasury, tax, accounting, human resources and legal services. Allocations are made primarily on direct usage when identifiable or other relevant measures,

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

such as capital expenditures and operating and maintenance expenses during the respective periods. Management believes that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may differ from the cost that would have been incurred had we operated as a stand-alone company for the periods presented.

For the six months ended June 30, 2014 and 2013, we have been allocated $13.2 million and $5.7 million, respectively, of operating and maintenance expense and $2.3 million and $6.5 million, respectively, of general and administrative expenses. Included within these allocations are expenses related to stock-based compensation for Hess employees providing services to the Predecessor. For the six months ended June 30, 2014 and 2013 we have been allocated $0.9 million and $1.8 million of stock-based compensation expenses, respectively, which is included in General and administrative expense in the accompanying condensed combined statements of operations.

We expect to execute, effective January 1, 2014, multiple 10-year, fee-based commercial agreements with Hess that include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and minimize our direct commodity price exposure. Under these commercial agreements, we provide processing, fractionating, storage, terminaling, loading and rail car services to Hess, and Hess is obligated to provide us with minimum volumes of crude oil, natural gas and NGLs based on dedicated production nominations.

The commercial agreements with Hess will include:

•	A 10-year gas processing plant agreement, under which Hess provides us with a minimum quarterly volume of natural gas and, at Hess’s nomination and direction, we will provide processing, treatment and fractionation services with respect to such natural gas and provide for the transportation of certain volumes of residue gas resulting from such services at TGP. Hess will pay us separate fees for providing each of these services.

•	A 10-year terminal and export services agreement, under which Hess will be obligated to deliver certain minimum quarterly volumes of crude oil to our Ramberg Truck Facility and Tioga Rail Terminal, and we will charge Hess for providing terminaling, storage, loading and railcar services at those facilities. Under this agreement, Hess will also deliver certain minimum quarterly volumes of NGLs produced from TGP to our Tioga Rail Terminal, and we will charge Hess a separate fee for providing NGL loading services for these volumes. In connection with this agreement, our service fees from Hess include reimbursement of our third-party rail transportation costs. These costs are recorded within operating expenses.

•	A 10-year propane storage services agreement, under which Hess will pay us a per-barrel fee for providing receipt, transloading, storage and delivery services for Hess’s propane at the Mentor Storage Terminal. We will be obligated to make available to Hess on a firm basis 90% of the maximum available storage capacity at the Mentor Storage Terminal, and Hess will pay us the storage fee regardless of whether Hess fully utilizes the available storage capacity. In addition, Hess will pay us separate fees for providing services at the Mentor Storage Terminal, including propane transloading and injection services.

Under each of our commercial agreements other than our propane storage services agreement, Hess will be obligated to deliver to us (1) all volumes of crude oil and natural gas produced by Hess from certain specified dedication areas in the Bakken, which we refer to as the “dedication area” with

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

respect to each such commercial agreement, and (2) certain volumes of crude oil and natural gas that Hess owns or controls from Hess’s working interest and royalty owners and other third parties. We refer to these volumes collectively as the “dedicated production” with respect to each such commercial agreement. Hess’s delivery commitments under each of these commercial agreements are subject to our available system capacity.

We and Hess will agree upon an initial 20-year development plan that will identify forward-looking production estimates and capacity reservations for dedicated production, as well as operating and capital cost estimates for our facilities. Updated development plans will be prepared on an annual basis, and each development plan will set forth estimates for the subsequent 20-year period.

We expect that each of our commercial agreements with Hess will be dated effective January 1, 2014 and will include a 10-year initial term, and we will have the sole option to renew each agreement for an additional 10-year term.

Under each of our commercial agreements other than our propane storage services agreement, Hess will be obligated to provide minimum volumes of crude oil, natural gas and NGLs, as applicable, to our assets on a quarterly basis. Beginning in 2015, Hess’s minimum volume commitments under these commercial agreements will be equal to 80% of Hess’s nominations in each development plan and apply on a three-year rolling basis. Without our consent, the minimum volume commitments resulting from the nominated volumes for any quarter or year contained in any prior development plan shall not be reduced by any updated development plan unless dedicated production is released by us. The applicable minimum volume commitments may, however, be increased as a result of the nominations contained in any such updated development plan.

If Hess fails to deliver its applicable minimum volume commitment under any commercial agreement during any quarter, then Hess will pay us a deficiency payment equal to the volume of the deficiency multiplied by the relevant fee under such commercial agreement. The amount of any deficiency payment paid by Hess may be applied as a credit for any volumes delivered to us under such commercial agreement in excess of Hess’s nominated volumes during any of the following four quarters after such credit is earned, after which time any unused credits will expire.

If Hess’s production increases significantly and Hess delivers volumes in excess of its expected volumes under the applicable development plan, the fees set forth in the applicable agreement may at our sole option be increased to allow us to benefit from such increased production.

Each of our commercial agreements other than our propane storage services agreement will contain two fee redetermination mechanisms: the operating margin stability clause and the shared success clause. Under the operating margin stability clause, either we or Hess may elect to reset the applicable fees on an annual basis. As part of this fee redetermination process, fees may be adjusted to account for updated estimates of cumulative throughput volumes and capital and operating expenditures in order to maintain a stable operating margin over the term of the applicable commercial agreement. If either we or Hess elect to reset a fee, we will apply the original methodology, subject to certain adjustments.

As part of the annual development plan process, if the updated estimate of Hess’s cumulative throughput volumes exceeds certain specified thresholds, under the shared success clause we may elect to increase the operating margin on which the fees charged to Hess under the relevant

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

commercial agreement are based. The amount of any such increase will be determined according to an agreed methodology set forth in the agreements. Any increase attributable to a shared success clause may not be subsequently reversed as a result of adjustments under the operating margin stability clause.

Under each of our commercial agreements with Hess, the fees we charge to Hess will be increased each calendar year by a percentage equal to the change in the consumer price index.

All of our commercial agreements with Hess will include provisions that permit us or Hess to suspend, reduce or terminate our respective obligations under the applicable commercial agreement if certain events occur, such as a party’s failure to perform or comply with any material warranty, covenant or obligation under the applicable commercial agreement following the expiration of a specified cure period.

As of June 30, 2014, the minimum volume commitment related to TGP was curtailed due to recent completion of the expansion and refurbishment project to allow sufficient time for debottlenecking and other related infrastructure and tie-ins.

On January 1, 2014, we assigned our POP contracts and contributed the related accounts receivable, accounts payable and accrued liability balances to Hess.

Note 4. Property, Plant and Equipment

Property, plant and equipment, at cost, is as follows:

	Estimated useful lives	June 30, 2014	December 31, 2013
Gas plant assets
Pipelines, pipes and valves	22 to 25 years	$409.7	$22.9
Equipment	12 to 30 years	429.6	—
Buildings	35 years	183.3	—
Processing and fractionation facilities	25 years	152.3	153.3
Other	25 years	24.0	—
Logistics facilities and railcars	22 to 25 years	254.3	197.1
Storage facilities	20 to 25 years	3.8	3.8
Other	20 to 25 years	12.3	2.6
Construction-in-progress(a)	N/A	52.0	1,042.0

Total property, plant and equipment, at cost		1,521.3	1,421.7
Accumulated depreciation		(178.9)	(161.6)

Property, plant and equipment, net		$1,342.4	$1,260.1

(a)	Our construction-in-progress substantially represents the capital expenditures related to the expansion, refurbishment and optimization of TGP, which was placed into service in late March 2014.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

Note 5. Accrued Liabilities

Accrued liabilities are as follows:

	June 30, 2014	December 31, 2013
Accrued capital expenditures	$77.5	$116.6
Other accruals	3.3	14.5

Total	$80.8	$131.1

Note 6. Long-Term Debt—Affiliate

On April 29, 2013, we entered into an unsecured loan facility with Hess with a borrowing capacity of $800.0 million to refinance an affiliate payable balance with Hess of $566.9 million. On December 19, 2013, this loan facility was amended to increase our borrowing capacity to $1.0 billion. We used the proceeds from borrowings under the loan facility to both refinance existing affiliate payables and to fund additional capital expenditures, in each case exclusively related to our recent TGP expansion, refurbishment and optimization project. The loan facility has a maturity date of October 15, 2015 and accrues interest at the applicable federal rate (“AFR”) published by the Internal Revenue Service. The loan facility does not contain financial covenants or material adverse change clauses. As of June 30, 2014, we are in compliance with all covenant requirements. As of June 30, 2014 and December 31, 2013, we had $955.0 million and $833.1 million, respectively, outstanding under this facility as reflected in Long-term debt affiliates related to the unsecured loan.

Accrued and unpaid interest is compounded semiannually and added to the carrying value of the loan facility. The interest rate as of June 30, 2014 is 0.32%. We have incurred approximately $1.3 million and $0.2 million of accrued and unpaid interest for the six months ended June 30, 2014 and 2013, respectively. As of June 30, 2014 and 2013, $0.2 million, was capitalized for the TGP expansion project in Property, plant and equipment, net in the accompanying condensed combined balance sheet related.

On December 19, 2013 and April 25, 2014, we entered into two separate $500.0 million unsecured loan facilities with Hess. These two loan facilities are available to fund general corporate expenditures at Logistics and TGP, respectively. Borrowings under the facilities are payable on demand and bear interest at the prevailing AFR. The loan facilities contain customary covenants including the payment of taxes, corporate existence, and maintenance of properties including insurance, but do not contain financial covenants or material adverse change clauses. As of June 30, 2014, we are in compliance with all covenant requirements. During the six months ended June 30, 2014, Logistics borrowed approximately $5.2 million under its demand loan facility that was recorded in Current maturities of long-term debt—affiliate, while TGP did not borrow on its loan facility.

The estimated fair value of total debt was $940.8 million and $800.5 million as of June 30, 2014 and December 31, 2013, respectively. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity.

Note 7. Income Taxes

Income taxes have been prepared on a separate return basis as if the Predecessor was a stand-alone entity. The Predecessor, however, is included in Hess’s U.S. consolidated federal income tax

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

return and also files some U.S. state income tax returns on a combined basis with Hess. All of income before income taxes for the periods presented was earned in the United States. We did not have any provision (benefit) for income taxes from operations for the six months ended June 30, 2014 or 2013.

The components of deferred tax liabilities and deferred tax assets are as follows:

	June 30, 2014	December 31, 2013
Deferred tax liabilities
Property, plant and equipment	$(100.2)	$(33.7)

Total deferred tax liabilities	(100.2)	(33.7)

Deferred tax assets
Net operating loss carryforwards	196.5	129.3

Total deferred tax assets	196.5	129.3
Valuation allowances	(96.3)	(95.6)

Total deferred tax assets, net of valuation allowances	100.2	33.7

Net deferred tax assets	$—	$—

At June 30, 2014, the Predecessor has recognized a gross deferred tax asset related to net operating loss carryforwards of $488.0 million before application of the valuation allowances. A valuation allowance has been established for the benefits that more-likely-than-not will not be realized. The Net operating loss carryforwards (“NOLs”) presented in the table above have been utilized in Hess’s federal and state income tax returns and are not available for carryforward on actual income tax filings. These NOLs are presented above to represent the results of the Predecessor as if it were a stand-alone entity.

The difference between the Predecessor’s effective income tax rate from continuing operations and the U.S. statutory rate is reconciled below:

	Six Months Ended June 30,
	2014	2013
U.S. statutory rate	35%	35%
State income taxes, net of Federal income tax	5%	5%
Valuation allowance	(40)%	(40)%

Effective rate	0%	0%

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

Note 8. Concentration of Credit Risk

For the six months ended June 30, 2014 and 2013, the following customers individually represented more than 10% of our total revenues:

	Six Months Ended June 30,
	2014		2013
	Revenues	Percentage of Combined Revenues	Revenues	Percentage of Combined Revenues
Affiliate
Hess	$105.3	100%	$61.8	48%
Third-party
Aux Sable Midstream LLC	$—	—	$28.5	22%
Tenaska Marketing Ventures	—	—	29.1	23%

We perform processing services for a limited number of producers. During the six months ended June 30, 2013, Hess supplied approximately 69% of our product purchases.

Note 9. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Predecessor is from time to time party to various judicial and administrative proceedings. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of a known contingency, we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. As of June 30, 2014 and December 31, 2013, we did not have accrued liabilities for any legal contingencies. Based on currently available information, we believe it is remote that the outcome of known matters would have a material adverse impact on our financial condition, results of operations or cash flows.

Note 10. Segments

Our operations are located in the United States and are organized into two reportable segments: (1) processing and storage and (2) logistics. Our reportable segments comprise the structure used by our Chief Operating Decision Maker (“CODM”) to make key operating decisions and assess performance. These segments are strategic business units with differing products and services. Our CODM evaluates the segments’ operating performance based on multiple measures including Adjusted EBITDA.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

The following tables reflect certain financial data for each reportable segment and a reconciliation to Adjusted EBITDA for the six months ended June 30, 2014 and 2013. Adjusted EBITDA is a measure we use to make key operating decisions and access performance. Adjusted EBITDA is defined by us as net income (loss) plus (minus) depreciation expense, interest expense and income tax expense (benefit), as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, such as other income and other non-cash, non-recurring items, if applicable. Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by (used in) operating activities, and these measures may vary among other companies. As a result, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Six Months Ended June 30,
	2014			2013
	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor
Revenues
Third-party sales	$—	$—	$—	$65.0	$—	$65.0
Third-party services	—	—	—	1.7	—	1.7
Affiliate sales	—	—	—	56.4	—	56.4
Affiliate services	29.7	75.6	105.3	5.4	—	5.4

Total revenues	29.7	75.6	105.3	128.5	—	128.5
Cost and expenses
Third-party product purchases	—	—	—	27.0	—	27.0
Affiliate product purchases	—	—	—	61.5	—	61.5
Operating and maintenance expenses	25.0	60.9	85.9	25.2	73.7	98.9
Depreciation expense	12.8	4.8	17.6	3.3	3.9	7.2
General and administrative expenses	2.1	0.2	2.3	6.2	0.3	6.5

Total costs and expenses	39.9	65.9	105.8	123.2	77.9	201.1

Income (loss) from operations	(10.2)	9.7	(0.5)	5.3	(77.9)	(72.6)
Interest expense	1.1	—	1.1	—	—	—
Income tax expense (benefit)	—	—	—	—	—	—

Net income (loss)	(11.3)	9.7	(1.6)	5.3	(77.9)	(72.6)
Depreciation expense	12.8	4.8	17.6	3.3	3.9	7.2
Interest expense	1.1	—	1.1	—	—	—
Income tax expense (benefit)	—	—	—	—	—	—

Adjusted EBITDA	$2.6	$14.5	$17.1	$8.6	$(74.0)	$(65.4)

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(in millions, except unit and per unit information)

Total assets for the Predecessor’s reportable segments as of June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014	December 31, 2013
Total assets
Processing and storage	$1,065.5	$1,001.7
Logistics	300.0	267.0

Total assets	$1,365.5	$1,268.7

Total capital expenditures for the Predecessor’s reportable segments for the six months ended June 30, 2014 and 2013 were as follows:

	Six Months Ended June 30,
	2014	2013
Capital expenditures
Processing and storage	$123.7	$212.8
Logistics	26.5	15.2

Total capital expenditures	$150.2	$228.0

Note 11. Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net loss per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $75.0 million to a subsidiary of Hess to be paid upon completion of the initial public offering. The Predecessor had a net loss for the six months ended June 30, 2014. Accordingly, the Partnership is deemed to have used $75.0 million of net proceeds of the initial public offering of common units to pay the distribution, which is evidenced by a Due to affiliate reflected in the supplemental condensed combined pro forma balance sheet.

Supplemental pro forma net loss per limited partner assumes additional common units were issued to give effect to the distribution described above. The number of units deemed to have been sold in this offering in order to pay the distribution described above is                     . This number was calculated assuming an initial public offering price of $         per unit (the mid-point of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and estimated offering expenses, and would result in a net loss of $         per unit. Because              exceeds the              common units to be sold to the public in this offering, pro forma units were limited to the number of units to be issued to the public in this offering, resulting in a net loss of $         per unit.

Note 12. Subsequent Events

We have evaluated subsequent events through September 23, 2014, the date the financial statements were available to be issued, and any material subsequent events that occurred through this date have been properly recognized or disclosed in our condensed combined financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Hess Corporation

We have audited the accompanying combined balance sheets of Hess Midstream Partners LP Predecessor (the “Predecessor”) as of December 31, 2013 and 2012, and the related combined statements of operations, cash flows and changes in net parent investment for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Hess Midstream Partners LP Predecessor at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

September 23, 2014

HESS MIDSTREAM PARTNERS LP PREDECESSOR

COMBINED BALANCE SHEETS

	December 31,
	2013	2012
(in millions)
Assets
Accounts receivable—trade	$8.3	$0.1
Inventories	0.3	0.5

Total current assets	8.6	0.6
Property, plant and equipment, net	1,260.1	789.2

Total assets	$1,268.7	$789.8

Liabilities
Accounts payable—trade	$32.4	$32.5
Accrued liabilities	131.1	96.8
Other current liabilities	1.0	1.1

Total current liabilities	164.5	130.4
Long-term debt—affiliate	833.1	422.8
Other noncurrent liabilities	0.8	0.8

Total liabilities	998.4	554.0

Net parent investment	270.3	235.8

Total liabilities and net parent investment	$1,268.7	$789.8

See accompanying notes to combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012
(in millions)
Revenues
Third-party	$142.3	$4.7
Affiliate	127.4	165.0

Total revenues	269.7	169.7
Costs and expenses
Third-party product purchases	65.8	20.9
Affiliate product purchases	124.5	66.5
Operating and maintenance expenses	217.7	130.3
Depreciation expense	12.5	14.3
General and administrative expenses	13.0	11.6

Total costs and expenses	433.5	243.6

Loss from operations	(163.8)	(73.9)
Income tax expense (benefit)	—	—

Net loss	$(163.8)	$(73.9)

See accompanying notes to combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

(in millions)
Balance, January 1, 2012	$217.5
Net loss	(73.9)
Contributions from parent, net	92.2

Balance, December 31, 2012	235.8
Net loss	(163.8)
Contributions from parent, net	198.3

Balance, December 31, 2013	$270.3

See accompanying notes to combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012
(in millions)
Cash flows from operating activities
Net loss	$(163.8)	$(73.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12.5	14.3
Changes in assets and liabilities:
Accounts receivable—trade	(8.2)	—
Inventories	0.2	0.7
Other current assets	—	0.3
Accounts payable—trade	12.6	3.8
Accrued liabilities	11.4	1.2
Other current and noncurrent liabilities	(0.1)	0.3

Net cash provided by (used) in operating activities	(135.4)	(53.3)

Cash flows from investing activities
Additions to property, plant and equipment	(473.2)	(347.5)

Net cash provided by (used in) investing activities	(473.2)	(347.5)

Cash flows from financing activities
Borrowings from parent	410.3	308.6
Contributions from parent, net	198.3	92.2

Net cash provided by (used in) financing activities	608.6	400.8

Increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	$—	$—

Supplemental disclosures
Capital expenditures included in accounts payable—trade and accrued liabilities at year end	$129.9	$119.6

See accompanying notes to combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Note 1. Description of Business

Hess Midstream Partners LP Predecessor (the “Predecessor”) includes all of the assets, liabilities and results of operations of (i) Hess TGP Operations LP (“HTGP Opco”), which owns the Tioga Gas Plant (“TGP”), a natural gas processing plant, including a residue gas pipeline in North Dakota, (ii) Hess Mentor Storage Holdings LLC (“Mentor Storage Terminal”), which owns a propane storage cavern and related rail and truck transloading and storage terminal in Minnesota, and (iii) Hess North Dakota Export Logistics Operations LP (“Logistics Opco”), which owns a crude oil and NGL rail loading facility, crude oil rail cars and a crude oil truck and pipeline receipt terminal (collectively, “Logistics”) in North Dakota (collectively, the “Contributed Businesses”).

Contributed Businesses were operated and held by affiliates of Hess Corporation (collectively “Hess” or the “Parent”) during the periods presented in the accompanying financial statements. It is anticipated that the Contributed Businesses will be transferred by Hess to a newly formed entity, Hess Midstream Partners LP (the “Partnership”), in connection with the Partnership’s proposed initial public offering (“IPO”).

The terms “we,” “our” and “us” as used in the footnotes refer collectively to our Predecessor unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within the Partnership.

Our assets and operations are organized into the following two segments: (1) processing and storage and (2) logistics (Please see Note 12. Segments).

Note 2. Basis of Presentation

The accompanying combined financial statements and related notes present the combined financial position, results of operations, cash flows and Net parent investment of the Predecessor. The combined financial statements include financial data at Hess’s historical cost. The Predecessor includes 100% of the operations of HTGP Opco, Mentor Storage Terminal and Logistics Opco reflecting the historical ownership of these businesses by Hess. All intercompany transactions and accounts within the Predecessor have been eliminated.

No goodwill is included in our accompanying combined financial statements as none of the goodwill held by Hess was associated with the historical basis of the Contributed Businesses. The accompanying combined statements of operations also include expense allocations for certain functions historically performed by Hess and not historically allocated to the Contributed Businesses, including allocations of general corporate services, such as treasury, accounting, human resources and legal services. These allocations were based primarily on direct usage when identifiable or capital expenditures and operating and maintenance expense during the respective years. We believe the assumptions underlying the accompanying combined financial statements, including the assumptions regarding allocation of expenses from Hess, are reasonable. Nevertheless, the accompanying combined financial statements may not include all of the expenses that would have been incurred and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the years presented.

Hess uses a centralized approach to the cash management and financing of the Predecessor’s operations prior to the periods beginning January 1, 2014. We had no bank accounts during the historical periods presented and, as such, the cash generated by our operations was directly received by Hess, and Hess funded our operating and investing activities as needed. Accordingly, the cash and

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

cash equivalents held by Hess were not allocated to us for any year presented. We have reflected cash management and financing activities performed by Hess as a component of Net parent investment on our accompanying combined balance sheets, and as Contributions from parent, net on our accompanying combined statements of cash flows. We have not included any interest expense related to this funding activity with Hess, since historically Hess has not allocated interest related to such activity with any of its businesses. However, certain intercompany accounts were converted to a formal intercompany borrowing as discussed in Note 7. Long-term Debt—Affiliate.

Note 3. Summary of Significant Accounting Policies

Use of Estimates

We prepare our combined financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.

Accounts Receivable

We record trade accounts receivable upon sale of product to third parties. We record affiliate accounts receivable upon sale of product to affiliated companies. Affiliate accounts receivable are due from Hess and are included in Net parent investment on the combined balance sheet (see Note 2. Basis of Presentation, for a discussion of Hess’s centralized cash management system). Our allowance for doubtful accounts is based on various factors including current sales amounts, historical write offs and specific accounts identified as high risk. Uncollectible accounts receivable are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. There were no doubtful accounts written off, nor have we provided an allowance for doubtful accounts, during the years ended December 31, 2013 and 2012.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost less accumulated depreciation, or fair value, if impaired. We capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect construction costs include general engineering, taxes and the cost of funds used during construction. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property, plant and equipment, are also capitalized. The costs of repairs, minor replacements and maintenance projects, which do not increase the original efficiency, productivity or capacity of property, plant and equipment, are expensed as incurred.

Capitalization of Interest

Interest charges from borrowings are capitalized on material projects using the weighted average cost of outstanding borrowings until the project is substantially complete and ready for its intended use. Capitalized interest is depreciated over the useful lives of the assets in the same manner as the depreciation of the underlying assets.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in business circumstances indicate the net book values of the assets may not be recoverable. Impairment is indicated when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ net book value. Undiscounted cash flows are based on identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. If impairment occurs, a loss is recognized for the difference between the fair value and net book value. Such fair value is generally determined by discounting anticipated future net cash flows, an income valuation approach, or by a market-based valuation approach, which are Level 3 fair value measurements. Factors that indicate potential impairment include a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset’s physical condition or use. No impairments of long-lived assets were recorded during the years ended December 31, 2013 and 2012.

Asset Retirement Obligations

We have recorded legal obligations to remove and dismantle long-lived assets. We recognize a liability for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred. In addition, the fair value of any legally required conditional asset retirement obligations is recorded if the liability can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. We have not incurred significant asset retirement obligations.

Net Parent Investment

In the accompanying combined balance sheets, Net parent investment represents Hess’s historical investment in us, our accumulated net results, and the net effect of transactions with, and allocations from, Hess.

Revenue Recognition

We earn substantially all of our revenues from natural gas processing services. We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, price is fixed or determinable and collectability is reasonably assured.

In providing such services, we purchased unprocessed natural gas and provided processing services pursuant to percentage-of-proceeds (“POP”) contracts whereby we retained a portion of the sales proceeds received from affiliate and third-party customers. Pursuant to these POP contracts, we also charged certain fees to our customers. The remaining proceeds are remitted back to suppliers based on the POP contractual arrangement. We recorded revenues and the related purchases on a gross basis during the years ended December 31, 2013 and 2012, since we obtained title to the product and risk of loss, which was then transferred to affiliate and third-party customers upon sale.

TGP earned $269.7 million and $167.4 million of revenues included in our combined statements of operations for the years ended December 31, 2013 and 2012, respectively. The Mentor Storage Terminal and Logistics did not recognize any revenues from Hess during the years ended December 31, 2013 and 2012, since these assets were part of the integrated operations of Hess and documented intercompany

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

arrangements did not exist that would have provided a fixed or determinable price or evidence of an arrangement. As a result, we recognized the costs but did not record the related revenues. Logistics recorded $2.3 million of third-party revenues during the year ended December 31, 2012.

Depreciation Expense

We calculate depreciation using the straight-line method based on the estimated useful lives after considering salvage values of our assets. When assets are placed into service, we estimate their useful lives. Depreciation lives primarily range from 20 to 25 years. However, factors such as maintenance levels, economic conditions impacting the demand for these assets, and regulatory or environmental requirements could cause us to change our estimates, thus impacting the future calculation of depreciation.

Income taxes

We are not a separate taxable entity for U.S. Federal and certain states purposes, and our results are included in the consolidated income tax returns of Hess in most jurisdictions. The provision for income taxes and income tax assets and liabilities were determined as if we were a stand-alone taxpayer for all periods presented. Deferred income taxes are determined using the liability method and reflect temporary differences between the financial statement carrying amount and income tax basis of assets and liabilities recorded using the statutory income tax rate. Regular assessments are made of the likelihood of those deferred tax assets being realized. If it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount expected to be realized.

Comprehensive Income

We have not reported comprehensive income since there were no items of other comprehensive income (loss) during the years ended December 31, 2013 and 2012.

Net Income per Unit

During the years presented, we were wholly owned by Hess. Accordingly, we have not presented net income (loss) per unit.

Environmental Contingencies

We accrue and expense environmental costs on an undiscounted basis to remediate existing conditions related to past operations when the future costs are probable and reasonably estimable. We capitalize environmental expenditures that increase the life or efficiency of property or reduce or prevent future adverse impacts to the environment. We have not incurred significant environmental costs.

Fair Value Measurements

We measure assets and liabilities requiring fair value presentation using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

Level 1: Quoted prices in an active market for identical assets or liabilities.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Level 2: Inputs other than quoted prices that are directly or indirectly observable.

Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available. We had no fair value remeasurements at December 31, 2013 or 2012.

There were no significant nonrecurring fair value measurements during the years ended December 31, 2013 and 2012.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update, or ASU No. 2014-09, Revenue from Contracts with Customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective in 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our combined financial statements and related disclosures as well as the transition methods.

Note 4. Related Party Transactions

We are part of the consolidated operations of Hess and a substantial portion of our revenues are derived from transactions with Hess and its affiliates as shown on the accompanying combined statements of operations for the years ended December 31, 2013 and 2012. Hess also provides substantial labor and overhead support for us and the accompanying combined financial statements include expense allocations for support functions provided by Hess. These support functions include treasury, tax, accounting, human resources and legal services. These allocations are based primarily on direct usage when identifiable or capital expenditures and operating and maintenance expense during the respective periods. Management believes that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may differ from the cost that would have been incurred had we operated as a stand-alone company for the periods presented. For the years ended December 31, 2013 and 2012, we have been allocated $19.8 million and $16.9 million, respectively, of operating and maintenance expenses and $13.0 million and $11.6 million, respectively, of general and administrative expenses. Please see Note 7. Long-Term Debt—Affiliate, which discloses our financing arrangement with Hess.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Note 5. Property, plant and equipment

Property, plant and equipment, at cost, is as follows:

		December 31,
	Estimated useful lives	2013	2012
Gas plant assets
Pipelines, pipes and valves	22 to 25 years	$22.9	$22.9
Processing and fractionation facilities	25 years	153.3	147.5
Logistics facilities and railcars	20 to 24 years	197.1	200.3
Storage facilities	25 years	3.8	3.8
Other	5 to 25 years	2.6	0.4
Construction-in-progress(a)	N/A	1,042.0	563.8

Total property, plant and equipment, at cost		1,421.7	938.7
Accumulated depreciation		(161.6)	(149.5)

Property, plant and equipment, net		$1,260.1	$789.2

(a)	Our construction-in-progress substantially represents the capital expenditures related to the expansion, refurbishment and optimization of TGP, which was placed into service in late March 2014.

Note 6. Accrued Liabilities

Accrued liabilities are as follows:

	December 31,
	2013	2012
Accrued capital expenditures	$116.6	$93.6
Other accruals	14.5	3.2

Total	$131.1	$96.8

Note 7. Long-Term Debt—Affiliate

On April 29, 2013, we entered into an unsecured loan facility with Hess with a borrowing capacity of $800.0 million to refinance an affiliate payable balance with Hess of $566.9 million. On December 19, 2013, this loan facility was amended to increase our borrowing capacity to $1.0 billion. We used the proceeds from borrowings under the loan facility to both refinance existing affiliate payables and to fund additional capital expenditures, in each case exclusively related to TGP’s recent expansion, refurbishment and optimization project. The loan facility has a maturity date of October 15, 2015 and accrues interest at the applicable federal rate (“AFR”) published by the Internal Revenue Service. The loan facility does not contain financial covenants or material adverse change clauses. As of December 31, 2013, we are in compliance with all covenant requirements. As of December 31, 2013 and 2012 we had $833.1 million and $422.8 million, respectively, outstanding under this facility as reflected in Long-term debt—affiliate related to the unsecured loan, respectively.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Accrued and unpaid interest is compounded semiannually and added to the carrying value of the loan facility. The interest rate as of December 31, 2013 is 0.25%. All of the approximately $0.9 million of interest incurred for the TGP expansion project was capitalized in Property, plant and equipment, net in the combined balance sheet for the year ended December 31, 2013. Interest expense was not recorded during the year ended December 31, 2012 since there was no executed agreement and no interest was charged to us by Hess for the outstanding affiliate payable balance.

On December 19, 2013, we entered into a $500.0 million unsecured loan facility with Hess. The loan facility is available to fund general corporate expenditures at Logistics. Borrowings under the facility are payable on demand and bear interest at the prevailing AFR. The loan facility contains customary covenants including the payment of taxes, corporate existence, and maintenance of properties including insurance, but do not contain financial covenants or material adverse change clauses. As of December 31, 2013, we are in compliance with all covenant requirements. There was no outstanding borrowings under this loan agreement as of December 31, 2013.

The estimated fair value of total debt was $800.5 million and $389.5 million as of December 31, 2013 and 2012, respectively. The fair value of debt was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity.

Note 8. Income Taxes

Income taxes have been prepared on a separate return basis as if the Predecessor was a stand-alone entity. The Predecessor, however, is included in Hess’s U.S. consolidated federal income tax return and also files some U.S. state income tax returns on a combined basis with Hess. All of income before income taxes for the periods presented was earned in the United States. We did not have any provision (benefit) for income taxes from operations for the year ended December 31, 2013 or 2012.

The components of deferred tax liabilities and deferred tax assets are as follows:

	December 31,
	2013	2012
Deferred tax liabilities
Property, plant and equipment	$(33.7)	$(19.1)

Total deferred tax liabilities	(33.7)	(19.1)

Deferred tax assets
Net operating loss carryforwards	129.3	49.1

Total deferred tax assets	129.3	49.1
Valuation allowances	(95.6)	(30.0)

Total deferred tax assets, net of valuation allowances	33.7	19.1

Net deferred tax assets	$—	$—

At December 31, 2013, we had estimated gross net operating losses of $322.0 million that, if unused, will expire in 2032 through 2033. Realization of these benefits is dependent upon various factors such as generating sufficient taxable income in applicable jurisdictions. A valuation allowance has been established for the benefits that more-likely-than-not will not be realized. The Net operating loss

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

carryforwards (“NOLs”) presented in the table above have been utilized in Hess’s federal and state income tax returns and are not available for carryforward on actual income tax filings. These NOLs are presented above to represent the results of the Predecessor as if it were a stand-alone entity.

The difference between the effective income tax rate from continuing operations and the U.S. statutory rate for the years ended December 31, 2013 and 2012 is reconciled below:

	Year Ended December 31,
	2013	2012
U.S. statutory rate	35%	35%
State income taxes, net of Federal income tax	5%	6%
Valuation allowance	(40)%	(41)%

Effective rate	0%	0%

Note 9. Concentration of Credit Risk

For the years ended December 31, 2013 and 2012, the following customers individually represented more than 10% of our total revenues:

	Year Ended December 31,
	2013		2012
	Revenues	Percentage of Combined Revenues	Revenues	Percentage of Combined Revenues
Affiliate
Hess	$127.4	47%	$165.0	97%
Third-party
Aux Sable Midstream LLC	$63.4	24%	$—	0%
Tenaska Marketing Ventures	54.5	20%	—	0%

We perform processing services for a limited number of producers. Hess supplied approximately 65% and 76% of our product purchases during the year ended December 31, 2013 and 2012, respectively, and Highland Partners supplied approximately 12% during the year ended December 2013.

Note 10. Stock-Based Compensation

Certain Hess employees supporting our operations were granted stock-based compensation awards from Hess programs. Expenses associated with these stock-based compensation awards were allocated based on capital expenditures and operating and maintenance expense during the respective periods.

Hess’s stock-based compensation programs grant stock options, restricted common stock, and performance share units (“PSUs”) to certain officers and other key employees. The fair value of each stock option issued is estimated on the grant date using the Black-Scholes option-pricing model and is

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

amortized over the vesting period using the straight-line method. Stock options generally vest over a three year period from the date of grant and have a ten year term. The fair value of restricted common stock on the grant date is equal to the market value of a share of Hess stock on that date. The fair value of PSUs is estimated at the date of grant using a Monte Carlo simulation model. The restricted stock awards and PSUs generally vest three years from the date of grant.

We have been allocated $3.6 million and $3.1 million of stock-based compensation expenses for the years ended December 31, 2013 and 2012, respectively, which is included in General and administrative expense in the accompanying combined statements of operations. These allocations are also included in the total allocations disclosed in Note 4. Related Party Transactions.

Note 11. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Predecessor is from time to time party to various judicial and administrative proceedings. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of a known contingency, we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. As of December 31, 2013 and 2012, we did not have accrued liabilities for any legal contingencies. Based on currently available information, we believe it is remote that the outcome of known matters would have a material adverse impact on our financial condition, results of operations or cash flows.

Note 12. Segments

Our operations are located in the United States and are organized into two reportable segments: Processing and storage and Logistics. Our reportable segments comprise the structure used by our Chief Operating Decision Maker (“CODM”) to make key operating decisions and assess performance. These segments are strategic business units with differing products and services. The accounting policies of the segments are identical to those described in Note 3. Summary of Significant Accounting Policies. Our CODM evaluates the segments’ operating performance based on multiple measures including Adjusted EBITDA.

Processing and Storage.    Our gas processing and propane storage business consists of the following assets:

•	TGP. Our natural gas processing plant in Tioga, North Dakota. The plant includes a residue gas pipeline that connects to the interstate Northern Border Pipeline at Cherry Creek, North Dakota.

•	Mentor Storage Terminal. Our Mentor Storage Terminal is a propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota.

Logistics.    Our crude oil and NGL logistics business consists of the following assets:

•	Tioga Rail Terminal. Our Tioga Rail Terminal is a crude oil and NGL rail loading terminal located in Tioga, North Dakota.

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

•	Crude Oil Rail Cars. We own nine crude oil unit trains, each consisting of 104 crude oil rail cars, and an additional 26 spare rail cars. The rail cars are used to transport crude oil for Hess from the Tioga Rail Terminal to markets in the East Coast, West Coast and Gulf Coast regions of the United States.

•	Ramberg Truck Facility. Our Ramberg Truck Facility is a crude oil truck and pipeline receipt terminal located in Williams County, North Dakota that delivers crude oil to the Tioga Rail Terminal and to multiple third-party pipelines and storage facilities.

The following tables reflect certain financial data for each reportable segment and a reconciliation to Adjusted EBITDA for the years ended December 31, 2013 and 2012. Adjusted EBITDA is a measure we use to make key operating decisions and assess performance. Adjusted EBITDA is defined by us as net income (loss) plus (minus) depreciation expense, interest expense and income tax expense (benefit), as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, such as other income and other non-cash, non-recurring items, if applicable. Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by (used in) operating activities, and these measures may vary among other companies. As a result, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Year Ended December 31,
	2013			2012
	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor	Processing and storage	Logistics	Combined Hess Midstream Partners LP Predecessor
Revenues
Third-party	$142.3	$—	$142.3	$2.4	$2.3	$4.7
Affiliate	127.4	—	127.4	165.0	—	165.0

Total revenues	269.7	—	$269.7	167.4	2.3	169.7
Costs and expenses
Third-party product purchases	65.8	—	65.8	20.9	—	20.9
Affiliate product purchases	124.5	—	124.5	66.5	—	66.5
Operating and maintenance expenses	75.8	141.9	217.7	40.0	90.3	130.3
Depreciation expense	4.7	7.8	12.5	6.5	7.8	14.3
General and administrative expenses	12.3	0.7	13.0	11.5	0.1	11.6

Total costs and expenses	283.1	150.4	433.5	145.4	98.2	243.6

Income (loss) from operations	(13.4)	(150.4)	(163.8)	22.0	(95.9)	(73.9)
Income tax expense (benefit)	—	—	—	—	—	—

Net income (loss)	(13.4)	(150.4)	(163.8)	22.0	(95.9)	(73.9)
Depreciation expense	4.7	7.8	12.5	6.5	7.8	14.3
Income tax expense (benefit)	—	—	—	—	—	—

Adjusted EBITDA	$(8.7)	$(142.6)	$(151.3)	$28.5	$(88.1)	$(59.6)

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Total assets for the Predecessor’s reportable segments as of December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012
Total assets
Processing and storage	$1,001.7	$570.6
Logistics	267.0	219.2

Total assets	$1,268.7	$789.8

Total capital expenditures for the Predecessor’s reportable segments as of December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012
Capital expenditures
Processing and storage	$423.4	$261.0
Logistics	49.8	86.5

Total capital expenditures	$473.2	$347.5

Note 13. Subsequent Events

We have evaluated subsequent events through September 23, 2014, the date the financial statements were available to be issued, and determined that there were no other subsequent events requiring recognition or disclosure in our consolidated financial statements.

We expect to execute, effective January 1, 2014, multiple 10-year, fee-based commercial agreements with Hess that include minimum volume commitments based on dedicated production, inflation escalators and fee redetermination mechanisms, all of which are intended to provide us with cash flow stability and minimize our direct commodity price exposure. Under these commercial agreements, we provide processing, fractionating, storage, terminaling, loading and rail car services to Hess, and Hess is obligated to provide us with minimum volumes of crude oil, natural gas and NGLs.

The commercial agreements with Hess will include:

•	A 10-year gas processing plant agreement, under which Hess provides us with a minimum quarterly volume of natural gas and, at Hess’s nomination and direction, we will provide processing, treatment and fractionation services with respect to such natural gas and provide for the transportation of certain volumes of residue gas resulting from such services at TGP. Hess will pay us separate fees for providing each of these services.

•

A 10-year terminal and export services agreement, under which Hess will be obligated to deliver certain minimum quarterly volumes of crude oil to our Ramberg Truck Facility and Tioga Rail Terminal, and we will charge Hess for providing terminaling, storage, loading and railcar services at those facilities. Under this agreement, Hess will also deliver certain minimum quarterly volumes of NGLs produced from TGP to our Tioga Rail Terminal, and we will charge

HESS MIDSTREAM PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(in millions, except unit and per unit information)

Hess a separate fee for providing NGL loading services for these volumes. In connection with this agreement, our service fees from Hess include reimbursement of our third-party rail transportation costs. These costs are recorded within operating expenses.

•	A 10-year propane storage services agreement, under which Hess will pay us a per-barrel fee for providing receipt, transloading, storage and delivery services for Hess’s propane at the Mentor Storage Terminal. We will be obligated to make available to Hess on a firm basis 90% of the maximum available storage capacity at the Mentor Storage Terminal, and Hess will pay us the storage fee regardless of whether Hess fully utilizes the available storage capacity. In addition, Hess will pay us separate fees for providing services at the Mentor Storage Terminal, including propane transloading and injection services.

Under each of our commercial agreements other than our propane storage services agreement, Hess will be obligated to provide minimum volumes of crude oil, natural gas and NGLs, as applicable, to our assets on a quarterly basis. Beginning in 2015, Hess’s minimum volume commitments under these commercial agreements will be equal to 80% of Hess’s nominations in each development plan and apply on a three-year rolling basis. Without our consent, the minimum volume commitments resulting from the nominated volumes for any quarter or year contained in any prior development plan shall not be reduced by any updated development plan unless dedicated production is released by us. The applicable minimum volume commitments may, however, be increased as a result of the nominations contained in any such updated development plan.

In the fourth quarter of 2013, TGP was shut down for the completion of a large-scale expansion, refurbishment and optimization project, during which a new cryogenic processing train was installed and processing capacity was increased to 250 MMcf/d from 120 MMcf/d. TGP’s expanded operations commenced in late March 2014. The expansion, refurbishment and optimization project was financed by our affiliate note agreement with Hess that is due in October 2015.

On April 25, 2014, we entered into a $500 million unsecured loan facility with Hess. The loan facility is available to fund general corporate expenditures at TGP. Borrowings under the facility are payable on demand and bear interest at the prevailing AFR. The loan facilities contain customary covenants including the payment of taxes, corporate existence, and maintenance of properties including insurance, but do not contain financial covenants or material adverse change clauses. As of September 23, 2014, we are in compliance with all covenant requirements.

During the six months ended June 30, 2014, Logistics borrowed approximately $5.2 million under its demand loan agreement with Hess, discussed in Note 7. Long-term debt—affiliate.

On January 1, 2014, we assigned our POP contracts to Hess, and contributed related accounts receivable balances of $8.3 million, accounts payable balances of $6.6 million and accrued liabilities balances of $1.5 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Hess Corporation

We have audited the accompanying balance sheet of Hess Midstream Partners LP (the Partnership) as of September 22, 2014. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Hess Midstream Partners LP at September 22, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

September 23, 2014

HESS MIDSTREAM PARTNERS LP

BALANCE SHEET

September 22,
2014
ASSETS
Cash	$20,000

Total assets	$20,000

PARTNERS’ CAPITAL
Limited partner	$10,000
General partner	10,000

Total partners’ capital	$20,000

See accompanying notes to balance sheet.

HESS MIDSTREAM PARTNERS LP

NOTES TO BALANCE SHEET

Note 1. Nature of Operations

Hess Midstream Partners LP (the “Partnership’) is a Delaware limited partnership formed on January 17, 2014. Hess Midstream Partners GP LLC (the “General Partner”) is a limited liability company formed on January 15, 2014 to become the general partner of the Partnership.

On January 17, 2014, in connection with the formation of the partnership, Hess Midstream Partners LP issued to (i) Hess Midstream Partners GP LLC a 50% general partner interest in the partnership for $10,000 and (ii) to Hess Corporation, a 50% limited partner interest in the partnership for $10,000.

Note 2. Subsequent Events

We have evaluated subsequent events through September 23, 2014, the date the financial statements were available to be issued, and any material subsequent events that have occurred through that date have been properly recognized or disclosed in our balance sheet or notes to the balance sheet.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

HESS MIDSTREAM PARTNERS LP

[to be filed by amendment.]

A-1

APPENDIX B

Glossary of Terms

AAR Petition 1577 (CPC-1232) safety standards:    Recent safety standards for newly-constructed DOT Specification 111 tank cars used to transport PG I and II hazardous materials.

barrel:    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.

Bbl(s):    Barrel(s).

Bbl/d:    Barrels per day.

Boe:    Barrel of oil equivalent.

Boe/d:    Barrel of oil equivalent per day.

Btu:    One British thermal unit—a measure of the amount of energy required to raise the temperature of a one-pound mass of water one degree Fahrenheit at sea level.

cf:    Cubic foot or feet is a common unit of gas measurement. One standard cubic foot equals the volume of gas in one cubic foot measured at standard temperature (60 degrees Fahrenheit) and standard pressure (14.73 pounds standard per square inch).

CNG:    Compressed natural gas.

common carrier pipeline:    A pipeline engaged in the transportation of crude oil, refined petroleum products or NGL as a common carrier for hire.

crude oil:    A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.

fractionation:    Fractionation is accomplished by controlling the temperature and pressure of the stream of mixed NGL in order to take advantage of the different boiling points of separate components. NGL fractionation facilities separate mixed NGL streams into discrete components such as ethane, propane, normal butane, isobutane and natural gasoline.

liquefied petroleum gas:    A mixture of hydrocarbon gases commonly used as a fuel, including propane and butane.

long tons:    An imperial system of measurement equivalent to 2,240 pounds.

MBbl/d:    One thousand barrels per day.

MBoe/d:    One thousand barrels of oil equivalent per day.

Mcf:    One thousand cubic feet.

Mgal/d:    One thousand gallons per day.

MMcf/d:    One million cubic feet per day.

NGL:    Natural gas liquids, which are the hydrocarbon liquids contained within natural gas.

B-1

psig:    Pounds per square inch gauge.

sour gas:    Natural gas that is relatively high in sulfur content, requiring additional processing to remove the sulfur.

straddle plant:    A plant that sits alongside of natural gas transmission pipelines to facilitate recovery of NGLs, after which the natural gas is recompressed and reinjected into the transmission lines.

Tcf:    Trillion cubic feet.

throughput:    The volume of crude oil and refined petroleum products transported or passing through a pipeline, plant, terminal or other facility during a particular period.

Williston Basin:    One of the largest structural-sedimentary basins in North America, spanning across North Dakota, South Dakota, Montana, Saskatchewan and Manitoba, with a surface area of approximately 143,000 square miles within the United States and multiple petroleum reservoirs.

Y-grade:    A classification used to describe the extent to which certain hydrocarbons can be stored at a specified pressure, making the hydrocarbon easier to move in a liquid state.

B-2

                 Common units

Representing limited partner interests

Hess Midstream Partners LP

Prospectus

Goldman, Sachs & Co.	Morgan Stanley

Through and including                     ,         (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$32,200
FINRA filing fee		$38,000
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section 8(a) of the Underwriting Agreement to be filed as an exhibit to this registration statement in which Hess Midstream Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent sales of unregistered securities

On January 17, 2014, in connection with the formation of the partnership, Hess Midstream Partners LP issued to (i) Hess Midstream Partners GP LLC a 50% general partner interest in the partnership for $10,000 and (ii) to Hess Corporation, a 50% limited partner interest in the partnership for $10,000 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Number	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of Hess Midstream Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Hess Midstream Partners LP (included as Appendix A to the prospectus)

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*	Form of Omnibus Agreement

10.3*	Form of Operational Services Agreement

10.4*	Form of Secondment Agreement

10.5*	Form of Credit Agreement

10.6*	Form of Long-Term Incentive Plan

10.7*	Form of Gas Processing Agreement

10.8*	Form of Terminal and Export Services Agreement

10.9*	Form of Propane Storage Services Agreement

10.10*	Form of Limited Partnership Agreement of Hess TGP Operations LP

10.11*	Form of Limited Partnership Agreement of Hess North Dakota Export Logistics Operations LP

21.1*	List of Subsidiaries of Hess Midstream Partners LP

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (included on signature page to this registration statement)

*	To be filed by amendment

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Hess Corporation or its subsidiaries (including the registrant’s general partner) and of fees, commissions, compensation and other benefits paid, or accrued to Hess or its subsidiaries (including the registrant’s general partner) for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 24, 2014.

Hess Midstream Partners LP

By:	Hess Midstream Partners GP LLC,
its general partner

By:	/s/ Michael R. Lutz
Michael R. Lutz
Chief Operating Officer

Each person whose signature appears below appoints Jonathan C. Stein, Michael J. Fennessy and Michael R. Lutz, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on September 24, 2014.

Signature	Title

/s/ John B. Hess	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
John B. Hess

/s/ Jonathan C. Stein	Chief Financial Officer (Principal Financial Officer)
Jonathan C. Stein

/s/ Michael J. Fennessy	Chief Accounting Officer (Principal Accounting Officer)
Michael J. Fennessy

/s/ Gregory P. Hill	Director
Gregory P. Hill

/s/ John P. Rielly	Director
John P. Rielly

/s/ Michael R. Turner	Director
Michael R. Turner

/s/ Geurt G. Schoonman	Director
Geurt G. Schoonman

INDEX TO EXHIBITS

Number	Description
1.1*	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of Hess Midstream Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Hess Midstream Partners LP (included as Appendix A to the prospectus)

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*	Form of Omnibus Agreement

10.3*	Form of Operational Services Agreement

10.4*	Form of Secondment Agreement

10.5*	Form of Credit Agreement

10.6*	Form of Long-Term Incentive Plan

10.7*	Form of Gas Processing Agreement

10.8*	Form of Terminal and Export Services Agreement

10.9*	Form of Propane Storage Services Agreement

10.10*	Form of Limited Partnership Agreement of Hess TGP Operations LP

10.11*	Form of Limited Partnership Agreement of Hess North Dakota Export Logistics Operations LP

21.1*	List of Subsidiaries of Hess Midstream Partners LP

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Powers of Attorney (included on signature page to this registration statement)

*	To be filed by amendment